
05007443

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Chitaly Holdings Ltd

*CURRENT ADDRESS



PROCESSED
APR 26 2005
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34829 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 4/26/05


CHITALY HOLDINGS LIMITED

ARIS
11-31-04

ANNUAL REPORT



2004



CHITALY HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

	Pages
CORPORATE INFORMATION	2
FINANCIAL HIGHLIGHTS	3
CHAIRMAN'S STATEMENT	4-6
MANAGEMENT DISCUSSION AND ANALYSIS	7-9
MANAGEMENT PROFILE	10-11
REPORT OF THE DIRECTORS	12-19
REPORT OF THE AUDITORS	20
AUDITED FINANCIAL STATEMENTS	
Consolidated:	
Profit and loss account	21
Balance sheet	22
Summary statement of changes in equity	23
Cash flow statement	24
Company:	
Balance sheet	25
Notes to financial statements	26-52

DIRECTORS

Executive Director

Mr. Tse Kam Pang *(Chairman)*
Mr. Lam Toi
Ms Lam Ning, Joanna
Mr. Ma Gary Ming Fai

Independent Non-Executive Director

Mr. Tsao Kwang Yung, Peter
Dr. Donald H. Straszheim
Mr. Yau Chung Hong

AUDIT COMMITTEE

Mr. Tsao Kwang Yung, Peter
Dr. Donald H. Straszheim
Mr. Yau Chung Hong

COMPANY SECRETARY

Mr. Chan Wing Kit, AHKSA

AUDITORS

Ernst & Young

SOLICITORS

Mallesons Stephen Jaques

PRINCIPAL BANKER

Bank of China

PRINCIPAL SHARE REGISTRAR AND TRANSFER OFFICE

Bank of Butterfield International (Cayman) Ltd.
Butterfield House
68 Fort Street
P.O. Box 705
George Town
Grand Cayman
Cayman Islands
British West Indies

HONG KONG BRANCH SHARE REGISTRAR AND TRANSFER OFFICE

Tengis Limited
G/F., Bank of East Asia Harbour View Centre
56 Gloucester Road
Wanchai
Hong Kong

REGISTERED OFFICE

Century Yard, Cricket Square
Hutchins Drive
P.O. Box 2681 GT
Grand Cayman
Cayman Islands
British West Indies

HEAD OFFICE AND PRINCIPAL PLACE OF BUSINESS

Room 204, 2/F
Wing On Plaza
62 Mody Road
Tsim Sha Tsui East
Kowloon, Hong Kong

FINANCIAL RELATIONS CONSULTANT

Strategic Financial Relations Limited

STOCK CODE

1198


(HK$'000)
500,000
400,000
300,000
200,000
100,000
0
34.3%
403,766
300,719
207,020
2002
2003
2004


Attributable to Shareholders
(HK$'000)
120,000
100,000
80,000
60,000
40,000
20,000
0
39.9%
108,002
77,244
44,514
2002
2003
2004


(%)
30
27
24
21
18
15
26.7%
25.7%
21.5%
2002
2003
2004

Dear Shareholders,

On behalf of the Board of Directors, I am pleased to present to you the annual results of Chitaly Holdings Limited for the year ended 31 December 2004.

2004 was a successful year for Chitaly. We attained record high in both turnover and profit. Turnover increased 34.3% from HK$300.7 million last year to HK$403.8 million this year. Net profit for the year amounted to HK$108.0 million, representing a surge of 39.9% as compared to HK$77.2 million in 2003. The results were attributable to our commitment in brand building and new product development as well as efforts to expand the Group's production facility. Additional production facility supported the launch of new product series and also helped the management to better allocate and apply existing resources, and the enlarged production volume brought about economies of scale benefits. Together with stringent cost controls and stable raw material price, the Group was able to sustain healthy margins with a gross profit margin of 37.3% (2003: 35.8%) and a net profit margin of 26.7% (2003: 25.7%).

To share the fruitful results with our shareholders, the Board of Directors recommends the payment of a final dividend of HK14.0 cents per share (2003: HK12.0 cents per share) for the year ended 31 December 2004. In addition to the interim dividend of HK12.0 cents per share (2003: HK6.0 cents per share), the total dividend for the year will be HK26.0 cents per share (2003: HK18.0 cents per share), representing a payout ratio of 58.7%.

CHINA MARKET: OVERVIEW

China is one of the world's largest furniture production bases. Its furniture industry enjoys rapid growth prompted by escalating demands from both overseas and the domestic markets. The China National Furniture Association forecasted that sales in the furniture market will reach 170 billion Renminbi by 2005 and 300 billion Renminbi by 2015, with growth rates between 12% and 15%. China is also one of the top five furniture exporters in the world. According to China Custom Statistics, China's export of furniture and parts reached US$10.2 billion (equivalent to approximately 84.4 billion Renminbi) in 2004, representing an increase of 39.3% as compared with 2003. These figures affirmed the market potential of the China furniture market.

Despite the promising market outlook, the industry also faces challenges. In around April to May 2004, the Chinese Government stepped up its macroeconomic controls to restrain excessive investment in certain sectors. Nevertheless, the nation's GDP in 2004 still recorded a 9.5% growth to reach 1.365 trillion Renminbi. The demand for housing, especially luxurious residential units, has been picking up swiftly and so has the demand for medium to high-end furniture. In addition, more companies are attracted to invest in China as a result of its accession to the WTO, leading to a growth in the expatriate populations in major Chinese cities. The furniture market needs finer products of fashionable designs to meet the demand of this group of potential customers. Leveraging our extensive distribution network comprising over 810 outlets in 29 provinces and municipalities in China selling products of our famed "Royal", "Knight" and "Simplified" brand products, and boasting the ability to manufacture quality home furniture of sophisticated European designs together with impeccable business reputation, Chitaly is set to benefit from the booming economy and the growing demand of customers looking for stylish furniture with top-shelf features.

STRATEGIC DEVELOPMENTS & PROSPECT

We operate in a highly competitive environment. To safeguard the Group's leading market position, besides producing the highest quality products, we also mount effective marketing campaigns to publicise our "Royal", "Knight" and "Simplified" brands to potential customers. We are one of the very first furniture manufacturers to appoint celebrity endorser to promote our brands and products. Complimented by Ms. Rosmund Kwan, well-known and loved celebrity in the Greater China Region, Chitaly's brands have been firmly stamped in the minds of consumers nationwide. The Group is pleased to announce that Ms. Kwan has signed another 3-year endorsement contract with the Group. We are confident of expanding the Group's brand names even further into new potential markets.

The success of our franchisees is the cornerstone of Chitaly's growth. It is our goal to continue to foster the growth of our franchisees. As a step to strengthen our brand and our corporate image, we have started retrieving our franchise rights and forging partnership with existing franchisees in certain major cities in China such as Shanghai and Shenzhen. This is not an adjustment of our franchisee model but an enhancement of the franchisee system. The move is merely to rid the weaknesses in the franchisee system, not to take business from the franchisees. We plan to build flagship stores to enhance the Group's overall brand image, and the sophisticated style of the stores can serve as an important reference for franchisees in neighbouring cities. Being able to secure maximum brand exposure in major Chinese cities will also help the Group attract additional businesses from overseas.

To further expand our presence, we will continue to strengthen our distribution network in the country, which will enable the Group to grasp arising business opportunities. The Group targets at having a total of 1,000 specialty outlets in China by the end of 2005. In view of the favourable market outlook and our expansion blueprint, we are planning to inject approximately HK$100 million in the coming 5 years to expand the monthly production capacity by 150%. The investment will sharpen the Group's competitive edge, allows us to meet the escalating demands for quality home furniture with high efficiency and flexibility.



Over the years, the Group has had negotiations with various overseas business partners about different forms of partnership. We will keep identifying synergistic collaboration and we are delighted to announce that the Group has introduced our effective franchise system to Indonesia, Philippines and United Arab Emirates, and it has also forged a licensing agreement with a distributor in Spain. Among our six furniture series, "Simplified" under the award winning "Simplified" brand, received overwhelming response from our overseas partners. Its elegant European contemporary design and unique craftsmanship in applying the advanced material, veneer, allow the Group to capture potential market share of the overseas home furniture markets, particularly the younger generation market.

In the pursuit of a sustainable gross profit margin, we will continue to look for additional product lines to expand the scope of our core products. In addition to panel furniture, new product lines we plan to develop include fabrics, sofas, floor and wall coverings, accessories and others, to name but a few. However, we do not intend to start from scratch the development of new product lines. We may consider pursuing such development in collaboration with other companies or partners when the right opportunities arise. Also, the Group may consider acquiring other companies to tap these new product markets.

In addition to general business development, during the year, the Group entered into a placing agreement for the placement of 43,000,000 shares at HK$4.45 per share on 13 October 2004. The placees were mainly well known global institutional investors. We are delighted that additional institutional investors have joined us as our shareholders. It is proof of our commitment to expanding our shareholder base, and the strong confidence the investor community has in our business direction and future development.

Committed to delivering superb product designs and quality and armed with a sound brand building philosophy, efficient production capabilities and an extensive distribution network, the Group will be able to seize the many growth opportunities ahead and pave the way for the sustained growth in the future.

APPRECIATION

Last but not least, on behalf of the Board of Directors, I would like to extend my sincere gratitude to our business associates, distributors, customers and shareholders for their support throughout the year. I would also like to thank our dedicated management team and committed staff for their hard work and continuous efforts over the years. Their excellent work has contributed significantly to our remarkable results and further cemented the Group's foundation for extending our presence in China as well as in other potential markets.

Tse Kam Pang
Chairman & Chief Executive Officer
Hong Kong
8 April 2005

DIVIDENDS

The Board of Directors recommends a payment of a final dividend of HK14.0 cents per share for the year ended 31 December 2004. Together with the interim dividend of HK12.0 cents per share, the total dividend for the year ended 31 December 2004 is HK26.0 cents per share. Subject to the approval of the shareholders at the forthcoming Annual General Meeting ("AGM"), the final dividend will be distributed on or about 12 May 2005 to shareholders whose names appear on the Register of Members of the Company as at the close of business on 6 May 2005.

MANAGEMENT DISCUSSION AND ANALYSIS

Operations Review

Network Extension

During the year, Chitaly continued to expand its presence in China. Leveraging the Group's extensive distribution network comprising over 810 outlets in 29 provinces and municipalities in China selling products of its famed "Royal", "Knight" and "Simplified" brand products, and effective marketing and brand building campaigns, Chitaly further strengthened its foothold and reputation in the medium to high-end home furniture markets in China. The number of specialty outlets increased by more than one-third over that of last year. As the Group has already established strong presence in major cities in China, most of the new stores are strategically located in 2nd-tier cities. The diversified network provides a solid platform for the Group to market its wide range of medium to high-end modern-style home furniture to the more affluent Chinese population.

Exquisite Design Capability

The Group marketed six series of home furniture, namely "Light Walnut", "Ebony", "Black Walnut", "Glossy", "Light Oak" and "Simplified" under the award-winning brand names, "Royal", "Knight" and "Simplified". Leveraging the Group's contemporary product design and development team with over 50 professionals, two new product series - "Light Oak" and "Simplified" were launched during the year 2004.

The modern designs and superior quality of the Group's products had won for it a number of prestigious acclaims including the "*Gold Award of the bedroom series*" in the 12th International Famous Furniture Fair (Dongguan), "*Top Brand in Customer Satisfaction in the PRC Market*" presented by *People's Daily* and the "*Top Ten Renowned Furniture Brands*" named by the *China Association for Quality Supervision and Management* in China. These awards demonstrated the Group's continuous efforts in developing products of the best designs and quality as well as its commitment to providing the best service to its customers. Among the three accreditations, the Gold Award was presented to the Group's new brand, "Simplified". The award not only recognised the dedication of the Group's product design and development team, but also strengthened Chitaly's confidence in developing new products under the "Simplified" brand.



Distinguished Brand Building Strategies

On top of establishing a comprehensive distribution network in China and maintaining excellent design and product quality, the Group also injected resources into building its brands. Chitaly appointed celebrity Ms Rosmund Kwan as the Group's spokesperson in 2003. The Group's furniture brands are promoted via the printed media, and on billboards and television featuring Ms. Kwan. In addition, Chitaly has actively participated in various international furniture exhibitions in China, including the 12th International Famous Furniture Fair (Dongguan), which were well-known international show for the furniture industry in China. These exhibitions can serve as an efficient platform for the Group to promote its brands to potential franchisees and customers. These marketing campaigns helped the Group to extend its brand recognition and market presence, and also strengthened its leading position in the medium to high-end home furniture market in China.

Investment in Production Facility

In view of the escalating demand for quality home furniture in China, the Group expanded its production facility, adding to it a new factory in Dongguan in mid 2004. Including the production plant in Guangzhou, the Group's production facilities had a total production floor area of 110,000 sq.m. and a maximum monthly production capacity of 14,000 sets of furniture. Furthermore, the Group further invested in expanding its logistics capabilities by adding a new three-storey facility, a new storage and a distribution terminal adjacent to its Guangzhou factory and in Tianjin. The investment in new facility has further cemented the Group's foundation for future growth in the quality home furniture industry.

Other Revenue

During the year, the Group's other revenues represented service fee resulted from the introduction of customers (the Group's franchisees) to the manufacturers of non-wooden furniture, including sofa, mattress, table, cushion, lamps and other decorations of the wooden furniture. By providing such services, the Group can highlight its position as a close business partner of its franchisees thereby fortify the relationship with them, and also ensure all the specialty outlets share the same uniform image. The services were well evidenced by the additional income, amounted to HK$33 million.

PROSPECTS

Looking ahead, the favourable market condition in the China home furniture market will remain as the Group's major growth driver. Chitaly will continue to strengthen its presence in the country, which will enable it to grasp arising business opportunities. The Group targets at having a total of 1,000 specialty outlets in China by the end of 2005.

To further boost the market penetration of its three prestigious brands, the Group will inject resources into marketing campaigns to publicise them to potential customers. Chitaly is also pleased to announce that Ms. Kwan has signed another three-year endorsement contract with the Group. The Group is confident of expanding its brand names into new potential markets.

As for core business development, to strengthen Chitaly's brand and corporate image, the Group has started retrieving its franchise rights and forging partnership with existing franchisees in certain major cities in China such as Shanghai and Shenzhen. The Group intended to build flagship stores to enhance its overall brand image, and the sophisticated style of the stores can serve as an important reference for franchisees in neighbouring cities. Being able to secure maximum brand exposure in major Chinese cities will also help the Group attract additional business from overseas.

Apart from the development in the Group's core market, Chitaly is delighted to announce that it has introduced its effective franchise system to Indonesia, Philippines and United Arab Emirates, and it has also signed a licensing agreement with a distributor in Spain. The Group believes that those new markets will serve as another growth driver for the Group's future development.

In the pursuit of a sustainable gross profit margin, we will continue to look for additional product lines to expand the scope of our core products. In addition to panel furniture, new product lines we plan to develop include fabrics, sofas, floor and wall coverings, accessories and others, to name but a few. However, we do not intend to start from scratch the development of new product lines. We may consider pursuing such development in collaboration with other companies or partners when the right opportunities arise. Also, the Group may consider acquiring other companies to tap these new product markets.

The above developments presented many growth opportunities for Chitaly. Leveraging the Group's market driven products, superior design capabilities, high brand reputation, quality and efficient products and an extensive distribution network, the Group is poised for future success.

DIRECTORS

Executive Directors

Mr. TSE Kam Pang, aged 50, is the chairman of the Company. He founded the Group in 1997 and is responsible for the overall strategic planning and formulation of corporate policies of the Group. Prior to the founding of the Group, Mr. Tse previously held the position of the Deputy Managing Director in a public listed company in Hong Kong. Mr. Tse has over 15 years of experience in the international trade and China trade business. Mr. Tse is also a fellow member of the Hong Kong Society of Accountants.

Mr. LAM Toi, aged 42, is the deputy chairman and chief executive officer of the Company and co-founder of the Group. Mr. Lam is responsible for overall strategic planning, sales and distribution operations as well as business and product development of the Group. Before founding the Group, Mr. Lam has over 17 years of experience in China trade and furniture business. Mr. Lam is presently the vice-chairman of the Guangzhou Furniture Association, and executive director of the China Furniture Association, a committee member of International Furniture and Decoration (Hong Kong) Association, permanent president of Hong Kong Furniture and Decoration Trade Association Limited and a visiting professor of Furniture Design at (中南林學院建築工程學院). Mr. Lam is the elder brother of Miss Lam Ning, Joanna, an executive Director.

Ms LAM Ning, Joanna, aged 33, is an executive director of the Group. Ms Lam is responsible for the procurement and daily operation of the Group. Ms Lam has over 12 years of accounting and management experience. Ms Lam joined the Group in 1998 as Financial Manager, and was appointed as a director in a company within the Group in 1999. Ms Lam is the younger sister of Mr. Lam Toi.

Mr. MA Gary Ming Fai, aged 41, is the founder or early investor in a number of technology projects both in the PRC and Hong Kong, is a member of the Institute of Chartered Accountants of Ontario in Canada and has worked for several years with an international accounting firm. Mr. Ma received his bachelor of commerce degree from the University of Calgary, Canada in 1985. He is the Chairman of Xteam Software International Limited, a company listed on the Growth Enterprise Market on the Stock Exchange.

Independent non-executive Directors

Mr. TSAO Kwang Yung, Peter, aged 71, the former Secretary for Home Affairs of the Government of Hong Kong. In 1977, Mr. Tsao was appointed as the special envoy to Geneva and became the head of the Trade and Industry Department in 1981. In 1983, Mr. Tsao headed the Government Information Services and in 1988 he was appointed as the Secretary for Home Affairs from which post he retired in February 1992. He is currently the Chairman of Prima Consultants Limited and a director of a number of companies in Hong Kong.

Dr. Donald H. Straszheim, aged 62, is the founder and the principal of Straszheim Global Advisors, an independent research firm, and also Vice Chairman of Milken Institute. He holds a B.S., M.S. and Ph.D. from Purdue University. From 1985 to 1997, Dr. Straszheim was the Chief Economist of Merrill Lynch and Co. ("Merrill Lynch"), and guided its world-wide economic research effort. Located in New York, he was Merrill Lynch's chief economic spokesman, and the architect of its global economic viewpoint. He was voted ten consecutive years to Institutional Investor's All-Star Team (equity or fixed income).

Mr. Yau Chung Hong, aged 34 is an Executive Director of China Northern Enterprises Investment Fund Limited. Mr. Yau obtained a Bachelor degree in Accountancy from the Hong Kong Polytechnic University in 1993. He is an associated member of the Hong Kong Institute of Certified Public Accountants and a fellow member of the Association of Chartered Certified Accountants. Mr. Yau has about 12 years of experience in accounting and corporate finance. He possesses extensive experience and knowledge in accounting and financial management.

SENIOR MANAGEMENT

Mr. WONG Kit Wai, aged 35, is the chief financial Officer of the Group, he joined the Group in June, 2004. He is responsible for the financial planning and investors relationship. He has several years in financial control and reporting. He is a holder of MBA degree, and a member of CPA Australia.

Mr. CHAN Wing Kit, aged 33, is the financial controller of the Group and company secretary of the Company. He is responsible for the Group's financial management and company secretarial matters. He holds a bachelor of commerce degree from Monash University. Prior to joining the Group in October 2001, he worked as an auditor with an international accounting firm and has over six years of experience in auditing, accounting and financial work. He is an associate member of the Hong Kong Society of Accountants and a certified practising accountant of CPA Australia.

Mr. ZENG Le Jin, aged 33, is the manager of the internal audit department of the Group. He joined the Group in May 1999. He is responsible for the internal audit and overall system assurance of the Group. He has nine years of experience in enterprise management. He holds a bachelor degree of metropolitan economy and management majoring in statistic from Guangdong Business College.

Mr. WU Yuan Cheng, aged 31, is the manager of the general administration department and joined the Group in 1999. He is responsible for general administration, personnel affair and backup services. He graduated from Southwest Agricultural University majoring in accounting and auditing. He has several years of experience in corporate administration.

The directors of Chitaly Holdings Limited (the "Company") present their report and the audited financial statements of the Company and its subsidiaries (collectively referred to as the "Group") for the year ended 31 December 2004.

PRINCIPAL ACTIVITIES

The principal activity of the Company is investment holding. Details of the principal activities of the subsidiaries are set out in note 16 to the financial statements. There were no significant changes in the nature of the Group's principal activities during the year.

RESULTS AND DIVIDENDS

The Group's profit for the year ended 31 December 2004 and the state of affairs of the Company and the Group at that date are set out in the financial statements on pages 21 to 52.

An interim dividend of HK12 cents per ordinary share was paid on 27 August 2004. The directors recommend the payment of a final dividend of HK14 cents per ordinary share (note 11) in respect of the year, to shareholders on the register of members on 6 May 2005. This recommendation has been incorporated in the financial statements as an allocation of retained profits within the capital and reserves section of the balance sheet.

USE OF PROCEEDS FROM THE COMPANY'S INITIAL PUBLIC OFFERING

Upon the listing of the Company's shares on the Stock Exchange of Hong Kong Limited (the "Stock Exchange") on 15 May 2002 and issue of shares on the same date, the proceeds, after netting of related expenses paid and payable, were approximately HK$32 million. As at 31 December 2004, HK$10 million, HK$12 million and HK$5 million was used for the construction of new factories, for the purchase of machinery and equipment and for marketing and promotional activities, respectively. The remaining proceeds are deposited in financial institutions and licensed banks in Hong Kong.

SUMMARY FINANCIAL INFORMATION

The following is a summary of the consolidated/combined financial results and of consolidated/combined assets and liabilities of the Group for the last five financial years, prepared on the basis set out in the note below:

	Year ended 31 December				
	2004	2003	2002	2001	2000
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
RESULTS					
Turnover	**403,766**	300,719	207,020	164,758	143,669
Profit before tax	**131,857**	88,998	51,252	37,615	31,326
Tax	**(23,855)**	(11,754)	(6,738)	(5,138)	(4,715)
Net profit from ordinary activities attributable to shareholders	**108,002**	77,244	44,514	32,477	26,611

SUMMARY FINANCIAL INFORMATION (continued)

	31 December				
	2004	2003	2002	2001	2000
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
ASSETS AND LIABILITIES					
Non-current assets	**183,386**	134,167	75,662	45,319	42,642
Current assets	**245,912**	142,422	118,931	53,536	32,793
Current liabilities	**(177,188)**	(105,352)	(61,571)	(53,525)	(40,542)
Non-current liabilities	**(18,634)**	(6,363)	(6,363)	–	(3,440)
	233,476	164,874	126,659	45,330	31,453

Note: The summary of the combined results of the Group for the two years ended 31 December 2001 and the combined balance sheets of the Group as at 31 December 2000 and 2001 have been extracted from the Company's prospectus dated 2 May 2002. The results of the Group for the years ended 31 December 2003 and 2004 and its assets and liabilities as at those dates are set out on pages 21 and 22 of the financial statements, respectively, and are presented on the basis set out in note 3 to the financial statements.

FIXED ASSETS

Details of movements in the fixed assets of the Group during the year are set out in note 13 to the financial statements.

SHARE CAPITAL AND SHARE OPTIONS

Details of movements in the Company's share capital and share options during the year, together with the reasons therefor, are set out in note 23 to the financial statements.

PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights under the Company's articles of association or the laws of the Cayman Islands which would oblige the Company to offer new shares on a pro rata basis to existing shareholders.

PURCHASE, REDEMPTION OR SALE OF LISTED SECURITIES OF THE COMPANY

Neither the Company, nor any of its subsidiaries purchased, redeemed or sold any of the Company's listed securities during the year.

RESERVES

Details of movements in the reserves of the Company and the Group during the year are set out in note 24 to the financial statements and in the consolidated summary statement of changes in equity.

DISTRIBUTABLE RESERVES

As at 31 December 2004, the Company's reserves available for distribution, calculated in accordance with the provision of the Companies Law of the Cayman Islands, amounted to HK$56,747,000, of which HK$34,113,000 has been proposed as a final dividend for the year. In addition, the Company's share premium account, in the amount of HK$64,685,000, may be distributed in the form of fully paid bonus shares.

CHARITABLE CONTRIBUTIONS

During the year, the Group did not make any charitable contributions (2003: Nil).

MAJOR CUSTOMERS AND SUPPLIERS

Sales to the Group's five largest customers accounted for approximately 17.4% of the Group's turnover for the year and sales to the Group's largest customer included therein amounted to 4.3%. Purchases from the Group's five largest suppliers accounted for approximately 58% of the total purchase for the year and purchase from the Group's largest supplier included therein amounted to 17%.

None of the directors of the Company or any of their associates or any shareholders (which, to the best knowledge of the directors, own more than 5% of the Company's issued share capital) had any beneficial interest in the Group's five largest customers.

DIRECTORS

The directors of the Company during the year were:

Executive directors:
Mr. Tse Kam Pang
Mr. Lam Toi
Ms. Lam Ning, Joanna

Independent non-executive directors:
Mr. Tsao Kwang Yung, Peter
Mr. Donald H. Straszheim (appointed on 23 September 2004)
Mr. Ma Ming Fai, Gary

Subsequent to the balance sheet date, on 21 January 2005, Mr. Ma Ming Fai, Gary resigned as an independent non-executive director and was appointed as an executive director of the Company; and Mr. Yau Chung Hong was appointed as an independent non-executive director.

In accordance with article 87 of the Company's articles of association, one-third of the directors will retire by rotation and, being eligible, will offer themselves for re-election at the forthcoming annual general meeting.

The directors of the Company, including the independent non-executive directors, but excluding the chairman of the board of directors of the Company, are subject to retirement by rotation and re-election in accordance with the provisions of the Company's articles of association.

DIRECTORS' AND SENIOR MANAGEMENT'S BIOGRAPHIES

Biographical details of the directors of the Company and the senior management of the Group are set out on pages 10 to 11 of the annual report.

DIRECTORS' SERVICE CONTRACTS

Each of the executive and independent non-executive directors has entered into a service agreement with the Company for an initial term of two years commencing from 1 May 2002, which will automatically continue thereafter until terminated by not less than two months' notice in writing served by either party to the other.

No director proposed for re-election at the forthcoming annual general meeting has a service contract with the Company which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES AND DEBENTURES

As at 31 December 2004, the interests and short positions of the directors and chief executive in the share capital and underlying shares and debentures of the Company or its associated corporations (within the meaning of Part XV of Securities and Futures Ordinance (the "SFO")), as recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers, were as follows:

Long positions in ordinary shares of the Company:

		Number of shares held, capacity and nature of interest					
Name of director	Notes	Directly beneficially owned	Through spouse or minor children	Through controlled corporation	Beneficiary of a trust	Total	Percentage of the Company's issued share capital
Mr. Tse Kam Pang	(a)	4,600,000	–	71,450,000	–	76,050,000	31.21%
Mr. Lam Toi	(b)	4,600,000	–	28,450,000	–	33,050,000	13.57%
Ms. Lam Ning, Joanna		1,900,000	–	–	–	1,900,000	0.78%
		11,100,000	–	99,900,000	–	111,000,000	45.56%

The interests of the directors in the share options of the Company are separately disclosed in note 23 to the financial statements.

Notes:

(a) The 71,450,000 shares of the Company are held by Crisana International Inc. ("Crisana"), a company incorporated in the British Virgin Islands. As at 31 December 2004, Mr. Tse Kam Pang held 100% of the issued share capital of Crisana.

(b) The 28,450,000 shares of the Company are held by Silver Wave Holdings Limited ("Silver Wave"), a company incorporated in the British Virgin Islands. As at 31 December 2004, Mr. Lam Toi held 100% of the issued share capital of Silver Wave.

No directors have non-beneficial personal equity interests in certain subsidiaries held for the benefit of the Company solely for the purpose of complying with the minimum company membership requirements.

Save as disclosed above, as at 31 December 2004, none of the directors had registered an interest or short position in the shares, underlying shares or debentures of the Company or any of its associated corporations that was required to be recorded pursuant to Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

DIRECTORS' RIGHTS TO ACQUIRE SHARES

Save as disclosed in the share option scheme disclosures in note 23 to the financial statements, at no time during the year were rights to acquire benefits by means of the acquisition of shares in or debentures of the Company granted to any director or their respective spouse or minor children, or were any such rights exercised by them; or was the Company, its holding company, or any of its subsidiaries and fellow subsidiaries a party to any arrangement to enable the directors to acquire such rights in any other body corporate.

SHARE OPTION SCHEME

The Company operates a share option scheme (the "Scheme") for the purpose of providing incentives and rewards to eligible participants who contribute to the Group's operations. Under the Scheme, the directors may, at their discretion, invite any employees, directors or consultants of any company in the Group to acquire options. The Scheme became effective on 26 April 2002 and, unless otherwise cancelled or amended, will remain in force for 10 years from that date.

The maximum number of shares in respect of which options may be granted under the Scheme and under any other share option scheme of the Company pursuant to which options may from time to time be granted to directors, consultants and/or employees of any company in the Group, shall initially not exceed 10% of the relevant class of securities of the Company in issue excluding, for this purpose, shares issued on exercise of options under the Scheme and any other share option scheme of the Company. Upon the grant of options for shares up to 10% of the relevant class of securities of the Company and subject to the approval of the shareholders of the Company in general meetings, the maximum number of shares to be issued under this scheme when aggregated with securities to be issued under any other share option scheme of the Group, may be increased by the board of directors, provided that the shares to be issued upon exercise of all outstanding options do not exceed 30% of the relevant class of securities in issue from time to time.

No option may be granted to any one person such that the total number of shares issued and to be issued upon the exercise of options granted and to be granted to such person in any 12-month period up to the date of the latest grant exceeds 1% of the issued share capital of the Company from time to time.

An option may be exercised in accordance with the terms of the Scheme at any time during the option period (and not more than 10 years after the date of grant). The option period will be determined by the board of directors and communicated to each grantee. The board of directors may provide restrictions on the time during which the options may be exercised. There are no performance targets which must be achieved before any of the options can be exercised. However, the board of directors retains discretion to accelerate the vesting of fixed-term options in the event that certain performance targets are met.

The subscription price for the Company's shares under the Scheme will be a price determined by the board of directors and notified to each grantee. The subscription price will be the highest of: (i) the nominal value of a share; and (ii) the closing price of the shares as stated in the Stock Exchange's daily quotation sheet on the date of grant, which must be a trading day; and (iii) the average closing price of the shares as stated in the Stock Exchange's daily quotation sheets for the five trading days immediately preceding the date of grant. An option shall be deemed to have been granted and accepted by an eligible participant (as defined in the Scheme) and to have taken effect when the acceptance form as described in the share option scheme is completed, signed and returned by the grantee with a remittance in favour of the Company of HK$1.00 by way of consideration for the grant.

SHARE OPTION SCHEME (continued)

As at 31 December 2004, the number of shares issuable under share options granted under the Scheme was 6,900,000, which represented 3% of the Company's shares in issue as at that date. The maximum number of shares issuable under share options which may be granted to each eligible participant in the Scheme within any 12-month period up to the date of latest grant, is limited to 1% of the shares of the Company in issue at any time. Any further grant of share options in excess of this limit is subject to the shareholders' approval in a general meeting.

The share options granted under the Scheme for a consideration of HK$1.00 per grant during the year are set out below:

	Number of share options									Price of the Company's shares ***	
Name or category of participant	At the beginning of the year	Granted during the year	Exercised during the year	Lapsed during the year	Cancelled during the year	At the end of the year	Date of grant of share options*	Exercise period	Exercise price per share** HK$	At grant date of options HK$	At exercise date of options HK$
Director											
Tse Kam Pang	2,300,000	-	(2,300,000)	-	-	-	18/9/2003	1/11/2003 to 31/10/2006	2.18	2.18	3.60
Lam Toi	2,300,000	-	(2,300,000)	-	-	-	18/9/2003	1/11/2003 to 31/10/2006	2.18	2.18	3.60
Donald H. Straszheim	-	800,000	-	-	-	800,000	28/9/2004	29/9/2004 to 28/9/2014	4.80	4.80	-
Others											
Members of senior management and other employees of the Group	6,500,000		(6,500,000)	-	-	-	2/5/2003	1/6/2003 to 31/5/2006	1.17	1.17	3.60
	-	100,000	-	-	-	100,000	28/9/2004	29/9/2004 to 28/9/2014	4.80	4.80	-
	-	6,000,000	-	-	-	6,000,000	15/10/2004	16/10/2004 to 15/10/2014	4.675	4.55	-
	6,500,000	6,100,000	(6,500,000)	-	-	6,100,000					
In aggregate	11,100,000	-	(11,100,000)	-	-	-					
	-	6,900,000	-	-	-	6,900,000					
	11,100,000	6,900,000	(11,100,000)	-	-	6,900,000					

* The vesting period of the share options is from the date of the grant until the commencement of the exercise period.

** The exercise price of the share options is subject to adjustment in the case of rights or bonus issues, or other similar changes in the Company's share capital.

*** The price of the Company's shares disclosed as at the date of the grant of the share options is the Stock Exchange closing price on the trading day immediately prior to the date of the grant of the options. The price of the Company's shares disclosed as at the date of the exercise of the share options is the weighted average of the Stock Exchange closing prices over all of the exercises of options within the disclosure line.

SHARE OPTION SCHEME *(continued)*

The financial impact of the share options granted is not recorded in the Company's or the Group's balance sheet until such time as the options are exercised, and no charge is recorded in the profit and loss account or balance sheet for their cost. Upon the exercise of the share options, the resulting shares issued are recorded by the Company as additional share capital at the nominal value of the shares, and the excess of the exercise price per share over the nominal value of the shares is recorded by the Company in the share premium account. Options which are cancelled prior to their exercise date are deleted from the register of outstanding options.

The directors do not consider it appropriate to disclose a theoretical value of the share options granted during the year to the directors and members of senior management and other employees of the Group, because in the absence of a readily available market value of the share options on the ordinary shares of the Company, the directors were unable to arrive at an accurate assessment of the value of these share options.

SUBSTANTIAL SHAREHOLDERS' AND OTHER PERSONS' INTERESTS IN SHARES

At 31 December 2004, the following interests of 5% or more of the issued share capital and share options of the Company were recorded in the register of interests required to be kept by the Company pursuant to Section 336 of the SFO:

Long positions:

Name	Notes	Capacity and nature of interest	Number of ordinary shares held	Percentage of the Company's issued share capital
Crisana	(a)	Directly beneficially owned	71,450,000	29.32%
Silver Wave	(b)	Directly beneficially owned	28,450,000	11.68%

(a) The ordinary shares and share options are held by Crisana, which is wholly owned by Mr. Tse Kam Pang, a director.

(b) The ordinary shares and share options are held by Silver Wave, which is wholly owned by Mr. Lam Toi, a director.

Save as disclosed above, as at 31 December 2004, no person, other than the directors and chief executive of the Company, whose interests are set out in the section headed "Directors' and chief executive's interests and short positions in shares, underlying shares and debentures" above, and their spouses who are deemed to be interested in the same shares had registered an interest or short position in the shares or underlying shares of the Company that was required to be recorded pursuant to Section 336 of the SFO.

POST BALANCE SHEET EVENTS

Details of the significant post balance sheet events of the Group are set out in note 28 to the financial statements.

CODE OF BEST PRACTICE

In the opinion of the directors, the Company complied with the Code of Best Practice, as set out in the previous Appendix 14 of the Listing Rules, throughout the accounting period covered by the annual report, except that the independent non-executive directors of the Company are not appointed for specific terms as required by paragraph 7 of the Code of Best Practice, but are subject to retirement by rotation in accordance with the Company's articles of associations.

AUDIT COMMITTEE

The Company has an audit committee which was established in compliance with Rule 3.21 of the Listing Rules for the purpose of reviewing and providing supervision over the Group's financial reporting process and internal controls. The audit committee comprises the three independent non-executive directors of the Company.

AUDITORS

Ernst & Young retire and a resolution for their reappointment as auditors of the Company will be proposed at the forthcoming annual general meeting.

ON BEHALF OF THE BOARD

Tse Kam Pang
Chairman and Executive Director
Hong Kong
8 April 2005



安永會計師事務所

To the members
Chitaly Holdings Limited
(Incorporated in the Cayman Islands with limited liability)

We have audited the financial statements on pages 21 to 52 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently. It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants. An audit includes an examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2004 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirement of the Hong Kong Companies Ordinance.

Ernst & Young
Certified Public Accountants
Hong Kong
8 April 2005

	Notes	2004 HK$'000	2003 HK$'000
TURNOVER	5	**403,766**	300,719
Cost of sales		**(253,055)**	(193,110)
Gross profit		**150,711**	107,609
Other revenue	5	**34,708**	20,527
Selling and distribution costs		**(16,948)**	(14,560)
Administrative expenses		**(31,956)**	(24,024)
Other operating expenses		**(4,658)**	(554)
PROFIT FROM OPERATING ACTIVITIES	6	**131,857**	88,998
Finance costs		**–**	–
PROFIT BEFORE TAX		**131,857**	88,988
Tax	9	**(23,855)**	(11,754)
NET PROFIT FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO SHAREHOLDERS	10	**108,002**	77,244
DIVIDENDS	11		
Interim		**29,240**	14,238
Proposed final		**34,113**	27,908
		63,353	42,146
EARNINGS PER SHARE	12		
Basic		**45.06 cents**	32.95 cents
Diluted		**44.05 cents**	32.14 cents

31 December 2004

	Notes	2004 HK$'000	2003 HK$'000
NON-CURRENT ASSETS			
Fixed assets	13	**176,094**	126,593
Intangible assets	14	**7,292**	7,574
Goodwill	15	**–**	–
		183,386	134,167
CURRENT ASSETS			
Inventories	17	**81,797**	40,749
Accounts receivable	18	**16,219**	4,924
Prepayments, deposits and other receivables		**62,138**	19,357
Cash and cash equivalents		**85,758**	77,392
		245,912	142,422
CURRENT LIABILITIES			
Accounts payable	19	**69,782**	29,229
Tax payables		**57,054**	33,199
Other payables and accruals		**49,623**	42,924
Interest-bearing bank loan	20	**729**	–
		177,188	105,352
NET CURRENT ASSETS		**68,724**	37,070
TOTAL ASSETS LESS CURRENT LIABILITIES		**252,110**	171,237
NON-CURRENT LIABILITIES			
Interest-bearing bank loan	21	**12,271**	–
Deferred tax liabilities	22	**6,363**	6,363
		18,634	6,363
		233,476	164,874
CAPITAL AND RESERVES			
Issued capital	23	**24,367**	23,257
Reserves	24	**174,996**	113,709
Proposed final dividend	11	**34,113**	27,908
		233,476	164,874

Director *Director*

	Notes	**2004** **HK$'000**	2003 HK$'000
TOTAL EQUITY			
Balance at beginning of year		**164,874**	126,659
Exchange differences on translation of the financial statements of foreign entities and net gains and losses not recognised in the consolidated profit and loss account	24	**115**	(402)
Net profit for the year from ordinary activities attributable to shareholders		**108,002**	77,244
Exercise of share options	23, 24	**17,633**	5,329
Repurchase of shares	24	**–**	(11,102)
Dividends paid on ordinary shares	24	**(57,148)**	(32,854)
Balance at end of year	24	**233,476**	164,874

CONSOLIDATED CASH FLOW STATEMENT

Year ended 31 December 2004

	Notes	2004 HK$'000	2003 HK$'000
CASH FLOWS FROM OPERATING ACTIVITIES			
Profit before tax		**131,857**	88,998
Adjustments for:			
Depreciation of owned assets	6	**14,570**	5,899
Amortisation of intangible assets	6	**282**	424
Loss on disposal of fixed assets	6	**722**	70
Foreign exchange (gains)/losses, net	6	**115**	(402)
Interest income	5, 6	**(222)**	(2,114)
Gain on disposal of short term investments	5, 6	**(259)**	(4,071)
Dividend income from short term investments	5, 6	**(251)**	(770)
Goodwill impairment	15	**4,657**	–
Operating profit before working capital changes		**151,471**	88,034
Increase in inventories		**(41,048)**	(17,318)
(Increase)/decrease in accounts receivable		**(11,295)**	240
Increase in prepayments, deposits and other receivables		**(42,781)**	(16,859)
Increase in accounts payable		**40,553**	7,545
Increase in other payables and accruals		**6,699**	23,518
Cash generated from operations		**103,599**	85,160
Net cash inflow from operating activities		**103,599**	85,160
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchases of fixed assets	13	**(64,555)**	(56,671)
Purchases of intangible assets	14	**–**	(7,343)
Acquisition of business	25(b)	**(4,895)**	–
Proceeds from disposal of fixed assets		**–**	80
Net proceeds from disposal of short term investments		**259**	4,071
Dividends income from short term investments		**251**	770
Interest received		**222**	2,114
Net cash outflow from investing activities		**(68,718)**	(56,979)
CASH FLOWS FROM FINANCING ACTIVITIES			
New bank loan	20, 21	**13,000**	–
Repurchase of shares		**–**	(11,102)
Exercise of share options	23, 24	**17,633**	5,329
Dividends paid		**(57,148)**	(32,854)
Net cash outflow from financing activities		**(26,515)**	(38,627)
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		**8,366**	(10,446)
Cash and cash equivalents at beginning of year	25(a)	**77,392**	87,838
CASH AND CASH EQUIVALENTS AT END OF YEAR		**85,758**	77,392
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS			
Cash and bank balances	25(a)	**85,758**	77,392

	Notes	2004 HK$'000	2003 HK$'000
NON-CURRENT ASSETS			
Interests in subsidiaries	16	**81,582**	68,189
CURRENT ASSETS			
Cash and cash equivalents		**105**	77
CURRENT LIABILITIES			
Other payables and accruals		**573**	1,331
NET CURRENT LIABILITIES		**(468)**	(1,254)
		81,114	66,935
CAPITAL AND RESERVES			
Issued capital	23	**24,367**	23,257
Reserves	24	**22,634**	15,770
Proposed final dividend	11	**34,113**	27,908
		81,114	66,935

Director *Director*

1. Corporate Information

The registered office of the Company is located at Century Yard, Cricket Square, Hutchins Drive, P.O. Box 2681 GT, Grand Cayman, the Cayman Islands.

The principal activity of the Company is investment holding. Details of the principal activities of the Company's subsidiaries are set out in note 16 to the financial statements. There were no significant changes in the nature of the subsidiaries' principal activities during the year.

2. Impact of Recently Issued Hong Kong Financial Reporting Standards ("HKFRSs")

The Hong Kong Institute of Certified Public Accountants (the "HKICPA") has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards, herein collectively referred to as the new HKFRSs, which are generally effective for accounting periods beginning on or after 1 January 2005. The Group has not early adopted these new HKFRSs in the financial statements for the year ended 31 December 2004.

The Group has already commenced an assessment of the impact of these new HKFRSs but is not yet in a position to state whether these new HKFRSs would have a significant impact on its results of operations and financial position.

3. Summary of Significant Accounting Policies

Basis of preparation

These financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards (which also include Statements of Standard Accounting Practice ("SSAPs") and Interpretations) issued by the HKICPA, accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance. They have been prepared under the historical cost convention, except for the periodic remeasurement of equity investments, as further explained below.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended 31 December 2004. The results of the subsidiaries acquired or disposed of during the year are consolidated from or to their effective dates of acquisition or disposal, respectively. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

Subsidiaries

A subsidiary is a company whose financial and operating policies the Company controls, directly or indirectly, so as to obtain benefits from its activities.

The results of subsidiaries are included in the Company's profit and loss account to the extent of dividends received and receivable. The Company's interests in subsidiaries are stated at cost less any impairment losses.

3. Summary of Significant Accounting Policies (continued)

Goodwill

Goodwill arising on the acquisition represents the excess of the cost of the acquisition over the Group's share of the fair values of the identifiable assets and liabilities acquired as at the date of acquisition.

Goodwill arising on acquisition is recognised in the consolidated balance sheet as an asset and amortised on the straight-line basis over its estimated useful life.

On disposal of subsidiaries, the gain or loss on disposal is calculated by reference to the net assets at the date of disposal, including the attributable amount of goodwill which remains unamortised and any relevant reserves, as appropriate.

The carrying amount of goodwill is reviewed annually and written down for impairment when it is considered necessary. A previously recognised impairment loss for goodwill is not reversed unless the impairment loss was caused by a specific external event of an exceptional nature that was not expected to recur, and subsequent external events have occurred which have reversed the effect of that event.

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.

Impairment of assets

An assessment is made at each balance sheet date of whether there is any indication of impairment of any asset, or whether there is any indication that an impairment loss previously recognised for an asset in prior years may no longer exist or may have decreased. If any such indication exists, the asset's recoverable amount is estimated. An asset's recoverable amount is calculated as the higher of the asset's value in use and its net selling price.

An impairment loss is recognised only if the carrying amount of an asset exceeds its recoverable amount. An impairment loss is charged to the profit and loss account in the period in which it arises, unless the asset is carried at a revalued amount, when the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the recoverable amount of an asset, however not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortisation), had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is credited to the profit and loss account in the period in which it arises, unless the asset is carried at a revalued amount, when the reversal of the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

3. Summary of Significant Accounting Policies (continued)

Fixed assets and depreciation

Fixed assets, other than construction in progress are stated at cost or valuation less accumulated depreciation and any impairment losses. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after fixed assets have been put into operation, such as repairs and maintenance, is normally charged to the profit and loss account in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the fixed asset, the expenditure is capitalised as an additional cost of that asset.

Changes in the values of fixed assets, are dealt with as movements in the revaluation reserve. If the total of this reserve is insufficient to cover a deficit, on an individual asset basis, the excess of the deficit is charged to the profit and loss account. Any subsequent revaluation surplus is credited to the profit and loss account to the extent of the deficit previously charged. On disposal of a revalued asset, the relevant portion of the revaluation reserve realised in respect of previous valuations is transferred to retained profits as a movement in reserves.

Depreciation is calculated on the straight-line basis to write off the cost or valuation of each asset over its estimated useful life. The principal annual rates used for this purpose are as follows:

Leasehold land	Over the lease terms
Buildings	5%
Plant and machinery	10%
Furniture, fixtures and office equipment	20%
Motor vehicles	20%

The gain or loss on disposal or retirement of a fixed asset recognised in the profit and loss account is the difference between the net sales proceeds and the carrying amount of the relevant asset.

All of the Group's fixed assets were stated at cost less accumulated depreciation prior to the listing of the Company's shares on the Stock Exchange. The financial effect and any impairment losses arising from the remeasurement of certain of the Group's fixed assets on a valuation basis as a result of the listing, amounted to a surplus on revaluation in the amount of HK$26,513,000 which was recognised in the leasehold land and building revaluation reserve.

Construction in progress is stated at cost less any impairment losses, which is stated at cost less any impairment losses, and is not depreciated. Cost comprises the direct costs of construction and other direct costs attributable to the construction of buildings, plant and machinery and other fixed assets. Construction in progress is reclassified to the appropriate category of fixed assets when completed and ready for use.

3. Summary of Significant Accounting Policies (continued)

Intangible assets

Licence rights of trademarks

Purchased licence rights of trademarks are stated at cost less any impairment losses and are amortised on the straight-line basis over their estimated useful lives of 10 years.

Research and development costs

All research costs are charged to the profit and loss account as incurred.

Expenditure incurred on projects to develop new products is capitalised and deferred only when the projects are clearly defined; the expenditure is separately identifiable and can be measured reliably; there is reasonable certainty that the projects are technically feasible; and the products have commercial value. Product development expenditure which does not meet these criteria is expensed when incurred.

Leased assets

Leases that transfer substantially all the rewards and risks of ownership of assets to the Group, other than legal title, are accounted for as finance leases. At the inception of a finance lease, the cost of the leased asset is capitalised at the present value of the minimum lease payments and recorded together with the obligation, excluding the interest element, to reflect the purchase and financing. Assets held under capitalised finance leases are included in fixed assets and depreciated over the shorter of the lease terms and the estimated useful lives of the assets. The finance costs of such leases are charged to the profit and loss account so as to provide a constant periodic rate of charge over the lease terms.

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Where the Group is the lessor, assets leased by the Group under operating leases are included in non-current assets and rentals receivable under the operating leases are credited to the profit and loss account on the straight-line basis over the lease terms. Where the Group is the lessee, rentals payable under the operating leases are charged to the profit and loss account on the straight-line basis over the lease terms.

Short term investments

Short term investments are investments in equity securities held for trading purposes and are stated at their fair values on the basis of their quoted market prices at the balance sheet date, on an individual investment basis. The gains or losses arising from changes in the fair value of a security are credited or charged to the profit and loss account in the period in which they arise.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined on the weighted average basis and, in the case of work in progress and finished goods, comprises direct materials, direct labour and an appropriate proportion of overheads and/or, where appropriate, subcontracting charges. Net realisable value is based on estimated selling prices less any estimated costs to be incurred to completion and disposal.

3. Summary of Significant Accounting Policies (continued)

Cash and cash equivalents

For the purpose of the consolidated cash flow statement, cash and cash equivalents comprise cash on hand and demand deposits, and short term highly liquid investments which are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in values, and have a short maturity of generally within three months when acquired, less bank overdrafts which are repayable on demand and form an integral part of the Group's cash management.

For the purpose of the balance sheet, cash and bank balances comprise cash on hand and at banks, including term deposits, which are not restricted as to use.

Income tax

Income tax comprises current and deferred tax. Income tax is recognised in the profit and loss account or in equity if it relates to items that are recognised in the same or a different period, directly in equity.

Deferred tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognised for all taxable temporary differences:

- except where the deferred tax liability arises from goodwill or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of taxable temporary differences associated with investments in subsidiaries, except where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognised for all deductible temporary differences, carryforward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax assets and unused tax losses can be utilised:

- except where the deferred tax asset relating to the deductible temporary differences arises from negative goodwill or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of deductible temporary differences associated with investments in subsidiaries, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

3. Summary of Significant Accounting Policies (continued)

Income tax (continued)

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Conversely, previously unrecognised deferred tax assets are recognised to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably, on the following bases:

- from the sale of goods, when the significant risks and rewards of ownership have been transferred to the buyer, provided that the Group maintains neither managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold;
- interest income, on a time proportion basis taking into account the principal outstanding and the effective interest rate applicable;
- from the rendering of services, when the relevant services are rendered; and
- investment income, when the shareholders' right to receive payment has been established.

Employee benefits

Pension schemes

The Group operates a defined contribution Mandatory Provident Fund retirement benefits scheme (the "MPF Scheme") under the Mandatory Provident Fund Schemes Ordinance, for all of its employees in Hong Kong. Contributions are made based on a percentage of the employees' basic salaries, limited to a maximum of HK$1,000 per month, and are charged to the profit and loss account as they become payable in accordance with the rules of the MPF Scheme. The assets of the MPF Scheme are held separately from those of the Group in an independently administered fund. The Group's employer contributions vest fully with the employees when contributed into the MPF Scheme except for the Group's employer voluntary contributions, which are refunded to the Group when the employee leaves employment prior to the contributions vesting fully, in accordance with the rules of the MPF Scheme.

The employees of the Group's subsidiaries which operate in Mainland China are required to participate in a central pension scheme operated by the local municipal government. These subsidiaries are required to contribute 20% of its payroll costs to the central pension scheme. The contributions are charged to the profit and loss account as they become payable in accordance with the rules of the central pension scheme.

3. Summary of Significant Accounting Policies (continued)

Employee benefits (continued)

Share option scheme

The Company operates a share option scheme for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group's operations. The financial impact of share options granted under the share option scheme is not recorded in the Company's or the Group's balance sheet until such time as the options are exercised, and no charge is recorded in the profit and loss account or balance sheet for their cost. Upon exercise of the share options, the resulting shares issued are recorded by the Company as additional share capital at the nominal value of the shares, and the excess of the exercise price per share over the nominal value of the shares is recorded by the Company in the share premium account. Options which are cancelled prior to their exercise date, or which lapse, are deleted from the register of outstanding options, and have no impact on the profit and loss account or balance sheet.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, i.e., assets that necessarily take a substantial period of time to get ready for their intended use, are capitalised as part of the cost of those assets. The capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs capitalised.

Discounts or premiums relating to borrowings and ancillary costs incurred in connection with arranging borrowings and exchange differences arising from foreign currency borrowings, to the extent that they are regarded as adjustments to interest costs, are recognised as expenses over the periods of the borrowings.

Dividends

Final dividends proposed by the directors are classified as a separate allocation of retained profits within the capital and reserves section of the balance sheet, until they have been approved by the shareholders in a general meeting. When these dividends have been approved by the shareholders and declared, they are recognised as a liability.

Interim dividends are simultaneously proposed and declared, because the Company's memorandum and articles of association grant the directors the authority to declare interim dividends. Consequently, interim dividends are recognised immediately as a liability when they are proposed and declared.

Foreign currencies

Foreign currency transactions are recorded at the applicable exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable exchange rates ruling at that date. Exchange differences are dealt with in the profit and loss account.

On consolidation, the financial statements of overseas subsidiaries are translated into Hong Kong dollars using the net investment method. The profit and loss accounts of overseas subsidiaries are translated into Hong Kong dollars at the weighted average exchange rates for the year, and their balance sheets are translated into Hong Kong dollars at the exchange rates ruling at the balance sheet date. The resulting translation differences are included in the exchange fluctuation reserve.

3. Summary of Significant Accounting Policies (continued)

Foreign currencies (continued)

For the purpose of the consolidated cash flow statement, the cash flows of overseas subsidiaries are translated into Hong Kong dollars at the exchange rates ruling at the dates of the cash flows. Frequently recurring cash flows of overseas subsidiaries which arise throughout the year are translated into Hong Kong dollars at the weighted average exchange rates for the year.

4. Segment Information

Segment information is presented by way of two segment formats: (i) on a primary segment reporting basis, which the Group has determined to be by business segment; and (ii) on a secondary segment reporting basis, which the Group has determined to be by geographical segment.

Over 92% of the Group's sales is derived from sale of home furniture. Accordingly, no further business segment information is provided.

In determining the Group's geographical segments, revenues and results are attributed to the segments based on the location of the customers, and assets are attributed to the segments based on the location of the assets. An analysis of the Group's turnover by location of customers is as follows:

Segment revenue	2004 HK$'000	2003 HK$'000
Sales to the PRC	399,543	296,415
Sales to elsewhere in Asia	3,890	3,995
Sales to Australia	88	200
Sales to South Africa	245	–
Sales to North America	–	109
	403,766	300,719

	Segment assets		Capital expenditure	
Other segment information	2004 HK$'000	2003 HK$'000	2004 HK$'000	2003 HK$'000
Mainland China	339,962	178,276	27,904	64,837
Hong Kong	89,336	98,313	36,890	141
	429,298	276,589	64,794	64,978

5. Turnover and Revenue

Turnover represents the net invoiced value of goods sold, after allowances for returns and trade discounts, and after eliminations of all significant intra-Group transactions.

An analysis of the Group's turnover and other revenue is as follows:

	2004 HK$'000	2003 HK$'000
Turnover	403,766	300,719
Bank interest income	222	2,114
Service income	32,783	12,600
Gain on disposal of short term investments	259	4,071
Dividend income from short term investments	251	770
Others	1,193	972
Other revenue	34,708	20,527
Revenue	438,474	321,246

6. Profit from Operating Activities

The Group's profit from operating activities is arrived at after charging/(crediting):

	Notes	2004 HK$'000	2003 HK$'000
Cost of goods sold		253,055	193,110
Provision for doubtful debts		–	317
Depreciation of owned assets	13	14,570	5,899
Amortisation of licence rights of trademarks	14	282	424
Loss on disposal of fixed assets		722	70
Research and development costs		652	1,044
Operating lease rentals on buildings		3,818	1,590
Auditors' remuneration		1,680	1,100
Staff costs (excluding directors' remuneration (note 7))			
Wages and salaries		43,089	28,619
Pension scheme contributions		801	535
Less: Forfeited contributions		–	–
Net pension scheme contributions		801	535
		43,890	29,154
Goodwill:			
Impairment arising during the year*		4,657	–
Exchange (gains)/losses, net		115	(402)
Interest income		(222)	(2,114)
Service income		(32,783)	(12,600)
Gain on disposal of short term investments		(259)	(4,071)
Dividend income from short term investments		(251)	(770)

* The impairment of goodwill for the year is included in "Other operating expenses" on the face of the consolidated profit and loss account (note 15).

The Group's profit from operating activities mainly represents sale of home furniture in the PRC.

7. Directors' Remuneration

The remuneration of the directors of the Company for the year disclosed pursuant to the Rules Governing the Listing of Securities (the "Listing Rules") on the Stock Exchange and Section 161 of the Hong Kong Companies Ordinance is as follows:

	Group	
	2004	2003
	HK$'000	HK$'000
Fees	**1,380**	1,200
Other emoluments:		
Basic salaries, allowances and benefits in kind	**6,302**	5,196
	7,682	6,396

(a) Independent non-executive directors

The fees paid to independent non-executive directors during the year were as follows:

	2004	2003
	HK$'000	HK$'000
Mr. Donald H. Straszheim	**60**	–
Mr. Tsao Kwang Yung, Peter	**240**	240
Mr. Ma Ming Fai, Gary	**240**	240
	540	480

There were no other emoluments payable to the independent non-executive directors during the year (2003: Nil).

7. Directors' Remuneration (continued)

(b) Executive directors

	Fees	Basic salaries, allowances and benefits in kind	Performance related bonuses	Pension scheme contributions	Total emoluments
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
2004					
Executive directors:					
Mr. Tse Kam Pang					
Mr. Lam Toi					
Ms. Lam Ning, Joanna					
2003					
Executive directors:					
Mr. Tse Kam Pang	240	2,419	–	–	2,659
Mr. Lam Toi	240	2,370	–	–	2,610
Ms. Lam Ning, Joanna	240	407	–	–	647
	720	5,196	–	–	5,916

There was no arrangement under which a director waived or agreed to waive any remuneration during the year.

During the year, discretionary bonuses paid or receivable by the executive directors amounted to HK$591,000 (2003: HK$452,000). In addition, no emoluments were paid by the Group to the directors as an inducement to join, or upon joining the Group, or as a compensation for loss of office (2003: Nil).

During the year, 800,000 share options were granted to a director in respect of his service to the Group, further details of which are set out under the heading "Share option scheme" in the Report of the Directors on pages 16 to 18. No value in respect of the share options granted during the year has been charged to profit and loss account, or is otherwise included in the above directors' remuneration disclosures.

8. Five Highest Paid Individuals

The five highest paid individuals during the year included three (2003: three) executive directors, the details of whose remuneration are set out in note 7 above. The details of the remuneration of the remaining two (2003: two) highest paid, non-director individuals, are as follows:

	Group	
	2004	2003
	HK$'000	HK$'000
Basic salaries, other allowances and benefits in kind	**710**	559
Pension scheme contributions	**25**	20
	735	579

During the year, the discretionary bonuses paid to or receivable by the five highest paid individuals of the Group amounted to HK$662,000 (2003: HK$495,000). No emoluments were paid by the Group to any of the five highest paid individuals as an inducement to join, or upon joining the Group, or as compensation for loss of office (2003: Nil).

9. Tax

Hong Kong profits tax has not been provided at the rate of 17.5% (2003: 17.5%) as the Group did not generate any assessable profits in Hong Kong during the year. Taxes on profits assessable elsewhere have been calculated at the rates of tax prevailing in the countries in which the Group operates, based on existing legislation, interpretations and practices in respect thereof.

	Group	
	2004	2003
	HK$'000	HK$'000
Group:		
Current – Hong Kong profits tax	**–**	41
Current – Macao profits tax	**8,518**	7,658
Current – PRC corporate income tax	**15,337**	4,055
Total tax charge for the year	**23,855**	11,754

9. Tax (continued)

A reconciliation of the tax expense applicable to profit before tax using the statutory rates for the countries in which the Company and its subsidiaries are domiciled to the tax expense at the effective tax rates, and a reconciliation of the applicable rates (i.e., the statutory tax rates) to the effective tax rates, are as follows:

	Group	
	2004	2003
	HK$'000	HK$'000
Profit before tax	**131,857**	88,998
Calculated at 24.0% (2003: 24.0%)	**31,646**	21,360
Lower income tax rates for Hong Kong at 17.5% (2003: 17.5%)	**355**	(93)
Lower income tax rates for the PRC at 10.5% (2003: 10.5%)	**(3,918)**	(5,226)
Lower income tax rates for Macao at 15.75% (2003: 15.75%)	**(4,463)**	(3,868)
Income not subject to tax	**(7)**	(1,254)
Expenses not deductible for tax	**640**	823
Impact of tax holiday of Wanlibao (Guangzhou) Furniture Limited ("Wanlibao")	**(708)**	(811)
Tax loss not recognised	**659**	325
Others	**(349)**	498
At effective income tax rate of 18.1% (2003: 13.2%)	**23,855**	11,754

Macao profits tax has been calculated at the statutory tax rate of 15.75% on the estimated assessable profits for the year of Hong Kong Wong Chiu Furniture Holding Limited ("Wong Chiu") which is engaged in the trading of furniture.

Pursuant to the Macao SAR's Offshore Laws, Sino Full Macao Commercial Offshore Limited ("Sino Full"), a Macao Offshore Company, is exempted from all the taxes in Macao, including income tax, industrial tax and stamp duties. And it was dormant during the current year.

According to the Income Tax Law of the PRC on Enterprises with Foreign Investment and Foreign Enterprise, Wanlibao, Guangzhou Fufa Furniture Limited ("Fufa") and Simply (Dongguan) Furniture Limited ("Simply"), wholly owned subsidiaries of the Company established in Guangzhou and Dongguan, the PRC, are subject to a preferential corporate income tax rate of 24%, and are exempt from PRC corporate income tax for the first two profitable years of its operations, and thereafter, are eligible for a 50% relief from PRC corporate income tax for the following three years. As Fufa and Simply have suffered a loss since their establishment on 22 April 2003 and on 17 May 2004, respectively, corporate income tax has not been provided for during the year. Also, as the current year was the second statutory profitable year of Wanlibao, no corporate income tax has been provided for during the year.

King Apex International Limited ("King Apex"), Lead Concept Development Limited ("Lead Concept") and Smart Excel International Limited ("Smart Excel") are engaged in the provision of quality control, design and customer services respectively. Provision for tax on the estimated assessable profits of each of these subsidiaries arising from their operations in the PRC has been calculated at the rate of PRC corporate income tax during the year, which is currently 33%.

10. Net Profit from Ordinary Activities Attributable to Shareholders

The net profit from ordinary activities attributable to shareholders dealt with in the financial statements of the Company for the year ended 31 December 2004 was approximately HK$53,694,000 (2003: HK$29,905,000) (note 24).

11. Dividends

	Group	
	2004	2003
	HK$'000	HK$'000
Interim dividend – HK12.0 cents (2003: HK6.0 cents) per ordinary share	**29,240**	14,238
Proposed final dividend – HK14.0 cents (2003: HK12.0 cents) per ordinary share	**34,113**	27,908
	63,353	42,146

The proposed final dividend for the year is subject to the approval of the Company's shareholders at the forthcoming annual general meeting.

12. Earnings Per Share

The calculation of basic earnings per share is based on the net profit from ordinary activities attributable to shareholders for the year of HK$108,002,000 (2003: HK$77,244,000) and the weighted average of 239,693,000 (2003: 234,458,000) ordinary shares in issue during the year.

The calculation of diluted earnings per share is based on the net profit from ordinary activities attributable to shareholders for the year of HK$108,002,000 (2003: HK$77,244,000). The weighted average number of ordinary shares used in the calculation is the 239,693,000 (2003: 234,458,000) ordinary shares, as used in the basic earnings per share calculation; and the weighted average of 5,485,246 (2003: 5,858,904) ordinary shares assumed to have been issued at no consideration on the deemed exercise of all share options with dilutive effect during the year.

13. Fixed Assets

Group

	Leasehold land and buildings (at valuation)	Leasehold land and buildings (at cost)	Plant and machinery (at cost)	Furniture, fixtures and office equipment (at cost)	Motor vehicles (at cost)	Construction in progress (at cost)	Total (at cost or valuation)
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Cost or valuation:							
At beginning of year	56,300	30,486	40,463	3,224	4,174	9,152	143,799
Additions	–	41,776	18,710	1,619	2,030	420	64,555
Acquisition of business (note 25(b))	–	91	21	85	41	–	238
Disposals	–	–	–	–	(997)	–	(997)
Transfers	–	–	9,152	–	–	(9,152)	–
At 31 December 2004	56,300	72,353	68,346	4,928	5,248	420	207,595
Accumulated depreciation:							
At beginning of year	5,889	93	8,532	1,615	1,077	–	17,206
Provided during the year	1,660	3,473	7,406	853	1,178	–	14,570
Disposals	–	–	–	–	(275)	–	(275)
At 31 December 2004	7,549	3,566	15,938	2,468	1,980	–	31,501
Net book value:							
At 31 December 2004	48,751	68,787	52,408	2,460	3,268	420	176,094
At 31 December 2003	50,411	30,393	31,931	1,609	3,097	9,152	126,593

The leasehold land and buildings of the Group are located in the PRC, and have a net book value of HK$117,538,000 as at 31 December 2004. The leasehold land is held under a long term lease.

Certain of the Group's leasehold land and buildings were revalued at 31 December 2004, by Castores Magi Surveyors Limited ("CMSL"), independent professionally qualified valuers. The leasehold land and buildings were revalued at open market value, based on their existing use.

Had these leasehold land and buildings been carried at historical cost less accumulated depreciation and impairment losses, their carrying amounts would have been approximately HK$23,573,000.

14. Intangible Assets

Group

	Licence rights of trademarks HK$'000
Cost:	
At beginning of year and at 31 December 2004	7,998
Accumulated amortisation:	
At beginning of year	424
Amortisation provided during the year	282
At 31 December 2004	706
Net book value:	
At 31 December 2004	7,292
At 31 December 2003	7,574

15. Goodwill

The amount of goodwill capitalised as an asset or recognised in the consolidated balance sheet, arising from the acquisition of business, is as follows:

	Group HK$'000
Cost:	
Acquisition of business and at 31 December 2004 (note 25(b))	4,657
Impairment:	
Impairment provided during the year and at 31 December 2004	4,657
Net book value:	
At 31 December 2004 and at 31 December 2003	–

16. Interests in Subsidiaries

	Company	
	2004	2003
	HK$'000	HK$'000
Unlisted shares, at cost	**45,344**	45,344
Due from subsidiaries	**36,238**	22,845
	81,582	68,189

The amounts due from subsidiaries are unsecured, interest-free and have no fixed terms of repayment.

Particulars of the subsidiaries directly or indirectly held by the Company as at 31 December 2004 were as follows:

Name	Place of incorporation/ registration	Place of operations	Nominal value of issued and fully paid-up share/registered capital	Percentage of equity attributable to the Company		Principal activities
				Direct	Indirect	
Chitaly (BVI) Limited ("Chitaly BVI")	British Virgin Islands ("BVI")	Hong Kong	Ordinary US$1,000	100	–	Investment holding
Hong Kong Royal Furniture Holding Limited	Hong Kong	Hong Kong	Ordinary HK$10,000	–	100	Investment holding
Chitaly Furniture Limited	Hong Kong	Hong Kong	Ordinary HK$10,000	–	100	Investment holding and trading of furniture
Wanlibao	People's Republic of China ("PRC") (Note 1)	PRC	Paid-up registered US$5,700,000	–	100	Manufacturing and trading of furniture
Fufa	PRC (Note 2)	PRC	Paid-up registered US$20,000,000	–	100	Manufacturing and trading of furniture
Simply *	PRC (Note 3)	PRC	Paid-up registered HK$6,000,000	–	100	Manufacturing and trading of furniture
Wong Chiu	BVI	Macao	Ordinary US$1	–	100	Trading of furniture

* Established during the year

Continued/...

16. Interests in Subsidiaries (continued)

Name	Place of incorporation/ registration	Place of operations	Nominal value of issued and fully paid-up share/registered capital	Percentage of equity attributable to the Company		Principal activities
				Direct	Indirect	
King Apex	BVI	Hong Kong	Ordinary US$1	–	100	Provision of design services
Lead Concept	BVI	Hong Kong	Ordinary US$1	–	100	Provision of customer services
Smart Excel	BVI	Hong Kong	Ordinary US$1	–	100	Provision of quality control services
Umbrella Group Limited	BVI	Hong Kong	Ordinary US$1	–	100	Dormant
Coralview Limited	BVI	Hong Kong	Ordinary US$1	–	100	Dormant
Ridgecrest Limited	BVI	Hong Kong	Ordinary US$1	–	100	Dormant
Moffat Limited	BVI	Hong Kong	Ordinary US$1	–	100	Dormant
Knollwood Limited	BVI	Hong Kong	Ordinary US$1	–	100	Dormant
Sino Full *	Macao	Macao	Ordinary MOP100,000	–	100	Dormant
Tomford Limited *	BVI	Hong Kong	Ordinary US$1	–	100	Dormant

* Established during the year.

Notes:

1. Wanlibao is a wholly-foreign owned enterprise established pursuant to its articles of association dated 15 June 1999. The tenure of the articles of association, and the terms of operations of Wanlibao, is 30 years from 9 July 1999.

2. Fufa is a wholly-foreign owned enterprise established pursuant to its articles of association dated 13 March 2003. The tenure of the articles of association, and the terms of operations of Fufa, is 20 years from 22 April 2003.

3. Simply is a wholly-foreign owned enterprise established pursuant to its articles of association dated 28 March 2004. The tenure of the articles of association, and the terms of operations of Simply, is 12 years from 17 May 2004.

17. Inventories

	Group	
	2004	2003
	HK$'000	HK$'000
Raw materials	[illegible]	8,829
Work in progress	[illegible]	9,901
Finished goods	[illegible]	22,019
	[illegible]	40,749

As at the balance sheet date, no inventories were stated at net realisable value (2003: Nil).

18. Accounts Receivable

The Group's trading terms with its customers are mainly on credit, except for new customers, where payment in advance is normally required. The credit period is generally for a period of 30 to 90 days. Each customer has a maximum credit limit. The Group seeks to maintain strict control over its outstanding receivables. Overdue balances are reviewed regularly by senior management.

An aged analysis of the accounts receivable as at the balance sheet date, based on invoice date, and net of provisions, is as follows:

	Group	
	2004	2003
	HK$'000	HK$'000
Within 30 days	[illegible]	2,960
31 days to 90 days	[illegible]	1,852
91 days to 180 days	[illegible]	112
Over 180 days	[illegible]	–
	[illegible]	4,924

19. Accounts Payable

An aged analysis of the accounts payable as at the balance sheet date, based on invoice date, is as follows:

	Group	
	2004 HK$'000	2003 HK$'000
Within 30 days	38,519	19,291
31 days to 90 days	30,858	9,827
91 days to 180 days	286	73
181 days to 360 days	4	–
Over 360 days	115	38
	69,782	29,229

20. Interest-bearing Bank Loan

	Group	
	2004 HK$'000	2003 HK$'000
Current portion of bank loan (note 21)	720	–

21. Interest-bearing Bank Loan

	Group	
	2004 HK$'000	2003 HK$'000
Bank loan:		
Secured	[illegible]	–
Bank loan repayable:		
Within one year	[illegible]	–
In the second year	[illegible]	–
In the third to fifth years, inclusive	[illegible]	–
Beyond five years	[illegible]	–
	[illegible]	–
Portion classified as current liabilities (note 20)	[illegible]	–
Long term portion	[illegible]	–

The Group's bank loan is secured by mortgages over the Group's office building situated in Hong Kong, which had an aggregate net book value at the balance sheet date of approximately HK$35,358,000.

22. DEFERRED TAX

The movement in deferred tax liabilities during the year is as follows:

Deferred tax liabilities

Group	**2004** **Revaluation of leasehold land and buildings** **HK$'000**
Gross deferred tax liabilities at 1 January 2004 and at 31 December 2004	**6,363**

	2003 Revaluation of leasehold land and buildings HK$'000
Gross deferred tax liabilities at 1 January 2003 and at 31 December 2003	6,363

The Group has no tax losses arising in Hong Kong (2003: Nil) but has tax losses in Mainland China of HK$659,000 (2003: HK$325,000) that are available indefinitely for offsetting against future taxable profits of the companies in which the losses arose. Deferred tax assets have not been recognised in respect of these losses due to the unpredictability of future profit streams.

At 31 December 2004, there was no significant unrecognised deferred tax liability (2003: Nil) for taxes that would be payable on the unremitted earnings of certain of the Group's subsidiaries as the Group has no liability to additional tax should such amounts be remitted.

There are no income tax consequences attaching to the payment of dividends by the Company to its shareholders.

23. Share Capital

Shares

	2004 **HK$'000**	2003 HK$'000
Authorised:		
2,000,000,000 ordinary shares of HK$0.10 each	**200,000**	200,000
Issued and fully paid:		
243,666,000 ordinary shares of HK$0.10 each (2003: 232,566,000 ordinary shares of HK$0.10 each)	**24,367**	23,257

23. Share Capital (continued)

Shares (continued)

During the year, the movements in share capital were as follows:

4,600,000 and 6,500,000 shares of HK$0.10 each were issued for cash at a subscription price of HK$2.18 and HK$1.17 per share respectively pursuant to the exercise of the Company's share options for a total cash consideration, before expenses, of HK$17,633,000.

A summary of the transactions during the year with reference to the above movements in the Company's issued share capital is as follows:

	Number of shares in issue	Issued share capital	Share premium account	Total
		HK$'000	HK$'000	HK$'000
At 1 January 2003	230,000,000	23,000	9,048	32,048
Repurchase of shares	(4,734,000)	(473)	(10,629)	(11,102)
Share options exercised	7,300,000	730	4,599	5,329
At 1 January 2004	232,566,000	23,257	3,018	26,275
Share options exercised	11,100,000	1,110	16,523	17,633
At 31 December 2004	243,666,000	24,367	19,541	43,908

Share options

The Company operates a share option scheme (the "Scheme") for the purpose of providing incentives and rewards to eligible participants who contribute to the Group's operations. Under the Scheme, the directors may, at their discretion, invite any employees, directors or consultants of any company in the Group to take up options. The Scheme became effective on 26 April 2002 and, unless otherwise cancelled or amended, will remain in force for 10 years from that date.

The maximum number of shares in respect of which options may be granted under the Scheme, and under any other share option scheme of the Company pursuant to which options may from time to time be granted to directors, consultants, and/or employees of any company in the Group, shall initially not exceed 10% of the relevant class of securities of the Company in issue excluding for this purpose, shares issued on exercise of options under the Scheme and any other share option scheme of the Company. Upon the grant of options for shares up to 10% of the relevant class of securities of the Company and subject to the approval of the shareholders of the Company in general meetings, the maximum number of shares to be issued under the Scheme when aggregated with securities to be issued under any other share option scheme of the Group, may be increased by the board of directors provided that the shares to be issued upon exercise of all outstanding options does not exceed 30% of the relevant class of securities in issue from time to time.

No option may be granted to any one person such that the total number of shares issued and to be issued upon exercise of options granted and to be granted to such person in any 12-month period up to the date of the latest grant exceeds 1% of the issued share capital of the Company from time to time.

23. Share Capital (continued)

Share options (continued)

An option may be exercised in accordance with the terms of the Scheme at any time during the option period and not more than 10 years after the date of grant. The option period will be determined by the board of directors and communicated to each grantee. The board of directors may provide restrictions on the time during which the options may be exercised. There are no performance targets which must be achieved before any of the options can be exercised. However, the board of directors retains discretion to accelerate the vesting of fixed-term options in the event that certain performance targets are met.

The movements in the number of share options to subscribe for shares in the Company during the year were as follows:

Share option scheme	Number of share options outstanding at 1 January 2004	Number of share options granted during the year	Number of share options exercised during the year	Number of share options outstanding at 31 December 2004	Exercise price per share HK$	Exercise period
The Scheme	6,500,000	–	(6,500,000)	–	1.17	1/6/2003 to 31/5/2006
The Scheme	4,600,000	–	(4,600,000)	–	2.18	1/11/2003 to 31/10/2006
The Scheme	–	900,000	–	900,000	4.80	29/9/2004 to 28/9/2014
The Scheme	–	6,000,000	–	6,000,000	4.675	16/10/2004 to 15/10/2014
	11,100,000	6,900,000	(11,100,000)	6,900,000		

The 11,100,000 share options exercised during the year resulted in the issue of 11,100,000 ordinary shares of the Company and new share capital of HK$1,110,000 and share premium of HK$16,523,000 (before issue expenses), as detailed in note 24 to the financial statements.

At the balance sheet date, the Company had 6,900,000 share options outstanding. The exercise in full of the remaining share options would, under the present capital structure of the Company, result in the issue of 6,900,000 additional ordinary shares of HK$0.10 each in the Company and proceeds, before relevant share issue expenses, of approximately HK$32,370,000.

Subsequent to the balance sheet date, on 28 January 2005, a total of 2,300,000 share options were granted to a director of the Company in respect of his service to the Group in the forthcoming year. These share options have an exercise price of HK$5.85 per share and an exercise period from 29 January 2005 to 28 January 2015. The price of the Company's shares at the date of grant was HK$5.85 per share.

Subsequent to the balance sheet date, on 24 February 2005, a total of 2,300,000 share options were granted to certain of the senior management and other employees of the Company in respect of their services to the Group in the forthcoming year. These share options have an exercise price of HK$5.76 per share and an exercise period from 25 February 2005 to 24 February 2015. The price of the Company's shares at the date of grant was HK$5.70 per share.

24. Reserves

Group

	Share premium account (Note (a))	Exchange fluctuation reserve	Leasehold land and building revaluation reserve	Retained profits	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
At 1 January 2003	9,048	367	20,150	55,478	85,043
Exercise of share options	4,599	–	–	–	4,599
Repurchase of shares, including expenses	(10,629)	–	–	–	(10,629)
Exchange differences on translation of the financial statements of foreign entities	–	(402)	–	–	(402)
Net profit for the year	–	–	–	77,244	77,244
Interim dividend	–	–	–	(14,238)	(14,238)
Proposed final dividend	–	–	–	(27,908)	(27,908)
At 1 January 2004	3,018	(35)	20,150	90,576	113,709
Exercise of share options	16,523	–	–	–	16,523
Exchange differences on translation of the financial statements of foreign entities	–	115	–	–	115
Net profit for the year	–	–	–	108,002	108,002
Interim dividend	–	–	–	(29,240)	(29,240)
Proposed final dividend	–	–	–	(34,113)	(34,113)
At 31 December 2004	19,541	80	20,150	135,225	174,996

24. Reserves (continued)

Company

	Share premium account (Note (a)) HK$'000	Contributed surplus (Note (a) & (b)) HK$'000	Accumulated losses HK$'000	Total HK$'000
At 1 January 2003	9,048	45,144	(20,151)	34,041
Exercise of share options	4,599	–	–	4,599
Repurchase of shares, including expense	(10,629)	–	–	(10,629)
Net profit for the year	–	–	29,905	29,905
Interim dividend	–	–	(14,238)	(14,238)
Proposed final dividend	–	–	(27,908)	(27,908)
At 1 January 2004	3,018	45,144	(32,392)	15,770
Exercise of share options	16,523	–	–	16,523
Net profit for the year	–	–	53,694	53,694
Interim dividend	–	–	(29,240)	(29,240)
Proposed final dividend	–	–	(34,113)	(34,113)
At 31 December 2004	19,541	45,144	(42,051)	22,634

Notes:

(a) Under the Companies Law (2001 Second Revision) of the Cayman Islands, the share premium account and contributed surplus are distributable to the shareholders of the Company, provided that immediately following the date on which the dividend is proposed to be distributed, the Company will be in a position to pay off its debts as and when they fall due in the ordinary course of business.

(b) The contributed surplus of the Company represents the difference between the then combined net asset value of the subsidiaries acquired pursuant to the group reorganisation on 15 December 2001 over the nominal value of the shares of the Company's shares issued in exchange therefor.

25. Notes to Consolidated Cash Flow Statement

(a) Cash and cash equivalents

Cash and cash equivalents included in the cash flow statement comprise the following balance sheet amounts:

	Group	
	2004	2003
	HK$'000	HK$'000
Cash on hand and balances with banks	**85,758**	77,392

At the balance sheet date, the cash and bank balances of the Group denominated in Renminbi ("RMB") amounted to HK$38,992,000 (2003: HK$28,238,000). The RMB is not freely convertible into other currencies. However, under Mainland China's Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations, the Group is permitted to exchange RMB for other currencies through banks authorised to conduct foreign exchange business.

(b) Acquisition of business

During the year, the Group acquired the following assets and liabilities from an independent third party who was engaged in the manufacturing and sale of furniture products in the Mainland China:

	Notes	**2004**	2003
		HK$'000	HK$'000
Net liabilities acquired:			
Fixed assets	13	**238**	–
Cash and bank balances		**302**	–
Prepayments and other receivables		**17,024**	–
Accounts payable		**(12,070)**	–
Accruals and other payables		**(10,151)**	–
		(4,657)	
Goodwill on acquisition	15	**4,657**	–
		–	–
Satisfied by:			
Cash		**5,197**	–

An analysis of the net outflow of cash and cash equivalents in respect of the acquisition of business is as follows:

	2004	2003
	HK$'000	HK$'000
Cash consideration	**(5,197)**	–
Cash and bank balances acquired	**302**	–
Net outflow of cash and cash equivalents in respect of the acquisition of business	**4,895**	–

26. Commitments

(a) Capital commitments

	Group	
	2004	2003
	HK$'000	HK$'000
Capital commitments:		
Contracted, but not provided for in relation to		
– the construction of land and buildings	**358**	–
– the acquisition of outlets of franchisees	**6,354**	–
	6,712	–

(b) Commitments under operating leases

The Group leases certain of its office buildings under operating lease arrangements. Leases for office buildings are negotiated for a term of three years.

At the balance sheet date, the Group had total future minimum lease payments under non-cancelable operating leases falling due as follows:

	2004	2003
	HK$'000	HK$'000
Within one year	**3,924**	386
In the second to fifth years, inclusive	**14,875**	303
After five years	**7,738**	–
	26,537	689

27. Contingent Liabilities

At 31 December 2004, the Group and the Company had no material contingent liabilities (2003: Nil).

28. Post Balance Sheet Events

(a) On 28 January 2005, 2,300,000 share options were granted to certain of the directors of the Group, as further detailed in note 23 to the financial statements.

(b) On 24 February 2005, 2,300,000 share options were granted to certain of the senior management and other employees of the Group, as further detailed in note 23 to the financial statements.

29. Approval of the Financial Statements

The financial statements were approved and authorised for issue by the board of directors on 8 April 2005.



CHITALY HOLDINGS LIMITED

年報



2004



中意控股有限公司

(於開曼群島註冊成立之有限公司)

目錄

	頁次
公司資料	2
財務摘要	3
主席報告	4-6
管理層討論及分析	7-9
管理層履歷	10-11
董事會報告	12-19
核數師報告	20
經審核財務報表	
綜合：	
損益表	21
資產負債表	22
權益變動概要報表	23
現金流量表	24
公司：	
資產負債表	25
財務報表附註	26-52

董事

執行董事
謝錦鵬先生*(主席)*
林岱先生
林寧女士
馬明輝先生

獨立非執行董事
曹廣榮先生
Donald H. Straszheim博士
丘忠航先生

審核委員會
曹廣榮先生
Donald H. Straszheim博士
丘忠航先生

公司秘書
陳永傑先生(AHKSA)

核數師
安永會計師事務所

律師
萬盛國際律師事務所

主要往來銀行
中國銀行

主要股份過戶登記處
Bank of Butterfield International (Cayman) Ltd.
Butterfield House
68 Fort Street
P.O. Box 705
George Town
Grand Cayman
Cayman Islands
British West Indies

香港股份過戶登記分處
登捷時有限公司
香港灣仔
告士打道56號
東亞銀行港灣中心地下

註冊辦事處
Century Yard, Cricket Square
Hutchins Drive
P.O. Box 2681 GT
Grand Cayman
Cayman Islands
British West Indies

總辦事處及主要營業地點
香港九龍
尖沙咀東
麼地道62號
永安廣場2樓204室

財經公關顧問
縱橫財經公關顧問有限公司

股份編號
1198



（千港元）
500,000
400,000
300,000
200,000
100,000
0
34.3%
207,020
300,719
403,766
2002
2003
2004



（千港元）
120,000
100,000
80,000
60,000
40,000
20,000
0
39.9%
44,514
77,244
108,002
2002
2003
2004



（百分比 %）
30
27
24
21
18
15
21.5%
25.7%
26.7%
2002
2003
2004

致各股東：

本人謹代表董事會欣然提呈中意控股有限公司截至二零零四年十二月三十一日止年度業績。

中意於二零零四年取得豐碩成果，營業額及溢利均創新高。營業額由去年300,700,000港元增加34.3%至本年403,800,000港元。本年純利為108,000,000港元，較二零零三年之77,200,000港元躍升39.9%。能夠取得此佳績實有賴其於致力建立品牌、開發新產品及擴充生產設施之努力。新增的生產設施除支援新產品之推出外，亦有助管理層更有效分配及應用現有資源，擴大產量同時帶來規模效益。在嚴格控制成本措施及穩定之原材料價格下，集團維持可觀邊際利潤，毛利率為37.3%（二零零三年：35.8%），而純利率則為26.7%（二零零三年：25.7%）。

為與股東共享本公司成果，董事會建議派發截至二零零四年十二月三十一日止年度之末期股息每股14.0港仙（二零零三年：每股12.0港仙）。連同已派發之中期股息每股12.0港仙（二零零三年：每股6.0港仙），全年股息為每股26.0港仙（二零零三年：每股18.0港仙），派息率為58.7%。

中國市場：概覽

中國為世界上最大傢具生產地之一。海外及國內市場與日俱增之需求推動，中國之傢具業迅速增長。中國家具協會預計，傢具市場之銷售於二零零五年將達人民幣1,700億元，於二零一五年將更進一步上升至人民幣3,000億元，增長率介乎12%至15%。中國亦為全球五大傢具出口國之一。根據中國海關統計報告，二零零四年中國之傢具及部件出口量達102億美元（相當於約人民幣844億元），較二零零三年上升39.3%。此等數據確定中國傢具市場之龐大潛力。

雖然市場前景樂觀，業界仍面對挑戰。於二零零四年四月至五月期間，中國政府加強宏觀經濟調控措施，抑制若干行業之過度投資。然而，二零零四年之國內生產總值仍錄得9.5%增長，達人民幣13,650億元。中國市場對住房需求，特別是對豪華住宅之需求飆升，推動對中高檔傢具需求之增長。此外，由於中國加入世貿，吸引更多公司來華投資，令中國主要城市之外籍人口有所增加。為應付這些潛在客戶之需求，傢具市場需要時尚設計及更精細之產品。集團憑藉龐大分銷網絡，於中國29個省份及直轄市設有逾810間門市，銷售「皇朝傢俬」、「金騎士」及「聖木威」品牌之產品，加上具備可生產精緻歐陸設計之優質家居傢具之能力，以及於業界中擁有良好聲譽，中意必可受惠於繁榮的經濟及客戶對時尚高雅之傢具日益增長之需求。

策略發展及前景

中意面對競爭激烈的經營環境，為保持集團於市場之領導地位，除生產最優質之產品外，集團亦採用有效之市場推廣活動，向潛在客戶推廣「皇朝傢俬」、「金騎士」及「聖木威」等品牌。中意為率先委任名人推廣品牌及產品之傢具製造商之一。透過委任於大中華地區知名度極高及廣受歡迎之關之琳小姐為代言人，中意之品牌於國內深入民心。集團欣然宣佈，關小姐已與集團簽署另外三年代言人合約。集團有信心向新的潛在市場進一步推廣其品牌。

分銷商之成功為中意增長之基石。集團之目標乃繼續促進分銷商之發展。為加強中意之品牌及企業形象，集團已開始於中國若干主要城市如上海及深圳收回其特許權並與現有分銷商締結合營夥伴。此舉並非改變分銷模式，而是要改進分銷制度，並消除當中缺點，集團亦無意從分銷商中取回生意。集團有意經營旗艦店，以增強其品牌的整體形象，而該等旗艦店的高級風格可作為鄰近城市分銷商之重要參考指標。集團之品牌於中國主要城市取得最大之曝光率亦有助吸引更多海外業務。

為進一步擴展市場覆蓋率，集團將繼續鞏固國內之分銷網絡，令集團緊握不斷湧現之商機。集團之目標為於二零零五年底於中國擁有總數1,000間特許專賣店。鑑於市場前景樂觀及集團之擴展藍圖，集團計劃於未來五年注入約100,000,000港元資金，將每月產能增加150%。此項投資將能加強集團之競爭能力，以更高效率及靈活性滿足優質家居傢具日增之需求。



多年來，集團一直與多個海外業務夥伴商討不同合作模式。集團將繼續物色具協同效應之合作關係。集團亦欣然宣佈已於印尼、菲律賓及阿拉伯聯合酋長國引入有效的特許制度，並與西班牙一分銷商簽訂特許權協議。在集團六個傢具系列中，獲獎之「聖木威」品牌中之「聖木」系列，贏得海外夥伴一致好評。「聖木」高雅之歐陸式現代設計，加上在應用材料及鑲料方面獨特之手藝，令集團可緊握海外家居傢具市場之潛在市場佔有率，特別是年青一代之市場。

為持續取得較佳毛利率，集團將繼續物色額外生產線，以擴大現有核心產品的範圍。除板式家具外，本集團計劃發展之新產品線包括紡織物、沙發、地板及牆紙、傢具配飾及其他產品。然而，集團無意開發全新的產品線。在出現合適機會時，集團可能考慮與其他公司或合作夥伴共同發展新產品線。集團亦可能考慮收購其他公司以進軍該等新產品市場。

除一般業務發展外，年內，集團於二零零四年十月十三日訂立配售協議，以每股4.45港元之價格配售43,000,000股股份。承配方主要為世界知名之機構投資者。集團對更多機構投資者成為股東感到欣喜。這是集團於致力擴大股東基礎之同時，亦印證了投資者對集團之業務方向及日後發展之信心。

集團致力發展優質產品設計質素，加上完善之品牌建立理念、高效之生產能力及龐大分銷網絡，集團將可緊握未來更多發展機遇，為日後持續增長鋪路。

致謝

最後，本人謹代表董事會感謝我們的業務夥伴、分銷商、客戶及股東年內對中意的支持。本人也希望向各盡心盡力的管理層和員工多年來為公司作出的努力及貢獻致謝。他們出色之工作乃集團取得驕人成績之主因，更進一步鞏固集團之基礎，加強於中國及其他潛在市場中之地位。

謝錦鵬

主席及行政總裁

香港

二零零五年四月八日

股息

董事會建議派發截至二零零四年十二月三十一日止年度之末期股息每股14.0港仙。連同已派發的中期股息每股12.0港仙，截至二零零四年十二月三十一日止年度之全年股息為每股26.0港仙。待股東於應屆股東週年大會批准後，末期股息將於二零零五年五月十二日或前後派發予二零零五年五月六日營業時間結束時名列本公司股東名冊之股東。

管理層討論及分析

業務回顧

擴展網絡

年內，中意繼續擴展於中國之市場。本集團分銷網絡龐大，於中國29個省份及直轄市開設逾810間門市，銷售「皇朝傢俬」、「金騎士」及「聖木威」品牌之產品，加上有效之市場推廣及建立品牌活動，集團進一步穩固其基礎，及加強其於中國中高檔家居傢具市場中之聲譽。專賣店數目較去年增加逾三分一。由於本集團於中國主要城市地位穩固，因此本集團已策略性地於二級城市開設新店舖。廣大之網絡為本集團提供一個鞏固平台，供本集團向日益富裕之中國家庭推廣其多元化中高檔時尚家居傢具。

高雅設計

集團以曾獲獎項之「皇朝傢俬」、「金騎士」及「聖木威」等品牌，推出六個中高檔家居傢具系列，包括「淺胡桃」、「黑檀」、「黑胡桃」、「亮光」、「白橡」及「聖木」系列。憑藉其現代產品設計及開發組逾50名專才之努力，本集團於二零零四年內推出「白橡」及「聖木」兩個品牌系列。

本集團產品之現代設計及優質質素，令其贏取多項極具聲譽之獎項，包括於第十二屆中華(東莞)國際名家具博覽會上獲頒*「臥室家具系列金獎」*、獲*《人民日報》*頒發*「中國市場產品用戶滿意第一品牌」*，以及獲*中國質量監督管理協會*頒發*「家具行業十大知名品牌」*。該等獎項證明本集團不斷努力開發最佳設計及質素之產品，以及致力為客戶提供最佳服務。於該三個獎項中，本集團之新品牌「聖木威」獲頒金獎。該獎項不但認同本集團對產品設計及開發之貢獻，亦為本集團以「聖木威」品牌發展新產品注入強心針。



卓越的品牌建立策略

本集團除在中國建立全面的分銷網絡，和維持超卓的設計及產品質量外，還注入資源建立其品牌。中意於二零零三年委任影星關之琳小姐為集團代言人，透過印刷媒體、廣告板及電視，積極宣傳本集團的傢具產品。此外，中意積極參與中國多個國際傢具博覽會，當中包括於中國業界享負盛名的「第十二屆中華(東莞)國際名家具博覽會」。該等博覽會乃本集團向潛在分銷商和客戶推廣其品牌的有效平台。這些市場推廣活動有助本集團拓展品牌知名度和增加市場佔有率，加強其於中國中高檔傢具市場的領導地位。

投資廠房

為配合對中國優質傢具與日俱增的需求，本集團於二零零四年中在東莞開設了一所新廠房以擴大其產能。連同其現有的廣州廠房，本集團擁有總生產樓面面積110,000平方米，最高產量可達每月14,000套傢具。此外，本集團更於其廣州廠房毗鄰及於天津興建了三層高的新廠房、成品倉及發貨大樓。本集團透過投資新廠房，進一步鞏固其於優質傢具業日後發展的基礎。

其他收入

於本年度，本集團之其他收入為向非木材傢具(包括沙發、床墊、桌子、軟墊、燈飾及其他木製傢具飾物)製造商引進客戶(本集團之分銷商)所收取之服務費。透過提供該等服務，本集團可加強與分銷商間的緊密夥伴關係，並確保所有特許專賣店貫徹品牌的整體形象。該等服務為本集團帶來了33,000,000港元的額外銷售收入。

前景

展望將來，中國家居傢具市場之有利市場環境將繼續成為本集團之主要增長動力。中意將繼續加強其於國內市場之地位，把握新商機。本集團之目標為於二零零五年底於中國擁有總數1,000間特許專賣店。

為進一步增強本集團三大尊貴品牌之市場滲透率，本集團將注入資源擴大其市場推廣計劃，以推銷該等品牌予潛在客戶。中意亦欣然宣佈，關小姐已與本集團簽署另外三年代言人合約。本集團對於新的潛在市場擴充其品牌抱有信心。

就發展核心業務方面，為加強中意之品牌及企業形象，本集團已開始收回其特許權並與中國若干主要城市如上海及深圳之現有分銷商締結合營夥伴。本集團有意經營旗艦店，以增強其品牌的整體形象，而該等旗艦店的高級風格可作為鄰近城市分銷商之重要參考指標。品牌於中國主要城市取得最大之曝光率亦有助本集團吸引額外之海外業務。

除發展本集團之核心市場外，中意亦欣然宣佈，其已於印尼、菲律賓及阿拉伯聯合酋長國引入有效的特許制度，並與西班牙一分銷商簽訂特許權協議。本集團相信，該等新市場將成為本集團未來發展之另一增長動力。

為持續取得較佳毛利率，本集團將繼續物色額外生產線，以擴大現有核心產品的範圍。除板式家具外，本集團計劃發展之新產品線包括紡織物、沙發、地板及牆紙、傢具配飾及其他產品。然而，本集團無意開發全新的產品線。本集團在出現合適機會時可能考慮與其他公司或夥伴共同發展新產品線。本集團亦可能考慮收購其他公司以求進入該等新產品市場。

上述發展為中意提供多項增長機會。憑藉本集團的市場主導產品、優越的設計能力、優秀的品牌聲譽、優質產品及有效率的生產工序以及遍佈全國的分銷網絡，本集團正踏上未來的成功之路。

董事

執行董事

謝錦鵬先生，50歲，本公司主席。彼於一九九七年創辦本集團，負責本集團之整體策略策劃及制訂公司政策。創辦本集團前，謝先生曾於一間香港上市公司出任副董事總經理。謝先生於國際貿易及中國貿易業務方面積逾十五年經驗，亦為香港會計師公會資深會員。

林岱先生，42歲，本公司副主席兼執行總裁，亦為本集團之共同創辦人。林先生負責本集團之整體策略策劃、銷售及分銷運作，以及業務及產品發展。創辦本集團前，彼於中國貿易及家具業務方面積逾十七年經驗。林先生現時為廣州市家具協會副主席、中國家具協會執行理事及國際傢俬裝飾業（香港）協會常務理事及香港傢俬裝飾廠商總會永久會長，以及中南林學院建築工程學院家具設計之客席教授。林先生為執行董事林寧女士之兄長。

林寧女士，33歲，本集團執行董事。負責本集團採購及日常運作。林女士於會計及管理方面積逾十二年經驗。彼於一九九八年加入本集團，出任財務經理，並於一九九九年獲委任為本集團內一家公司之董事。林女士為林岱先生之胞妹。

馬明輝先生，41歲，為多個中國及香港技術項目之發起人及早期投資者、加拿大安大略特許會計師公會會員及曾於一間國際會計公司工作數年。馬先生於一九八五年獲取加拿大University of Calgary商學士學位。彼為一間在聯交所創業板上市之公司衝浪平台軟件國際有限公司之主席。

獨立非執行董事

曹廣榮先生，71歲，前任香港政府政務司。於一九七七年，曹先生獲委任為往日內瓦之特使，並於一九八一年統領工業貿易署。於一九八三年，曹先生領導政府新聞處，並於一九八八年獲委任為政務司，其於一九九二年二月退任該職位。彼目前為Prima Consultants Limited之主席，亦為多間香港公司之董事。

Donald H. Straszheim博士，62歲，為獨立研究機構Straszheim Global Advisors之創辦人兼主管，並為Milken Institute副所長。彼持有美國普度大學(Purdue University)頒發之理學士、理學碩士及博士學位。Straszheim博士於一九八五年至一九九七年期間擔任美林證券(Merrill Lynch and Co.)之首席經濟師，帶領美林證券之經濟研究工作。在位於紐約之美林證券工作時，彼為該公司之經濟事務主要發言人，並為該公司之全球經濟觀點定調。彼曾連續十年入選《Institutional Investor》之All-Star Term（股票或定息）。

丘忠航先生，34歲，中國北方企業投資基金有限公司執行董事。丘先生於一九九三年獲香港理工大學頒授會計學學士學位。彼現為香港會計師公會會員及英國特許會計師公會資深會員。丘先生於會計及公司財務方面具約12年經驗，亦於會計及財務管理方面具豐富經驗，知識淵博。

高級管理層

黃杰偉先生，35歲，本集團之財務總裁。彼於二零零四年六月加盟本集團，負責財務策劃及投資者關係。彼於財務監控及申報方面擁有多年經驗。黃先生持有工商管理碩士學位，為澳洲會計師公會之會員。

陳永傑先生，33歲，本集團財務總監兼本公司公司秘書，負責本集團財務管理及公司秘書事務。彼持有莫納西大學商業學士學位。於二零零一年十月加入本集團前，彼曾於一間國際會計師事務所出任核數師，於核數、會計及財務工作方面積逾六年經驗。彼為香港會計師公會會員及澳洲執業會計師。

曾樂進先生，33歲，本集團內部審計部門經理。彼於一九九九年五月加入本集團，負責本集團內部審計及整體系統保證，於企業管理方面積逾九年經驗。彼持有廣東商學院大都會經濟及管理學士學位，主修統計學。

吳遠成先生，31歲，一般行政部門經理，於一九九九年加入本集團，負責一般行政、人事事務及後勤服務。彼畢業於西南農業大學經濟貿易學院，主修會計及審計。彼於公司行政方面擁有多年經驗。

中意控股有限公司(「本公司」)董事欣然提呈其報告以及本公司及其附屬公司(統稱「本集團」)截至二零零四年十二月三十一日止年度之經審核財務報表。

主要業務

本公司之主要業務為投資控股。附屬公司主要業務之詳情載於財務報表附註16。年內本集團主要業務之性質並無任何重大變動。

業績及股息

本集團截至二零零四年十二月三十一日止年度之溢利及本公司以及本集團於該日之財務狀況載於第21至52頁。

於二零零四年八月二十七日,派發中期股息每股普通股12港仙。董事建議派發本年度末期股息每股普通股14港仙(附註11)予於二零零五年五月六日名列股東名冊之股東。此項建議已於財務報表之資產負債表之股本及儲備中列作保留溢利之分配。

首次公開招股所得款項之用途

本公司股份於二零零二年五月十五日在香港聯合交易所有限公司(「聯交所」)上市並於同日發行股份,扣除已付及應付相關開支後所得款項約為32,000,000港元。於二零零四年十二月三十一日,分別以10,000,000港元新建工廠大樓、以12,000,000港元購置機器及設備,並以5,000,000港元推行市場推廣及推銷活動。所得款項之餘額存放於香港之財務機構及持牌銀行。

財務資料摘要

以下為本集團於過去五個財政年度綜合/合併財務業績以及綜合/合併資產及負債之概要,乃按照以下附註之基準編製:

	截至十二月三十一日止年度				
	二零零四年	二零零三年	二零零二年	二零零一年	二零零零年
	千港元	千港元	千港元	千港元	千港元
業績					
營業額	**403,766**	300,719	207,020	164,758	143,669
除稅前溢利	**131,857**	88,998	51,252	37,615	31,326
稅項	**(23,855)**	(11,754)	(6,738)	(5,138)	(4,715)
股東應佔日常業務純利	**108,002**	77,244	44,514	32,477	26,611

財務資料摘要（續）

	十二月三十一日				
	二零零四年	二零零三年	二零零二年	二零零一年	二零零零年
	千港元	千港元	千港元	千港元	千港元
資產及負債					
非流動資產	**183,386**	134,167	75,662	45,319	42,642
流動資產	**245,912**	142,422	118,931	53,536	32,793
流動負債	**(177,188)**	(105,352)	(61,571)	(53,525)	(40,542)
非流動負債	**(18,634)**	(6,363)	(6,363)	—	(3,440)
	233,476	164,874	126,659	45,330	31,453

附註：本集團截至二零零一年十二月三十一日止兩個年度各年之合併業績及於二零零零年及二零零一年十二月三十一日之合併資產負債表摘自本公司日期為二零零二年五月二日之招股章程。本集團截至二零零三年及二零零四年十二月三十一日止年度之業績及於該等日期之資產及負債分別載於本財務報表第21及22頁，其呈列基準載於財務報表附註3。

固定資產

本集團年內固定資產之變動詳情載於財務報表附註13。

股本及購股權

本公司於年內之股本及購股權之變動詳情連同變動原因載於財務報表附註23。

優先購股權

本公司之組織章程細則以及開曼群島之法例中並無任何有關優先購股權之條文，規定本公司按比例向現有股東發售新股。

購買、贖回或出售本公司上市證券

本公司及其附屬公司年內概無購買、贖回或出售本公司任何上市證券。

儲備

年內本公司及本集團儲備之變動詳情載於財務報表附註24及綜合權益變動報表摘要。

可供分派儲備

於二零零四年十二月三十一日，按開曼群島公司法之條文所計算之本公司可供分派儲備達56,747,000港元，當中34,113,000港元已建議為年度末期股息。此外，本公司股份溢價賬中之64,685,000港元，可以已全面繳付股款之紅股之方式分派。

慈善捐款

年內，本集團並無任何慈善捐款（二零零三年：無）。

主要客戶及供應商

本集團五大客戶之銷售額佔本集團年內營業額約17.4%，本集團之最大客戶佔其中4.3%。本集團五大供應商佔年內總採購額約58%，最大供應商佔其中17%。

本公司董事或其任何聯繫人士或據董事所深知擁有本公司5%以上已發行股本之任何股東概無於本集團五大客戶中擁有任何實際權益。

董事

年內本公司之董事如下：

執行董事

謝錦鵬先生

林岱先生

林寧女士

獨立非執行董事

曹廣榮先生

Donald H. Straszheim先生（於二零零四年九月二十三日獲委任）

馬明輝先生

結算日後，於二零零五年一月二十一日，馬明輝先生辭任獨立非執行董事一職並獲委任為本公司執行董事；丘忠航先生獲委任為獨立非執行董事。

根據本公司組織章程細則第87條，三分一之董事須輪值告退，並有資格於應屆股東週年大會上重選。

根據本公司組織章程細則，本公司各董事（包括獨立非執行董事但不包括本公司董事會主席）須輪值告退及重選。

董事及高級管理人員之履歷

本公司董事及本集團高級管理人員之詳細履歷載於本年報第10至11頁。

董事之服務合約

執行董事及獨立非執行董事已分別與本公司訂立服務協議，由二零零二年五月一日起計初訂兩年，其後自動繼續有效至任何一方向另一方發出不少於兩個月之書面終止通知為止。

概無任何擬於應屆股東週年大會上競選連任之董事與本公司訂有本公司不支付賠償(法定賠償除外)即不可於一年內終止之服務合約。

董事及主要行政人員之股份、相關股份及債券之權益及短倉

於二零零四年十二月三十一日，董事及主要行政人員於本公司或其相聯法團(按證券及期貨條例第XV部之涵義)之股本及相關股份及債券中擁有須記錄於本公司根據證券及期貨條例第352節所存置之登記冊內之權益及短倉，或須根據上市發行人董事進行證券交易之標準守則須知會本公司及聯交所之權益及短倉如下：

於本公司普通股之長倉：

		持有股份數目、身份及權益性質					
董事姓名	附註	直接實益擁有	透過配偶或未成年子女	透過受控制公司	信託受益人	總計	佔本公司已發行股本之百分比
謝錦鵬	(a)	4,600,000	–	71,450,000	–	76,050,000	31.21%
林岱	(b)	4,600,000	–	28,450,000	–	33,050,000	13.57%
林寧		1,900,000	–	–	–	1,900,000	0.78%
		11,100,000	–	99,900,000	–	111,000,000	45.56%

各董事於本公司之購股權權益獨立載於財務報表附註23。

附註：

(a) 此71,450,000股本公司股份乃由Crisana International Inc.(「Crisana」，於英屬處女群島註冊成立之公司)持有。於二零零四年十二月三十一日，謝錦鵬先生持有Crisana 100%已發行股本。

(b) 此28,450,000股本公司股份由Silver Wave Holdings Limited(「Silver Wave」，於英屬處女群島註冊成立之公司)持有。於二零零四年十二月三十一日，林岱先生持有Silver Wave 100%已發行股本。

並無董事純為符合若干附屬公司股東數目之最低規定而代本公司持有該等公司之非實益個人股權。

除以上所述外，於二零零四年十二月三十一日，概無董事於本公司或其任何相聯法團之股份、相關股份或債券中擁有根據證券及期貨條例第352節須予記錄或根據上市發行人董事進行證券交易之標準守則須知會本公司及聯交所之權益或短倉。

董事購入股份之權利

除財務報表附註23購股權計劃所披露者外，年內任何時間任何董事或彼等各自之配偶或未成年之子女並無獲授或行使可藉購買本公司股份或債券而獲益之權利，而本公司、其控股公司或其任何附屬公司及同系附屬公司亦無訂立任何安排使董事可於任何其他法人團體中取得此等權利。

購股權計劃

本公司設有一項購股權計劃(「計劃」)，作為對本集團之經營有貢獻之合資格參與者之鼓勵及獎賞。根據該計劃，董事可酌情邀請本集團旗下任何公司之任何僱員、董事或顧問購買購股權。該計劃於二零零二年四月二十六日生效，除非被取消或修改，否則由該日起有效十年。

根據該計劃及本公司可不時授予本集團旗下任何公司之董事、顧問及／或僱員購股權之其他購股權計劃可授出購股權所涉及之股份數目，最初不得超過本公司已發行之有關類別證券(就此不包括該計劃及本公司任何其他購股權計劃獲行使後所發行之股份)數目之10%。於授出購股權所涉及最多達本公司有關類別證券數目10%並於股東大會獲本公司股東批准之前提下，根據該計劃發行之股份與根據本集團任何其他購股權計劃擬發行之證券相加之最高數目，可經董事會增加，惟於所有未行使購股權獲行使後所發行之股份數目不得超過有關類別證券不時之已發行數目之30%。

倘於截至最近授出購股權之日止十二個月期間已授予或擬授予某人士之購股權獲行使而已發行或將予發行之股份總數超過本公司不時已發行股本之1%，則不得授予該人士任何購股權。

購股權可按該計劃之條款於購股權限期內(由授出之日後計不超過十年)隨時行使。購股權限期經由董事會釐定及通知個別承授人。董事會可限制購股權之行使時限。行使購股權毋須事先達到任何表現指標，但董事會保留酌情權，可於若干表現指標達到時加快定期購股權之歸屬。

計劃項下本公司股份之認購價經由董事會釐定並通知各承授人。認購價為以下三者之最高者：(i)股份面值；及(ii)授出之日(必須為交易日)聯交所日報表所示之股份收市價；及(iii)緊接授出之日前五個交易日聯交所日報表所示股價之平均收市價。倘購股權計劃所述之接納表格經承授人填妥、簽署及連同收款人為本公司、作為授出代價1.00港元之股款交回，則購股權被視為已授出，獲合資格參與者(定義見計劃)接納及生效。

購股權計劃(續)

於二零零四年十二月三十一日，根據計劃所授購股權而可發行之股份數目為6,900,000股，相當於本公司於該日之已發行股份之3%。於截至最近授出日止任何十二個月期內可授予每位合資格參與者而可發行之股份最高數目，限於本公司任何時候之已發行股份之1%。凡進一步授出之購股權超出此限額，均須獲股東於股東大會批准。

以下為年內根據計劃以每授出代價1.00港元授出之購股權：

參與者 姓名或類別	購股權數目 年初	年內授出	年內行使	年內失效	年內註銷	年終	授出購股權 日期*	行使期	每股 行使價** 港元	本公司股價*** 授出購股權 當日 港元	行使購股權 當日 港元
董事											
謝錦鵬	2,300,000	–	(2,300,000)	–	–	–	18/9/2003	1/11/2003至 31/10/2006	2.18	2.18	3.60
林岱	2,300,000	–	(2,300,000)	–	–	–	18/9/2003	1/11/2003至 31/10/2006	2.18	2.18	3.60
Donald H. Straszheim	–	800,000	–	–	–	800,000	28/9/2004	29/9/2004至 28/9/2014	4.80	4.80	–
其他											
高級管理層成員及本集團其他僱員	6,500,000		(6,500,000)	–	–	–	2/5/2003	1/6/2003至 31/5/2006	1.17	1.17	3.60
	–	100,000	–	–	–	100,000	28/9/2004	29/9/2004至 28/9/2014	4.80	4.80	–
	–	6,000,000	–	–	–	6,000,000	15/10/2004	16/10/2004至 15/10/2014	4.675	4.55	–
	6,500,000	6,100,000	(6,500,000)	–	–	6,100,000					
合計	11,100,000	–	(11,100,000)	–	–	–					
	–	6,900,000	–	–	–	6,900,000					
	11,100,000	6,900,000	(11,100,000)	–	–	6,900,000					

* 購股權歸屬權利期間乃由授出日期起計至行使期開始。

** 購股權行使價如因供股或派送紅股或本公司股本之其他類似變動則須予調整。

*** 於授出購股權當日披露之本公司股價乃於緊接授出購股權當日前之交易日於聯交所所報之收市價。於行使購股權當日披露之本公司股價乃於聯交所所報之收市價除以於披露限期內之所有購股權行使價之加權平均數。

購股權計劃(續)

已授出購股權之財務影響於購股權獲行使時始於本公司及本集團之資產負債表中反映,亦不會按其成本將任何費用於損益表或資產負債表中入賬。於購股權獲行使後,本公司按股份之面值將由此而發行之股份作為額外股本入賬,本公司並會將每股行使價高出股份面值之數額於股份溢價賬中入賬。行使日期前被註銷之購股權從未行使購股權記錄冊中刪除。

董事認為披露年內向授予董事、高級管理層成員及本集團其他僱員購股權之理論價值並不恰當,因在本公司普通股購股權並無任何現成市值之情況下,董事無法對此等購股權之價值達致準確之估值。

主要股東及其他人士之股份權益

於二零零四年十二月三十一日,根據本公司按證券及期貨條例第336條須存置之權益登記冊所示,以下人士於本公司已發行股本及購股權中擁有5%或以上權益:

長倉:

名稱	附註	身份及權益性質	持有普通股數目	佔本公司已發行股本之百分比
Crisana	(a)	直接實益持有	71,450,000	29.32%
Silver Wave	(b)	直接實益持有	28,450,000	11.68%

(a) 該等普通股股份及購股權乃由董事謝錦鵬先生全資擁有之Crisana持有。

(b) 該等普通股股份及購股權乃由董事林岱先生全資擁有之Silver Wave持有。

除以上所述外,於二零零四年十二月三十一日,根據按證券及期貨條例第336條須存置之登記冊所示,概無任何人士(其權益載於上文「董事及主要行政人員之股份、相關股份及債券之權益及短倉」之本公司董事及主要行政人員及彼等之配偶(被視作於相同之股份中擁有權益)除外)於本公司股份或相關股份中擁有權益或短倉。

結算日後事項

本集團重要結算日後事項之詳情載於財務報表附註28。

遵守最佳應用守則

董事會認為，除本公司獨立非執行董事並非按照最佳應用守則第7段所規定以指定年期委任，而須根據本公司組織章程細則輪值告退外，本公司於本年報涵蓋之整個會計期間，一直遵守先前之上市規則附錄14所載之最佳應用守則。

審核委員會

本公司已遵照上市規則第3.21條之規定成立審核委員會，以審核及監管本集團之財務報告程序及內部控制系統。審核委員會由本公司三名獨立非執行董事組成。

核數師

安永會計師事務所任滿退任，關於續聘彼等為本公司核數師之決議案將於應屆股東週年大會上提呈。

代表董事會

主席及執行董事
謝錦鵬

香港
二零零五年四月八日



安永會計師事務所

致：**中意控股有限公司**
(於開曼群島註冊成立之有限公司)
各股東

本核數師(以下簡稱「我們」)已完成審核刊於第21至52頁按照香港公認會計原則編製的財務報表。

董事及核數師各自之責任

貴公司董事須負責編製真實與公平的財務報表。在編製該等真實與公平的財務報表時，董事必須選取並貫徹採用合適的會計政策。我們的責任是根據我們審核工作的結果，對該等財務報表作出獨立意見，並僅向作為一團體之股東報告，及不作其他用途。我們並不就本報告之內容向任何其他人士負上責任或承擔負債。

意見之基礎

我們是按照香港會計師公會頒佈的核數準則實行審核工作。審核範圍包括以抽查方式查核與財務報表所載數額及披露事項有關的憑證，亦包括評估董事於編製該等財務報表時所作的重大估計和判斷、所釐定的會計政策是否適合 貴公司及 貴集團的具體情況，以及有否貫徹運用並充份披露該等會計政策。

我們在策劃和進行審核工作時，均以取得一切我們認為必需的資料及解釋為目標，使我們能獲得充份的憑證，就該等財務報表是否存有重要錯誤陳述，作合理的確定。在作出意見時，我們亦已衡量該等財務報表所載資料在整體上是否足夠。我們相信，我們的審核工作已為下列意見建立合理的基礎。

意見

我們認為，上述的財務報表均真實與公平地反映 貴公司及 貴集團於二零零四年十二月三十一日的財務狀況及 貴集團於截至該日止年度的溢利和現金流量，並已按照香港公司條例之披露規定而妥善編製。

安永會計師事務所
執業會計師
香港
二零零五年四月八日

	附註	二零零四年 千港元	二零零三年 千港元
營業額	5	**403,766**	300,719
銷售成本		**(253,055)**	(193,110)
毛利		**150,711**	107,609
其他收益	5	**34,708**	20,527
銷售及分銷成本		**(16,948)**	(14,560)
行政開支		**(31,956)**	(24,024)
其他經營開支		**(4,658)**	(554)
經營業務溢利	6	**131,857**	88,998
融資成本		**–**	–
除稅前溢利		**131,857**	88,988
稅項	9	**(23,855)**	(11,754)
股東應佔日常業務純利	10	**108,002**	77,244
股息	11		
中期股息		**29,240**	14,238
擬派末期股息		**34,113**	27,908
		63,353	42,146
每股盈利	12		
基本		**45.06仙**	32.95仙
攤薄		**44.05仙**	32.14仙

	附註	**二零零四年** **千港元**	二零零三年 千港元
非流動資產			
固定資產	13	**176,094**	126,593
無形資產	14	**7,292**	7,574
商譽	15	**—**	—
		183,386	134,167
流動資產			
存貨	17	**81,797**	40,749
應收賬款	18	**16,219**	4,924
預付款項、訂金及其他應收款項		**62,138**	19,357
現金及現金等價物		**85,758**	77,392
		245,912	142,422
流動負債			
應付賬款	19	**69,782**	29,229
應付税項		**57,054**	33,199
其他應付款項及應計費用		**49,623**	42,924
計息銀行貸款	20	**729**	—
		177,188	105,352
流動資產淨值		**68,724**	37,070
總資產減流動負債		**252,110**	171,237
非流動負債			
計息銀行貸款	21	**12,271**	—
遞延税項負債	22	**6,363**	6,363
		18,634	6,363
		233,476	164,874
股本及儲備			
已發行股本	23	**24,367**	23,257
儲備	24	**174,996**	113,709
擬派末期股息	11	**34,113**	27,908
		233,476	164,874

董事　　　　*董事*

綜合權益變動概要報表

	附註	二零零四年 千港元	二零零三年 千港元
權益總額			
年初結餘		**164,874**	126,659
換算海外實體財務報表所產生之匯兌差額及綜合損益表中未確認之淨收益及虧損	24	**115**	(402)
年內股東應佔日常業務純利		**108,002**	77,244
行使購股權	23, 24	**17,633**	5,329
購回股份	24	**—**	(11,102)
支付普通股股息	24	**(57,148)**	(32,854)
年終結餘	24	**233,476**	164,874

	附註	二零零四年 千港元	二零零三年 千港元
經營業務現金流量			
除稅前溢利		131,857	88,998
經就下列各項作出調整：			
自置資產折舊	6	14,570	5,899
無形資產攤銷	6	282	424
出售固定資產虧損	6	722	70
滙兑（收益）／虧損淨額	6	115	(402)
利息收入	5, 6	(222)	(2,114)
出售短期投資收益	5, 6	(259)	(4,071)
短期投資股息收入	5, 6	(251)	(770)
商譽減值	15	4,657	–
未計營運資金變動前經營溢利		151,471	88,034
存貨增加		(41,088)	(17,318)
應收賬款（增加）／減少		(11,255)	240
預付款項、訂金及其他應收款項增加		(42,781)	(16,859)
應付賬款增加		40,553	7,545
其他應付款項及應計費用增加		6,699	23,518
經營活動所產生之現金		103,599	85,160
經營業務之現金流入淨額		103,599	85,160
投資活動之現金流量			
購買固定資產	13	(64,555)	(56,671)
購買無形資產	14	–	(7,343)
收購業務	25(b)	(4,895)	–
出售固定資產所得款項		–	80
出售短期投資所得款項淨額		259	4,071
短期投資股息收入		251	770
已收利息		222	2,114
投資活動之現金流出淨額		(68,718)	(56,979)
融資活動之現金流量			
新訂銀行貸款	20, 21	13,000	–
購回股份		–	(11,102)
行使購股權	23, 24	17,633	5,329
已付股息		(57,148)	(32,854)
融資活動之現金流出淨額		(26,515)	(38,627)
現金及現金等價物增加／（減少）淨額		8,366	(10,446)
年初現金及現金等價物	25(a)	77,392	87,838
年終現金及現金等價物		85,758	77,392
現金及現金等價物結餘分析			
現金及銀行結餘	25(a)	85,758	77,392

	附註	二零零四年 千港元	二零零三年 千港元
非流動資產			
於附屬公司之權益	16	**81,582**	68,189
流動資產			
現金及現金等價物		**105**	77
流動負債			
其他應付款項及應計費用		**573**	1,331
流動負債淨值		**(468)**	(1,254)
		81,114	66,935
股本及儲備			
已發行股本	23	**24,367**	23,257
儲備	24	**22,634**	15,770
擬派末期股息	11	**34,113**	27,908
		81,114	66,935

董事 *董事*

1. 公司資料

本公司之註冊辦事處位於Century Yard, Cricket Square, Hutchins Drive, P.O. Box 2681 GT, Grand Cayman, the Cayman Islands。

本公司之主要業務為投資控股。本公司附屬公司主要業務詳情載於財務報表附註16。年內附屬公司之主要業務之性質概無重大變動。

2. 新頒香港財務報告準則之影響

香港會計師公會已頒佈多項於二零零五年一月一日或其後開始之會計期間生效之新頒及經修訂香港財務報告準則及香港會計準則(統稱新財務報告準則)。本集團並無於截至二零零四年十二月三十一日止年度之財務報表中提早採納此等新財務報告準則。

本集團已開始評估此等新財務報告準則所帶來之影響,惟目前仍未能評論此等新財務報告準則對集團之經營業績及財務狀況有否重大影響。

3. 主要會計政策之概要

編制基準

本財務報表乃根據香港會計師公會所頒佈之香港財務報告準則(當中包括香港會計實務準則及釋義)、香港普遍採納之會計原則與香港公司條例之披露規定而編製。本財務報表乃根據歷史成本慣例法而編製,惟對股本投資之定期重估除外,詳見下文。

綜合基準

綜合財務報表包括截至二零零四年十二月三十一日止年度本公司及其附屬公司之財務報表。年內所收購或出售之附屬公司業績乃分別於各自之收購或出售生效日期作出綜合處理。所有重大之本集團內部公司交易及結餘已於綜合時對銷。

附屬公司

附屬公司為本公司直接或間接控制其財務及經營政策,以從其業務獲取利益之公司。

附屬公司之業績就其已收及應收股息於本公司損益表中列賬。本公司於附屬公司之權益以成本減任何減值虧損列賬。

3. 主要會計政策之概要(續)

商譽

於收購時產生之商譽乃指收購成本超逾本集團於收購當日應佔可識別資產及負債公平價值之差額。

因收購而產生之商譽於綜合資產負債表中確認為資產，並以直線法按其估計使用年期攤銷。

出售附屬公司時，出售之盈虧乃參考於出售日之資產淨值(包括仍未攤銷之應佔商譽或任何有關儲備(如適用))計算。

商譽之賬面值每年予以檢討，並於認為需要時撇銷減值。過往確認之商譽減值虧損將不予撥回，除非減值乃因不預期再發生，屬特殊性質之獨特外界事項所導致而隨後發生可對事件造成相反作用之外界事項者則除外。

關連人士

倘一方可直接或間接控制另一方或可對另一方之財務及營運決策發揮重大影響，或雙方均受到共同控制或共同重大影響，則雙方亦被視為有關連。關連人士可為個人或公司實體。

資產減值

於各結算日就是否有迹象顯示任何資產出現減值或是否有迹象顯示先前於往年確認作資產之減值虧損不再存在或已減少作出評估。倘有迹象顯示出現上述情況，則資產之可收回金額須予以估計。資產可收回金額乃按使用中之資產值或其淨銷售價兩者中之較高者計算。

減值虧損僅會於資產賬面值超過其可收回金額之情況下確認。當減值虧損乃根據該項重估資產之有關會計政策入賬時，則減值虧損乃於產生時自期內損益賬中扣除，惟資產乃按重估金額入賬則除外。

倘往年並無任何資產減值虧損予以確認，則先前已確認之減值虧損僅會於用作釐定資產之可收回金額之估計有所變動之情況下予以撥回，然而不會高於已釐定之賬面值之金額(已扣除任何折舊／攤銷)。當減值虧損撥回乃根據重估資產之有關會計政策入賬時，則減值虧損撥回乃於產生時計入期內損益賬內，惟資產乃按重估金額入賬則除外。

3. 主要會計政策之概要（續）

固定資產及折舊

固定資產（在建工程除外）乃按成本或估值減累計折舊及任何減值虧損入賬。資產之成本包括購買價及將資產達致運作狀況及地點作擬定用途之任何直接成本。固定資產投產後產生之支出（如維修保養費）一般於產生期間自損益賬扣除。倘有關支出明顯可提高運用該項固定資產預期獲得之未來經濟效益，則該項支出將撥充資本，作為該項資產之額外成本。

固定資產價值之改變乃於重估儲備中列為變動。倘此儲備之總額按個別資產基準不足以彌補虧絀，則其不足額會於損益表中扣除。任何其後之重估盈餘將按之前扣除之虧絀數額計入損益表。當出售重估資產後，就之前重估之已變現重估儲備之有關部份轉撥保留溢利作為儲備之變動。

各項資產均按其估計可使用年期以直線法計算折舊以撇銷成本值或估值。就此目的所採用之主要年率如下：

租賃土地	租賃期
樓宇	5%
廠房及機器	10%
傢具、裝置及辦公室設備	20%
汽車	20%

出售或報廢固定資產時在損益賬內確認之收益或虧損，乃有關資產之銷售所得款項淨額與賬面值兩者之差額。

本集團所有固定資產於本公司股份在聯交所上市前以成本減累計折舊列賬。由於上市而以估值基準重估本集團若干固定資產所產生之財務影響及任何減值虧損之重估盈餘26,513,000港元，在租賃土地及樓宇重估儲備中確認。

在建工程以成本減任何減值虧損列賬，以及不會計算折舊。成本包括建築直接成本以及興建樓宇、廠房及機器以及其他固定資產所佔之其他直接成本。在建工程於完成及可投入使用後將重新歸類為固定資產中合適之類別。

3. 主要會計政策之概要（續）

無形資產

商標特許權

所購商標特許權以成本減任何減值虧損列賬並按其估計可使用10年以直線法計算攤銷。

研究及開發成本

研究成本於產生時於損益賬扣除。

開發新產品項目所產生之支出僅於該等項目被清晰定義；有關支出能被獨立辨識及可靠地量度；能合理地確信該等項目乃技術性可行；以及該等項目具商業價值才予資本化及遞延列賬。開發產品支出倘不能符合此等標準則於產生時列為開支。

租賃資產

凡將資產擁有權之絕大部份回報及風險轉移至本集團之租約（法定所有權除外）視作融資租約。租賃資產之成本乃於融資租約開始時以最低租賃款項現值資本化，並連同有關承擔（扣除利息部份）被記錄以反映有關購買及融資。資本化融資租約下之資產乃計入固定資產及按租約年期及估計資產可使用年期之較短者折舊。該等租約之融資成本於租賃期在損益賬中支銷以作定期固定開支提撥。

由出租人承受資產擁有權之絕大部份回報與風險之租約均列為經營租約。倘本集團為出租人，本集團根據經營租約而租賃之資產乃列入非流動資產內，而根據經營租約應收之租金則於租賃期內以直線法計入損益賬中。倘本集團為承租人，根據經營租約所應付之租金以直線法在租賃期間在損益賬中支銷。

短期投資

短期投資乃持作買賣用途之股本證券投資並按其於結算日之市場報價按個別投資基準以其公平值列賬。因證券公平值變動而產生之收益或虧損在其產生之期間於損益賬中計入／支銷。

存貨

存貨按成本及可變現淨值兩者之較低者入賬。成本按加權平均基準計算，在製品及製成品之成本包括直接材料、直接工資及按適當比例計算之間接製造費用及／或加工費用（倘適用）。可變現淨值按預計售價減去預計完成及出售所進一步產生之成本計算。

3. 主要會計政策之概要(續)

現金及現金等價物

就綜合現金流量表而言，現金及現金等價物包括手頭現金及活期存款以及可隨時轉換為已知金額現金之短期高變現能力之投資(有關投資所受價值變動之風險並不重大，一般於收購時起計三個月之短時間內到期)減去須於要求時還款及構成本集團現金管理之基本部份之銀行透支。

就資產負債表而言，現金及銀行結餘指手頭現金及銀行現金，包括使用不受限制之定期存款。

所得稅

所得稅包括即期稅項及遞延稅項。所得稅乃於損益賬中確認，或倘與同期或不同期間於股本確認之項目有關者則直接於股本中確認。

遞延稅項乃以負債法就於結算日之資產及負債之稅項基礎及其用作財務申報之賬面值之間之所有暫時差額作提撥。

遞延稅項負債就所有應課稅暫時差額予以確認：

- 惟遞延稅項負債源於商譽或初次確認一項交易(並非一項業務組合)之資產及負債，而於該項交易進行時不影響會計溢利或應課稅溢利或虧損者除外；及

- 遞延稅項負債源於附屬公司之投資之應課稅暫時差額予以確認，惟可予控制撥回時間之暫時差額及暫時差額於可見之未來不可能撥回者除外。

遞延稅項資產就所有可扣減暫時差額、未使用稅項資產及未使用稅項負債之結轉予以確認，惟僅限於可能有應課稅溢利以對銷可扣減暫時差額，可應用所結轉之未使用稅項資產及未使用稅項負債時才予確認：

- 惟有關可扣減暫時差額之遞延稅項資產源於負商譽或初次確認一項交易(並非一項業務組合)之資產及負債，而於該項交易進行時不影響會計溢利或應課稅溢利或虧損者除外；及

- 遞延稅項資產源於附屬公司之投資可扣減暫時差額予以確認，惟僅限於在可見之未來可撥回暫時差額及可應用應課稅溢利以對銷暫時差額時才予確認。

3. 主要會計政策之概要（續）

所得稅（續）

遞延稅項資產之賬面值乃於各個結算日進行檢討，並無足夠應課稅溢利可供全部或部份遞延稅項資產可予應用之部份則予以相應扣減。反之，之前未予確認之遞延稅項資產限於可能有足夠應課稅溢利可供全部或部份遞延稅項資產可予應用之部份則予確認。

遞延稅項資產及負債以預期適用於資產變現或負債清償期間之稅率計算，並以結算日已頒佈或實際上已頒佈之稅率（及稅務法例）計算。

收益確認

收益乃當經濟利益將會歸於本集團且能夠可靠計算時，按以下基準確認入賬：

- 銷售貨品及收益於擁有權之大部份風險及回報轉嫁予買方時確認入賬，惟本集團對所售貨品須不再具有一般與擁有權程度相當之管理權，亦無實際控制權；
- 利息收入按時間比例根據未償還本金額及實際適用息率計算入賬；
- 服務收入於提供有關服務後入賬；及
- 投資收入於股東收取之權利被確立後入賬。

僱員福利

退休金計劃

本集團根據強制性公積金計劃條例為所有香港僱員推行界定供款強制性公積金退休福利計劃（「強積金計劃」）。供款根據僱員基本薪金之百分比作出，最高為每月1,000港元，並於供款根據強積金計劃之規則成為應付款項時於損益賬中扣除。強積金計劃之資產獨立於本集團之資產，並由獨立管理基金持有。本集團僱主之供款於向強積金計劃作出供款時悉數歸屬於僱員，惟本集團之僱主自願供款乃根據強積金計劃之規則，於僱員可悉數獲取供款前離任時，退回本集團。

本集團於中國內地營業之附屬公司之僱員須參與由當地市政府管理之中央退休金計劃。該等附屬公司須向中央退休金計劃作出薪金成本20%之供款。該等供款根據中央退休金計劃之規則成為應付款項時於損益賬中扣除。

3. 主要會計政策之概要(續)

僱員福利(續)

購股權計劃

本公司設有一項購股權計劃，作為對本集團之經營有貢獻之合資格參與者之鼓勵及獎賞。根據購股權計劃所授出購股權之財務影響並未於本公司或本集團之資產負債表中記錄，直至購股權獲行使為止，且不會於損益賬或資產負債表中扣除有關之成本。購股權獲行使後，本公司將按股份面值記錄因而發行之股份，作為額外股本，而本公司將就每股行使價超逾股份面值之數額記錄於股份溢價賬，於行使日期前註銷或失效之購股權，乃從尚未行使購股權之記錄冊中刪除，且對損益賬或資產負債表概無影響。

借貸成本

直接涉及收購、興建及生產合資格資產(即需要一段時間準備始能作所擬定用途之資產)之借貸成本，乃作資本化為該等資產之成本一部份。當資產大致可作其擬定用途時，則不再將有關借貸成本資本化。以待作合資格資產支出之特定借貸作為臨時投資所賺取之投資收入，於撥作資本之借貸成本中扣除。

有關借貸之折讓或溢價、有關安排借貸所產生之輔助成本，以及外幣貸款所產生之匯兑差額乃視作利息成本的調整，並於借貸期間確認為開支。

股息

董事建議之末期股息於資產負債表中資本及儲備項下列為保留溢利之獨立分配，直至末期股息於股東大會上獲股東批准為止。倘該等股息獲股東批准及宣派，則確認為負債。

由於本公司之組織章程大綱及細則授予董事宣派中期股息之權力，故中期股息乃同步建議及宣派。因此，中期股息於建議及宣派後即時確認為負債。

外幣

外幣交易按交易日之適用匯率入賬。於結算日以外幣計算之貨幣資產及負債按該日之適用匯率換算。匯兑差額計入損益賬。

於合併賬目時，海外附屬公司以外幣作為貨幣單位之財務報表乃利用淨投資法換算為港元。海外附屬公司之損益賬乃按年內加權平均匯率換算為港元。海外附屬公司之資產負債表乃按結算日之匯率換算為港元。匯兑差額均計入外匯波動儲備。

3. 主要會計政策之概要(續)

外幣(續)

就綜合現金流量表而言，海外附屬公司之現金流量按現金流動日期之匯率換算為港元。海外附屬公司年內之經常性現金流動乃按年內加權平均匯率換算為港元。

4. 分類資料

分類資料須以兩種分類方式呈列：(i)以主要分類報告方式，即對本集團而言以業務類別劃分；及(ii)以次要分類報告方式，即對本集團而言以地區劃分。

本集團逾92%之營業額乃源自銷售家居傢具，因此，並不提供其他業務分類資料。

於確定本集團之地區分類時，收益及業績乃根據客戶所處地點歸類，資產則根據資產所在地歸類。本集團之營業額按客戶所處地點分析如下：

分類收益	二零零四年 千港元	二零零三年 千港元
中國之銷售	399,543	296,415
亞洲其他地區之銷售	3,890	3,995
澳洲之銷售	88	200
南非之銷售	245	–
北美洲之銷售	–	109
	403,766	300,719

其他分類資料	分類資產		資本開支	
	二零零四年 千港元	二零零三年 千港元	二零零四年 千港元	二零零三年 千港元
中國內地	339,962	178,276	27,904	64,837
香港	89,336	98,313	36,890	141
	429,298	276,589	64,794	64,978

5. 營業額及收益

營業額指出售貨品之發票淨值，發票淨值經扣除退貨及貿易折扣並經撇銷集團內公司間所有重大交易。

本集團之營業額及其他收益分析如下：

	二零零四年 **千港元**	二零零三年 千港元
營業額	**403,766**	300,719
銀行利息收入	**222**	2,114
服務收入	**32,783**	12,600
出售短期投資收益	**259**	4,071
短期投資股息收入	**251**	770
其他	**1,193**	972
其他收益	**34,708**	20,527
收益	**438,474**	321,246

6. 經營業務溢利

本集團之經營業務溢利乃經扣除／(計入)以下各項得出：

	附註	**二零零四年** **千港元**	二零零三年 千港元
銷售成本		**253,055**	193,110
呆賬撥備		**–**	317
自置資產折舊	13	**14,570**	5,899
商標特許權攤銷	14	**282**	424
出售固定資產虧損		**722**	70
研究及開發成本		**652**	1,044
有關樓宇之經營租約租金		**3,818**	1,590
核數師酬金		**1,680**	1,100
員工成本(不包括董事酬金(附註7))			
工資及薪金		**43,089**	28,619
退休金計劃供款		**801**	535
減：已沒收供款		**–**	–
退休金計劃供款淨額		**801**	535
		43,890	29,154
商譽			
年內減值*		**4,657**	–
匯兑(收益)／虧損淨額		**115**	(402)
利息收入		**(222)**	(2,114)
服務收入		**(32,783)**	(12,600)
出售短期投資收益		**(259)**	(4,071)
短期投資股息收入		**(251)**	(770)

* 年內商譽減值已列於綜合損益賬中「其他經營開支」一項(附註15)。

本集團之經營業務溢利主要為在中國銷售家居傢具所得。

7. 董事酬金

按聯交所證券上市規則及香港公司條例第161條披露年內本公司董事之酬金如下：

	集團	
	二零零四年	二零零三年
	千港元	千港元
袍金	**1,380**	1,200
其他酬金:		
基本薪金、津貼及福利	**6,302**	5,196
	7,682	6,396

(a) 獨立非執行董事

年內須支付獨立非執行董事之袍金如下：

	二零零四年	二零零三年
	千港元	千港元
Donald H. Straszheim先生	**60**	–
曹廣榮先生	**240**	240
馬明輝先生	**240**	240
	540	480

年內並無其他應付獨立非執行董事之酬金(二零零三年： 無)。

7. 董事酬金(續)

(b) 執行董事

	袍金	基本薪金、津貼及福利	表現掛鈎花紅	退休金計劃供款	酬金總額
	千港元	千港元	千港元	千港元	千港元
二零零四年					
執行董事:					
謝錦鵬先生	**280**	**3,129**	**–**	**–**	**3,409**
林岱先生	**280**	**2,689**	**–**	**–**	**2,969**
林寧女士	**280**	**484**	**–**	**–**	**764**
	840	**6,302**	**–**	**–**	**7,142**
二零零三年					
執行董事:					
謝錦鵬先生	240	2,419	–	–	2,659
林岱先生	240	2,370	–	–	2,610
林寧女士	240	407	–	–	647
	720	5,196	–	–	5,916

年內,董事概無根據任何安排放棄或同意放棄領取酬金。

年內,執行董事獲付或應收之酌情花紅為591,000港元(二零零三年:452,000港元)。此外,本集團亦無為了吸引董事加入本集團或於彼等加入本集團時或因補償離職而支付董事任何款項(二零零三年:無)。

年內,就一位董事向本集團提供服務而授予該董事800,000份購股權,詳情載於第16至18頁董事會報告「購股權計劃」一段。年內所授購股權之價值並無於損益表中扣除,亦無包括在上文所披露之董事酬金之內。

8. 五位最高薪人士

年內五位最高薪人士包括三位（二零零三年：三位）執行董事，酬金詳情載於上文附註7。其餘兩位（二零零三年：兩位）最高薪人士並非董事，酬金詳情如下：

	集團	
	二零零四年	二零零三年
	千港元	千港元
基本薪金、其他津貼及福利	**710**	559
退休金計劃供款	**25**	20
	735	579

年內，五位最高薪人士獲付或應收之酌情花紅為662,000港元（二零零三年：495,000港元）。本集團並無為了吸引該五位最高薪人士加入本集團或於彼等加入本集團時或因補償離職而支付任何款項（二零零三年：無）。

9. 稅項

由於本集團於年內並無於香港產生任何應課稅溢利，故此並無按17.5%稅率（二零零三年：17.5%）為香港利得稅作出撥備。於其他地方之應課稅溢利稅項已按本集團經營所在國家之現行法例、詮釋及慣例據當時適用稅率計算。

	集團	
	二零零四年	二零零三年
	千港元	千港元
集團：		
即期 — 香港利得稅	**—**	41
即期 — 澳門利得稅	**8,518**	7,658
即期 — 中國企業所得稅	**15,337**	4,055
年度稅項總支出	**23,855**	11,754

9. 稅項(續)

以本公司及其附屬公司註冊國家之法定稅率計算適用於除稅前溢利之稅項開支與以有效稅率計算之稅項開支對賬，及適用稅率(即法定稅率)與有效稅率對賬如下：

	集團	
	二零零四年	二零零三年
	千港元	千港元
除稅前溢利	**131,857**	88,998
以24.0%之稅率計算(二零零三年：24.0%)	**31,646**	21,360
香港較低之所得稅率17.5%(二零零三年：17.5%)	**355**	(93)
中國較低之所得稅率10.5%(二零零三年：10.5%)	**(3,918)**	(5,226)
澳門較低之所得稅率15.75%(二零零三年：15.75%)	**(4,463)**	(3,868)
無需繳稅收入	**(7)**	(1,254)
不可扣稅之開支	**640**	823
萬利寶(廣州)家具有限公司(「萬利寶」)稅收優惠期之影響	**(708)**	(811)
未確認之稅項虧損	**659**	325
其他	**(349)**	498
以有效稅率18.1%(二零零三年：13.2%)計算	**23,855**	11,754

從事傢具買賣之公司Hong Kong Wong Chiu Furniture Holding Limited(「Wong Chiu」)於年內之澳門利得稅已經按其估計應課稅溢利以法定稅率15.75%計算。

根據澳門特區之離岸業務法規，澳門離岸機構Sino Full Macao Commercial Offshore Limited(「Sino Full」)獲豁免所有澳門稅項，包括所得稅、工業稅及印花稅。本年度Sino Full暫未營業。

根據中國所得稅法，本公司於中國廣州及東莞成立之全資附屬公司萬利寶、廣州富發家具有限公司(「富發」)及東莞聖木威家俱有限公司(「聖木威」)按優惠稅率24%繳納企業所得稅，並於首兩個獲利之經營年度免繳納中國企業所得稅，且於其後三年獲減免一半中國企業所得稅。由於富發及聖木威分別自二零零三年四月二十二日及二零零四年五月十七日成立以來一直虧損，故於年內並無作出企業所得稅撥備。本年度亦為萬利寶第二個法定獲利之經營年度，故於年內並無作出企業所得稅撥備。

King Apex International Limited(「King Apex」)、Lead Concept Development Limited(「Lead Concept」)及Smart Excel International Limited(「Smart Excel」)分別從事品質控制、設計及客戶服務。該等附屬公司各自因其於中國業務產生之估計應課稅溢利，已按於年內之中國企業所得稅率(現時為33%)作出稅項撥備。

10. 股東應佔日常業務純利

列於本公司截至二零零四年十二月三十一日止年度財務報表之股東應佔日常業務純利約為53,694,000港元(二零零三年：29,905,000港元)(附註24)。

11. 股息

	集團	
	二零零四年	二零零三年
	千港元	千港元
中期股息 — 每股普通股12.0港仙(二零零三年：6.0港仙)	**29,240**	14,238
擬派末期股息—每股普通股14.0港仙(二零零三年：12.0港仙)	**34,113**	27,908
	63,353	42,146

年內擬派末期股息須待本公司股東於將舉行之股東週年大會上批准。

12. 每股盈利

每股基本盈利乃根據年內股東應佔日常業務純利108,002,000港元(二零零三年：77,244,000港元)及年內已發行普通股加權平均數239,693,000股(二零零三年：234,458,000股)計算。

年內，每股攤薄盈利乃以股東應佔日常業務純利108,002,000港元為基準計算(二零零三年：77,244,000港元)。年內，用作此項計算之普通股加權平均數為239,693,000股(二零零三年：234,458,000股)普通股，此數目同時用於計算每股基本盈利；加權平均數5,485,246股(二零零三年：5,858,904股)普通股被假設為已於年內行使所有具攤薄影響之購股權而獲無代價發行。

13. 固定資產

集團

	租賃土地及樓宇（估值）千港元	租賃土地及樓宇（成本）千港元	廠房及機器（成本）千港元	傢具、裝置及辦公室設備（成本）千港元	汽車（成本）千港元	在建工程（成本）千港元	合計（成本或估值）千港元
成本或估值：							
年初	56,300	30,486	40,463	3,224	4,174	9,152	143,799
添置	–	41,776	18,710	1,619	2,030	420	64,555
收購業務（附註25(b)）	–	91	21	85	41	–	238
出售	–	–	–	–	(997)	–	(997)
轉移	–	–	9,152	–	–	(9,152)	–
二零零四年十二月三十一日	56,300	72,353	68,346	4,928	5,248	420	207,595
累計折舊：							
年初	5,889	93	8,532	1,615	1,077	–	17,206
年內撥備	1,660	3,473	7,406	853	1,178	–	14,570
出售	–	–	–	–	(275)	–	(275)
二零零四年十二月三十一日	7,549	3,566	15,938	2,468	1,980	–	31,501
賬面淨值：							
二零零四年十二月三十一日	48,751	68,787	52,408	2,460	3,268	420	176,094
二零零三年十二月三十一日	50,411	30,393	31,931	1,609	3,097	9,152	126,593

本集團之租賃土地及樓宇位於中國，於二零零四年十二月三十一日之賬面淨值為117,538,000港元。租賃土地以長期租約持有。

本集團之租賃土地及樓宇乃二零零四年十二月三十一日經獨立專業估值師Castores Magi Surveyors Limited（「CMSL」）按公開市場及現有用途基準估值。

倘本集團之租賃土地及樓宇按歷史成本值減累計折舊及減值虧損入賬，賬面值將約為23,573,000港元。

14. 無形資產

集團

	商標特許權
	千港元
成本：	
年初及於二零零四年十二月三十一日	7,998
累計攤銷：	
年初	424
年內攤銷	282
於二零零四年十二月三十一日	706
賬面淨值：	
於二零零四年十二月三十一日	7,292
於二零零三年十二月三十一日	7,574

15. 商譽

因收購業務而作為資產撥充資本或於綜合資產負債表中確認之商譽金額如下：

	集團
	千港元
成本：	
收購業務及於二零零四年十二月三十一日(附註25(b))	4,657
減值：	
年內減值撥備及於二零零四年十二月三十一日	4,657
賬面淨值：	
於二零零四年十二月三十一日及於二零零三年十二月三十一日	–

16. 於附屬公司之權益

	公司	
	二零零四年	二零零三年
	千港元	千港元
非上市股份，按成本值	**45,344**	45,344
應收附屬公司款項	**36,238**	22,845
	81,582	68,189

應收附屬公司款項為無抵押、免息，且無固定還款期。

以下詳列本公司於二零零四年十二月三十一日直接或間接持有之附屬公司：

公司名稱	註冊成立／註冊地點	營業地點	已發行及繳足股份面值／註冊資本	本公司所佔股權百分比 直接	本公司所佔股權百分比 間接	主要業務
Chitaly (BVI) Limited (「Chitaly BVI」)	英屬處女群島	香港	普通股 1,000美元	100	–	投資控股
香港皇朝傢俬集團有限公司	香港	香港	普通股 10,000港元	–	100	投資控股
中意傢俬有限公司	香港	香港	普通股 10,000港元	–	100	投資控股及售賣傢具
萬利寶	中華人民共和國 (「中國」) (附註1)	中國	實繳註冊資本 5,700,000美元	–	100	製造及售賣傢具
富發	中國(附註2)	中國	實繳註冊資本 20,000,000美元	–	100	製造及售賣傢具
聖木威*	中國(附註3)	中國	實繳註冊資本 6,000,000港元	–	100	製造及售賣傢具
Wong Chiu	英屬處女群島	澳門	普通股 1美元	–	100	買賣傢具

* 於年內成立

續/...

16. 於附屬公司之權益（續）

公司名稱	註冊成立／註冊地點	營業地點	已發行及繳足股份面值／註冊資本	本公司所佔股權百分比 直接	本公司所佔股權百分比 間接	主要業務
King Apex	英屬處女群島	香港	普通股 1美元	–	100	提供設計服務
Lead Concept	英屬處女群島	香港	普通股 1美元	–	100	提供客戶服務
Smart Excel	英屬處女群島	香港	普通股 1美元	–	100	提供品質控制服務
Umbrella Group Limited	英屬處女群島	香港	普通股 1美元	–	100	休業
Coralview Limited	英屬處女群島	香港	普通股 1美元	–	100	休業
Ridgecrest Limited	英屬處女群島	香港	普通股 1美元	–	100	休業
Moffat Limited	英屬處女群島	香港	普通股 1美元	–	100	休業
Knollwood Limited	英屬處女群島	香港	普通股 1美元	–	100	休業
Sino Full*	澳門	澳門	普通股 澳門幣100,000元	–	100	休業
Tomford Limited*	英屬處女群島	香港	普通股 1美元	–	100	休業

* 於年內成立

附註：

1. 萬利寶乃根據日期為一九九九年六月十五日之公司組織章程細則而成立之全資外資企業。公司組織章程細則之期限及萬利寶營業期限為由一九九九年七月九日起計30年。

2. 富發乃根據日期為二零零三年三月十三日之公司組織章程細則而成立之全資外資企業。公司組織章程細則之期限及富發營業期限為由二零零三年四月二十二日起計20年。

3. 聖木威乃根據日期為二零零四年三月二十八日之公司組織章程細則而成立之全資外資企業。公司組織章程細則之期限及聖木威營業期限為由二零零四年五月十七日起計12年。

17. 存貨

	集團	
	二零零四年	二零零三年
	千港元	千港元
原料	**24,515**	8,829
在製品	**12,206**	9,901
製成品	**45,076**	22,019
	81,797	40,749

於結算日並無存貨以變現淨值入賬(二零零三年：無)。

18. 應收賬款

本集團與客戶之貿易條款以賒賬為主，惟新客戶除外，新客戶一般需預先付款。賒賬期一般為30至90日。每名客戶均設有信貸上限。本集團嚴格控制未結清之應收賬款，高級管理層定期對過期欠款之結餘進行評估。

於結算日，根據發票日期計算之減除撥備後應收賬款之賬齡分析如下：

	集團	
	二零零四年	二零零三年
	千港元	千港元
30日內	**10,050**	2,960
31日至90日	**5,411**	1,852
91日至180日	**722**	112
180日以上	**36**	—
	16,219	4,924

19. 應付賬款

於結算日，根據發票日期計算之應付賬款之賬齡分析如下：

	集團	
	二零零四年 千港元	二零零三年 千港元
30日內	38,519	19,291
31日至90日	30,858	9,827
91日至180日	286	73
181日至360日	4	–
360日以上	115	38
	69,782	29,229

20. 計息銀行貸款

	集團	
	二零零四年 千港元	二零零三年 千港元
銀行貸款即期部份（附註21）	729	–

21. 計息銀行貸款

	集團	
	二零零四年 千港元	二零零三年 千港元
銀行貸款：		
已抵押	13,000	–
須償還銀行貸款：		
一年內	729	–
第二年	747	–
第三至第五年（包括首尾兩年）	2,659	–
五年以後	8,865	–
	13,000	–
列作流動負債部份（附註20）	(729)	–
長期部份	12,271	–

本集團之銀行貸款乃以本集團位於香港之辦公室物業之按揭作抵押。於結算日，該辦公室物業之賬面淨值合共約為35,358,000港元。

22. 遞延稅項

年內遞延稅項負債變動如下：

遞延稅項負債

集團

	二零零四年 重估租賃土地 及樓宇 千港元
於二零零四年一月一日及 於二零零四年十二月三十一日遞延稅項負債總額	**6,363**

	二零零三年 重估租賃土地 及樓宇 千港元
於二零零三年一月一日及 於二零零三年十二月三十一日遞延稅項負債總額	6,363

本集團並無於香港產生稅損(二零零三年:無)，於中國內地則錄得稅損659,000港元(二零零三年:325,000港元)，可無限期用於抵銷出現虧損之公司之未來應課稅溢利。由於未來溢利流量乃不可預測，故並無就該等虧損確認遞延稅項資產。

於二零零四年十二月三十一日，由於本集團並無因本集團若干附屬公司之未減免盈利應付之稅項產生額外之稅項負債，因此，本集團並無就該等未減免數額產生重大未確認遞延稅項負債(二零零三年：無)。

本公司派付股息予其股東概無導致出現所得稅後果。

23. 股本

股份

	二零零四年 千港元	二零零三年 千港元
法定：		
2,000,000,000股每股面值0.10港元之普通股	**200,000**	200,000
已發行及繳足：		
243,666,000股每股面值0.10港元之普通股 (二零零三年：232,566,000股每股面值0.10港元之普通股)	**24,367**	23,257

23. 股本（續）

股份（續）

年內，股本變動如下：

由於本公司購股權獲行使，本公司以認購價現金2.18港元及1.17港元分別發行4,600,000股及6,500,000股每股面值0.10港元之股份，未扣開支前之現金代價總額為17,633,000港元。

以下為年內本公司已發行股本上述變動之交易摘要：

	已發行股份數目	已發行股本	股份溢價賬	總額
		千港元	千港元	千港元
於二零零三年一月一日	230,000,000	23,000	9,048	32,048
購回股份	(4,734,000)	(473)	(10,629)	(11,102)
行使購股權	7,300,000	730	4,599	5,329
於二零零四年一月一日	232,566,000	23,257	3,018	26,275
行使購股權	11,100,000	1,110	16,523	17,633
於二零零四年十二月三十一日	243,666,000	24,367	19,541	43,908

購股權

本公司設有一項購股權計劃（「計劃」），作為對本集團之經營有貢獻之合資格參與者之鼓勵及獎賞。根據計劃，董事可酌情邀請本集團旗下任何公司之任何僱員、董事或顧問購買購股權。計劃於二零零二年四月二十六日生效，除非被取消或修改，否則由該日起有效十年。

根據計劃及本公司可不時授予本集團旗下任何公司之董事、顧問及／或僱員購股權之其他購股權計劃可授出購股權所涉及之股份數目最多不得超過本公司已發行之有關類別證券（就此不包括計劃及本公司任何其他購股權計劃獲行使後所發行之股份）數目之10%。於授出購股權所涉及最多達本公司有關類別證券數目10%並於股東大會獲本公司股東批准之前提下，根據該計劃發行之股份與根據本集團任何其他購股權計劃擬發行之證券相加之最高數目，可經董事會增加，惟於所有未行使購股權獲行使後所發行之股份數目不得超過有關類別證券不時之已發行數目之30%。

倘於截至最近授出之日止十二個月期間已授予或擬授予某人士之購股權獲行使而已發行及將予發行之股份總數超過本公司不時已發行股本之1%，則不得授予該人士任何購股權。

23. 股本（續）

購股權（續）

購股權可按計劃之條款於購股權限期內（由授出之日後計不超過十年）隨時行使。購股權限期經由董事會釐定及通知每位承授人。董事會可限制購股權之行使時限。行使購股權毋須事先達到任何表現指標，但董事會保留酌情權，可於若干表現指標達到時加快定期購股權之歸屬。

以下為年內可認購本公司股份之購股權在數目上之變動：

購股權計劃	於二零零四年一月一日尚未行使之購股權數目	年內授出之購股權數目	年內行使之購股權數目	於二零零四年十二月三十一日尚未行使之購股權數目	每股行使價港元	行使期
計劃	6,500,000	–	(6,500,000)	–	1.17	1/6/2003至31/5/2006
計劃	4,600,000	–	(4,600,000)	–	2.18	1/11/2003至31/10/2006
計劃	–	900,000	–	900,000	4.80	29/9/2004至28/9/2014
計劃	–	6,000,000	–	6,000,000	4.675	16/10/2004至15/10/2014
	11,100,000	6,900,000	(11,100,000)	6,900,000		

年內有11,100,000份購股權獲行使，因而發行11,100,000股本公司普通股股份及1,110,000港元之新股本及股份溢價16,523,000港元(未計發行費用前)，詳見財務報表附註24。

於結算日，本公司共有尚未行使之購股權6,900,000份。就本公司現時之股本架構而言，倘餘下之購股權獲全數行使後，本公司須增發6,900,000股每股面值0.10港元之額外普通股股份，而扣除相關之股份發行開支前之所得款項約為32,370,000港元。

結算日後，於二零零五年一月二十八日，就本公司一名董事來年對本集團之服務向該名董事授出合共2,300,000份購股權。該等購股權之行使價為每股5.85港元，行使期為二零零五年一月二十九日至二零一五年一月二十八日。於授出當日，本公司之股份價格為每股5.85港元。

結算日後，於二零零五年二月二十四日，就若干高級管理層及其他僱員來年對本集團之服務向彼等授出合共2,300,000份購股權。該等購股權之行使價為每股5.76港元，行使期為二零零五年二月二十五日至二零一五年二月二十四日。於授出當日，本公司之股份價格為每股5.70港元。

24. 儲備

集團

	股份溢價賬 (附註(a)) 千港元	外匯波動儲備 千港元	租賃土地及樓宇重估儲備 千港元	保留溢利 千港元	合計 千港元
於二零零三年一月一日	9,048	367	20,150	55,478	85,043
行使購股權	4,599	–	–	–	4,599
購回股份(包括開支)	(10,629)	–	–	–	(10,629)
換算海外實體財務報表產生之匯兑差額	–	(402)	–	–	(402)
年度純利	–	–	–	77,244	77,244
中期股息	–	–	–	(14,238)	(14,238)
擬派末期股息	–	–	–	(27,908)	(27,908)
於二零零四年一月一日	3,018	(35)	20,150	90,576	113,709
行使購股權	16,523	–	–	–	16,523
換算海外實體財務報表產生之匯兑差額	–	115	–	–	115
年度純利	–	–	–	108,002	108,002
中期股息	–	–	–	(29,240)	(29,240)
擬派末期股息	–	–	–	(34,113)	(34,113)
於二零零四年十二月三十一日	19,541	80	20,150	135,225	174,996

24. 儲備（續）

公司

	股份溢價賬（附註(a)）	繳入盈餘（附註(a)及(b)）	累計虧損	合計
	千港元	千港元	千港元	千港元
於二零零三年一月一日	9,048	45,144	(20,151)	34,041
行使購股權	4,599	–	–	4,599
購回股份（包括開支）	(10,629)	–	–	(10,629)
年度純利	–	–	29,905	29,905
中期股息	–	–	(14,238)	(14,238)
擬派末期股息	–	–	(27,908)	(27,908)
於二零零四年一月一日	3,018	45,144	(32,392)	15,770
行使購股權	16,523	–	–	16,523
年度純利	–	–	53,694	53,694
中期股息	–	–	(29,240)	(29,240)
擬派末期股息	–	–	(34,113)	(34,113)
於二零零四年十二月三十一日	19,541	45,144	(42,051)	22,634

附註：

(a) 根據開曼群島公司法(二零零一年第二次修訂本)，股份溢價賬及繳入盈餘可供分派予本公司股東，惟於緊隨建議派發股息當日後，本公司須有能力償還日常業務過程中到期支付之債務。

(b) 本公司之繳入盈餘指根據二零零一年十二月十五日集團重組所收購之附屬公司當時之合併資產淨值高於本公司為作交換所發行股份之面值之差額。

25. 綜合現金流量表附註

(a) 現金及現金等價物

包括在現金流量表之現金及現金等價物由以下之資產負債表數額所組成：

	集團	
	二零零四年	二零零三年
	千港元	千港元
手頭現金及銀行結餘	**85,758**	77,392

於結算日，本集團以人民幣計值之手頭現金及銀行結餘為38,992,000港元(二零零三年：28,238,000港元)。人民幣不可以自由兑換為其他貨幣。然而，在中國內地之外匯管理條例及結匯、售匯及付匯管理規定之限制下，本集團獲准許透過獲授權運作外幣兑匯業務之銀行將人民幣兑換為其他貨幣。

(b) 收購業務

年內，本集團從一間於中國內地從事製造及售賣傢具之獨立第三方收購下列資產及負債：

	附註	**二零零四年** 千港元	二零零三年 千港元
收購負債淨額：			
固定資產	13	**238**	–
現金及銀行結餘		**302**	–
預付款項及其他應收款項		**17,024**	–
應付賬款		**(12,070)**	–
應計費用及其他應付款項		**(10,151)**	–
		(4,657)	
收購產生之商譽	15	**4,657**	–
		–	–
以下列方式支付：			
現金		**5,197**	–

有關收購業務之現金及現金等價物流出淨額之分析如下：

	二零零四年 千港元	二零零三年 千港元
現金代價	**(5,197)**	–
收購現金及銀行結餘	**302**	–
有關收購業務之現金及現金等價物流出淨額	**4,895**	–

26. 承擔

(a) 資本承擔

	集團	
	二零零四年	二零零三年
	千港元	千港元
資本承擔：		
就以下項目已訂約但未撥備		
— 土地及樓宇建設	**358**	—
— 收購分銷商之門市	**6,354**	—
	6,712	—

(b) 經營租賃承擔

本集團根據經營租約租賃其若干辦公室物業。辦公室物業商議之租期為三年。

於結算日，本集團根據不可撤銷經營租約於日後須支付之最低租金於以下時間到期支付：

	二零零四年	二零零三年
	千港元	千港元
一年內	**3,924**	386
第二至第五年（包括首尾兩年）	**14,875**	303
五年後	**7,738**	—
	26,537	689

27. 或然負債

於二零零四年十二月三十一日，本集團及本公司並無任何重大或然負債（二零零三年：無）。

28. 結算日後事項

(a) 於二零零五年一月二十八日，2,300,000份購股權已授予本集團若干董事，詳情載於財務報表附註23。

(b) 於二零零五年二月二十四日，2,300,000份購股權已授予本集團若干高級管理層及其他僱員，詳情載於財務報表附註23。

29. 通過財務報表

財務報表於二零零五年四月八日經董事會通過及授權刊發。

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Chitaly Holdings Limited ("Company"), you should at once hand this circular with the accompanying form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission.



CHITALY HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 1198)

PROPOSALS FOR RE-ELECTION OF DIRECTORS, GENERAL MANDATES TO ISSUE AND REPURCHASE SECURITIES AND AMENDMENTS TO ARTICLES OF ASSOCIATION

The notice convening the annual general meeting of the Company ("AGM") is set out on pages 11 to 15 of this circular. A form of proxy for the AGM is also enclosed with the circular. Whether or not you are able to attend the AGM, you are requested to complete the form of proxy in accordance with the instructions printed thereon and return it to the office of the Company's Branch Registrars and Registration Office in Hong Kong, Tengis Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding the AGM. Completion and return of the form of proxy shall not preclude you from attending and voting in person at the AGM or any adjourned meeting thereof should you so desire.

15th April 2005

CONTENTS

Page

DEFINITIONS 1

LETTER FROM THE BOARD

Introduction 2

Re-election of Directors 3

General mandates to issue and repurchase securities 3

Amendments to Articles of Association 4

AGM 4

Recommendation 5

Appendix I – Re-election of Directors 6-7

Appendix II – Explanatory Statement 8-10

Notice of Annual General Meeting 11-15

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

"AGM"	the annual general meeting of the Company to be held at The Kowloon Shangri-la, 64 Mody Road, Tsimshatsui, Kowloon, Hong Kong on Wednesday, 11th May 2005 at 10:00 a.m.
"AGM Notice"	the notice convening the AGM as set out in the 2004 Annual Report of the Company, a copy of which is despatched together with this circular
"Articles of Association"	the articles of association of the Company
"Board"	board of Directors
"Company"	Chitaly Holdings Limited, a company incorporated in the Cayman Islands with limited liability, the securities of which are listed on the main board of the Stock Exchange
"Director(s)"	the director(s) of the Company
"Existing Articles"	the existing articles of association of the Company as amended at the annual general meeting of the Company held on 5th May 2004
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Latest Practicable Date"	8th April 2005, being the latest practicable date prior to the printing of this circular for ascertaining certain information in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Share(s)"	share(s) of HK$0.10 each in the capital of the Company
"Shareholder(s)"	holder(s) of the Share(s)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeovers Code"	The Hong Kong Code on Takeovers and Mergers



CHITALY HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

Executive Directors:
Mr. Tse Kam Pang *(Chairman)*
Mr. Lam Toi
Ms. Lam Ning, Joanna
Mr. Ma Gary Ming Fai

Independent Non-Executive Directors:
Mr. Tsao Kwang Yung, Peter
Dr. Donald H. Straszheim
Mr. Yau Chung Hong

Registered Office:
Century Yard
Cricket Square
Hutchins Drive
P.O. Box 2681 GT
Grand Cayman
Cayman Islands
British West Indies

Head office and principal place of business:
Room 204, 2nd Floor
Wing On Plaza
62 Mody Road
Tsim Sha Tsui East
Kowloon
Hong Kong

15th April 2005

To the Shareholders

Dear Sir or Madam,

**PROPOSALS FOR RE-ELECTION OF DIRECTORS,
GENERAL MANDATES TO ISSUE AND REPURCHASE SECURITIES,
AND
AMENDMENTS TO ARTICLES OF ASSOCIATION**

INTRODUCTION

The purpose of this circular is to provide you with information regarding resolutions to be proposed at the AGM relating to (i) the re-election of Directors; (ii) the granting to the Directors of general mandates for the issue and the repurchase of the Company's securities up to 20 per cent. and 10 per cent. respectively of the aggregate nominal amount of the Company's issued share capital as at the date of the passing of such resolutions; and (iii) the proposed amendments to the Articles of Association.

RE-ELECTION OF DIRECTORS

The Board currently consists of 7 Directors, namely Mr. Tse Kam Pang, Mr. Lam Toi, Ms. Lam Ning, Joanna and Mr. Ma Gary Ming Fai, who are executive Directors and Mr. Tsao Kwang Yung, Peter, Mr. Yau Chung Hong and Dr. Donald H. Straszheim who are independent non-executive Directors.

According to Article 87 of the Existing Articles, at each annual general meeting, one third of the Directors for the time being, or, if their number is not three or a multiple of three, then the number nearest to but not greater than one-third, shall retire from office. The Director(s) to retire in every year shall be those who have been longest in office since their last election but as between persons who became Directors on the same day those to retire shall (unless they otherwise agree between themselves) be determined by lot. The retiring Director(s) shall be eligible for re-election.

Pursuant to Article 87 of the Existing Articles, Messrs. Tsao Kwang Yung, Peter and Mr. Ma Gary Ming Fai will retire at the AGM. They are eligible for re-election at the AGM.

Article 88 of the Existing Articles provides that no person, other than a retiring Director, shall, unless recommended by the Board for election, be eligible for election to the office of Director at any general meeting, unless notice in writing of the intention to propose that person for election as a Director and notice in writing by that person of his willingness to be elected shall have been given to the Company at least seven clear days (but not more than fourteen clear days) before the date of the general meeting.

Accordingly, if a Shareholder wishes to nominate a person to stand for election as a Director at the AGM, notice of his intention to propose such person for election as a Director and the notice executed by the nominee of his willingness to be elected must be validly served at the office of the Company's Branch Registrars and Registration Office in Hong Kong, Tengis Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong on or before 3rd May 2005.

A brief biographical details of the retiring Directors are set out in Appendix I of this circular. If a valid notice from a Shareholder to propose a person to stand for election as a Director at the AGM is received after the printing of this circular, the Company will issue an announcement and/or a supplementary circular to inform Shareholders of the details of the additional candidate proposed.

GENERAL MANDATES TO ISSUE AND REPURCHASE SECURITIES

New general mandates to allot, issue and deal with securities of the Company up to 20 per cent. and to repurchase securities up to 10 per cent. respectively of the aggregate nominal amount of the issued share capital of the Company as at the date of the resolutions as set out in Resolutions numbered 5(A) and 5(B) respectively of the AGM Notice will be proposed at the AGM. Resolution authorising the extension of the general mandate to the Directors to issue securities to include the aggregate nominal amount of such securities (if any) repurchased under the repurchase mandate as set out in Resolution numbered 5(C) of the AGM Notice will be proposed at the AGM.

With reference to the proposed new general mandates, the Directors wish to state that they have no immediate plans to issue or repurchase any securities pursuant to the relevant mandates.

An explanatory statement containing the particulars required by the Listing Rules to enable the Shareholders to make an informed view on whether to vote for or against Resolutions numbered 5(A), 5(B) and 5(C) to be proposed at the AGM in relation to the proposed general mandates to issue and repurchase securities are set out in the Appendix II to this circular.

AMENDMENTS TO ARTICLES OF ASSOCIATION

The Listing Rules have recently been amended by the Stock Exchange by replacing the Code of Best Practice in Appendix 14 with a new Code on Corporate Governance Practices ("the CG Code") and adding a new Appendix 23 on the requirements for a Corporate Governance Report to be included in annual reports of listed issuers. Subject to certain transitional arrangements, the amendments took effect on 1st January 2005.

Following a review of the Company's corporate governance practices with reference to the CG Code, the Directors proposed to amend Article 86(3) and 87(1) of the Existing Articles at the AGM to ensure compliance with the CG Code. Pursuant to Code Provision A.4.2, every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years. Accordingly, Article 87(1) will be amended to specify that notwithstanding any other provisions in the Articles of Association, at each annual general meeting of the Company one-third of the Directors for the time being (or, if their number is not a multiple of three, the number nearest to but not less than, instead of not greater than, one-third) shall retire from office by rotation. As a result of the said proposed amendment, every Director will be subject to retirement by rotation at least once every three years in compliance with the Code Provision A.4.2.

Code Provision A.4.2 also provides that all directors appointed to fill a casual vacancy should be subject to election by shareholders at the first general meeting after their appointment. Accordingly, Article 86(3) will be amended to specify that any Director appointed to fill a casual vacancy shall hold office until the next following general meeting, instead of the next following annual general meeting.

The full text of the proposed amendments to the Articles of Association is set out in resolution no. 6 in the AGM notice set out on pages 11 to 15 of this circular.

AGM

The notice convening the AGM is set out in the 2004 Annual Report of the Company, a copy of which is despatched to Shareholders together with this circular. Ordinary resolutions in respect of the general mandates to issue and repurchase securities and special resolution in respect of the proposed amendments to the Articles of Association will be proposed at the AGM.

A form of proxy for the AGM is also enclosed with the 2004 Annual Report of the Company. Whether or not you are able to attend the AGM, you are requested to complete the form of proxy in accordance with the instructions printed thereon and return it to the office of the Company's Branch Registrars and Registration Office in Hong Kong, Tengis Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding the AGM. Completion and return of the form of proxy shall not preclude you from attending and voting in person at the AGM or any adjourned meeting thereof should you so desire.

Pursuant to the Existing Articles of the Company, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) demanded (i) by the Chairman of the meeting; or (ii) by at least three Shareholders present in person or in the case of a Shareholder being a corporation by its duly authorised representative or by proxy for the time being entitled to vote at the meeting; or (iii) by a Shareholder or Shareholders present in person or in the case of a Shareholder being a corporation by its duly authorised representative or by proxy and representing not less than one-tenth of the total voting rights of all the Shareholders having the right to vote at the meeting; or (iv) by a Shareholder or Shareholders present in person or in the case of a Shareholder being a corporation by its duly authorised representative or by proxy and holding Shares in the Company conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

RECOMMENDATION

The Directors consider that the re-election of Directors, the grant of general mandates to issue and repurchase securities, and to add the aggregate nominal amount of securities that may be repurchased to the aggregate nominal amount of securities that may be allotted pursuant to the general mandate to issue securities, and the proposed amendments to the Articles of Association are each in the best interests of the Company and the Shareholders as a whole, and accordingly, recommend all Shareholders to vote in favour of the resolutions to be proposed at the AGM.

Yours faithfully,
For and on behalf of the Board
Chitaly Holdings Limited
Tse Kam Pang
Chairman

PARTICULARS OF DIRECTORS FOR RE-ELECTION

The biographical details of the Directors eligible for re-election at the AGM are set out below.

Mr. MA Gary Ming Fai, aged 41, executive Director

Experience

Mr. Ma Gary Ming Fai is an executive director of the Company. Mr. Ma is responsible for the general administrative functions of the Company. Mr. Ma is also a Vice Chairman of Xteam Software International Limited, a company listed on the Growth Enterprise Market of the Stock Exchange and a subsidiary of the Beijing Municipal People's Government. Mr. Ma was a Chartered Accountant by training. He has worked as a managing director of an investment bank. Mr. Ma has not entered into any service contract with the Company.

Length of service

Mr. Ma's service as an executive director of the Company is not for a fixed term but is subject to retirement by rotation and re-election in accordance with the Articles of Association of the Company.

Relationships

Mr. Ma does not have any relationship with any other Directors, senior management, substantial shareholders (as defined in the Listing Rules) or controlling shareholders (as defined in the Listing Rules) of the Company, or their respective associates.

Interests in Shares

Mr. Ma has no interests in the Shares within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

Director's emoluments

The remuneration payable to Mr. Ma is HK$2,380,000 per year.

Others

There are no other matters that need to be brought to be attention of the Shareholders.

Mr. TSAO Kwang Yung, Peter, aged 71, independent non-executive Director

Experience

Mr. TSAO Kwang Yung, Peter, was the former Secretary for Home Affairs of the Government of Hong Kong. In 1977, Mr. Tsao was appointed as the special envoy to Geneva and became the head of the Trade and Industry Department in 1981. In 1983, Mr. Tsao headed the Government Information Services and in 1988 he was appointed as the Secretary for Home Affairs from which post he retired in February 1992. He is currently the Chairman of Prima Consultants Limited, an independent non-executive Director of the Company and a director of the following listed companies in Hong Kong: Herald Holdings Limited, Kingboard Chemical Holdings Limited, K & P International Holdings Limited, Takson Holdings Limited, Karce International Holdings Co. Ltd., ITE (Holdings) Limited and Hopefluent Group Holdings Limited.

Length of service

Mr. Tsao's service as an independent non-executive director of the Company is not for a fixed term but is subject to retirement by rotation and re-election in accordance with the Articles of Association of the Company.

Relationships

Mr. Tsao does not have any relationship with any other Directors, senior management, substantial shareholders (as defined in the Listing Rules) or controlling shareholders (as defined in the Listing Rules) of the Company, or their respective associates.

Interests in Shares

Mr. Tsao has no interests in the Shares within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

Director's emoluments

The director's fee payable to Mr. Tsao is HK$240,000 per year.

Others

There are no other matters that need to be brought to be attention of the Shareholders.

This Appendix contains the particulars that are required by the Listing Rules to be included in an explanatory statement to enable the Shareholders to make an informed view on whether to vote for or against the resolution to be proposed at the AGM in relation to the proposed repurchase mandate.

SHARE CAPITAL

As at the Latest Practicable Date, the issued capital of the Company was HK$24,366,600, consisting of 243,666,000 fully paid Shares. Subject to the passing of the resolution granting the proposed mandate to repurchase securities and on the basis that no further Shares are issued or repurchased before the AGM, the Company will be allowed to repurchase a maximum of 24,366,600 Shares (10 per cent of the existing issued share capital) during the period ending on the earlier of the conclusion of the next annual general meeting of the Company or the date by which the next annual general meeting of the Company is required to be held by the articles of association of the Company or any applicable laws or the date upon which such authority is revoked or varied by a resolution of the Shareholders in general meeting.

REASONS FOR REPURCHASES

The Board believes that it is in the best interests of the Company and the Shareholders as a whole for the Directors to have a general authority from the Shareholders to enable the Company to repurchase its securities in the market. Any repurchase of securities of the Company may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net asset value or earnings per Share or both and will only be made when the Board believes that a repurchase of securities will benefit the Company and the Shareholders.

FUNDING OF REPURCHASES

Any repurchase of securities of the Company would be funded entirely from the cash flow or working capital facilities available to the Company, and will, in any event be made out of funds legally available for the purpose in accordance with the memorandum and articles of association of the Company and the applicable laws of the Cayman Islands and the Listing Rules. Such funds include, but are not limited to, profits available for distribution. Purchases may only be effected out of the profits of the Company or out of the proceeds of a fresh issue of shares made for the purpose, or, if so authorised by its articles of association and subject to the provisions of the Companies Law, out of capital. Any premium payable on a purchase over the par value of the Shares to be purchased must be provided for out of profits of the Company or out of the Company's share premium account, or, if so authorised by its articles of association and subject to the provisions of the Companies Law, out of capital.

The Directors have no present intention to repurchase any securities of the Company and they would only exercise the power to repurchase in circumstances where they consider that the repurchase would be in the best interests of the Company and in circumstances where they consider that the securities of the Company can be repurchased on terms favourable to the Company. The Directors anticipate that if the general mandate to repurchase securities of the Company were to be exercised in full at the currently prevailing market value, it might have an adverse impact on the working capital and gearing level of the Company. The Directors do not propose to exercise the mandate to repurchase securities of the Company to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing level which in the opinion of the Directors are from time to time appropriate for the Company.

MARKET PRICE OF SHARES

The following table shows the highest and lowest prices at which the securities have been traded on the Stock Exchange in each of the last twelve months:

	Shares	
	Highest *(HK$)*	**Lowest** *(HK$)*
2004		
April	4.45	3.775
May	4.25	2.85
June	3.675	3.00
July	4.325	3.50
August	5.00	4.20
September	4.90	4.50
October	5.50	4.25
November	6.50	5.20
December	6.35	5.70
2005		
January	6.05	5.65
February	7.00	5.70
March	7.40	6.70
1st–8th April	7.75	7.10

GENERAL

None of the Directors, to the best of their knowledge and having made all reasonable enquiries, nor any of their associates as defined in the Listing Rules currently intend to sell securities to the Company or its subsidiaries. The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the proposed mandate to repurchase securities of the Company in accordance with the Listing Rules and applicable laws of the Cayman Islands.

No connected persons as defined in the Listing Rules of the Company, have notified the Company that they have a present intention to sell any securities of the Company hold by them to the Company, or has undertaken not to sell any of the securities of the Company in the event that the Company is authorised to make repurchases of its securities.

TAKEOVERS CODE

If as a result of a repurchase of securities of the Company, a Shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of the Takeovers Code. Accordingly, a Shareholder, or group of Shareholders acting in concert, depending on the level of increase of the Shareholders' interest, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, Mr. Tse Kam Pang was directly and/or indirectly interested in an aggregate of 76,050,000 Shares, representing approximately 31.21 per cent. of the issued share capital of the Company. Based on such interests and assuming that no further Shares are issued or repurchased prior to the AGM and in the event that the Directors exercise in full the power to repurchase securities of the Company under the proposed repurchase mandate, the interests of Mr. Tse Kam Pang will be increased to approximately 34.68 per cent. of the issued share capital of the Company. To the best of the knowledge and belief of the Directors, such increase in the interests of Mr. Tse Kam Pang will give rise to an obligation to make a mandatory offer under Rule 26 of the Takeovers Code. The Directors have no present intention to repurchase securities of the Company to the extent that it will trigger the obligations under the Takeovers Code to make a mandatory offer.

In the event that the repurchase mandate is exercised in full, the number of the relevant class of securities of the Company held by the public will not fall below 25 per cent. of the total number of that class of securities then in issue.

In the six months preceding the Latest Practicable Date, the Company has not repurchased any Shares on the Stock Exchange.



CHITALY HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Chitaly Holdings Limited ("Company") will be held at The Kowloon Shangri-la, 64 Mody Road, Tsimshatsui, Kowloon, Hong Kong on Wednesday, 11th May 2005 at 10:00 a.m for the following purposes:

1. To receive and adopt the audited financial statements and the reports of the directors and auditors of the Company for the year ended 31st December, 2004;

2. To declare a final dividend for the year ended 31st December 2004, to be paid out of the share premium account of the Company, if necessary;

3. To re-elect directors and to authorise the board of directors to fix their remuneration;

4. To re-appoint auditors and to authorise the board of directors to fix their remuneration;

5. By way of special business, to consider, and if thought fit, to pass each of the following resolutions, with or without modification, as ordinary resolutions:

ORDINARY RESOLUTIONS

A. "**THAT**:

(a) subject to paragraph (c) of this Resolution and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the exercise by the directors of the Company ("Directors") during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares of the Company ("Shares") or securities convertible into Shares, or options, warrants or similar rights to subscribe for any Shares, and to make or grant offers, agreements and options which might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval given in paragraph (a) of this Resolution shall be in addition to any other authorisations given to the Directors and shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval given in paragraph (a) of this Resolution, otherwise than pursuant to:

(i) a Rights Issue (as hereinafter defined);

(ii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into Shares;

(iii) the exercise of any option scheme or similar arrangement for the time being adopted for the grant or issue to the officers and/or employees of the Company and/or any of its subsidiaries of Shares or rights to acquire Shares; or

(iv) any scrip dividend or similar arrangement providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares in accordance with the articles of association of the Company;

shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

'Relevant Period' means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law or the articles of association of the Company to be held; and

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting; and

'Rights Issue' means the allotment, issue or grant of Shares pursuant to an offer of Shares open for a period fixed by the Directors to holders of Shares or any class thereof on the register of members of the Company on a fixed record date in proportion to their then holdings of such Shares or class thereof (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or stock exchange in any territory outside Hong Kong)"

B. "**THAT**:

(a) subject to paragraph (b) of this Resolution, the exercise by the directors of the Company ("Directors") during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase its own securities on The Stock Exchange of Hong Kong Limited ("Stock Exchange") or on any other stock exchange on which the securities of the Company may be listed and recognised for this purpose by the Securities and Futures Commission of Hong Kong and the Stock Exchange under the Hong Kong Code on Share Repurchases and, subject to and in accordance with all applicable laws and regulations, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of the securities which may be repurchased by the Company pursuant to paragraph (a) of this Resolution during the Relevant Period shall not exceed 10 per cent. of the aggregate nominal amount of the relevant class of securities of the Company in issue at the date of the passing of this Resolution and the approval granted under paragraph (a) of this Resolution shall be limited accordingly; and

(c) subject to the passing of each of the paragraphs (a) and (b) of this Resolution, any prior approvals of the kind referred to in paragraphs (a) and (b) of this Resolution which had been granted to the Directors and which are still in effect be and are hereby revoked; and

(d) for the purpose of this Resolution:

'Relevant Period' means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable laws to be held; and

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting."

C. "**THAT** conditional upon the passing of Resolutions 5A and 5B as set out in the notice convening the Meeting, the general mandate granted to the directors of the Company ("Directors") to exercise the powers of the Company to allot, issue or otherwise deal with shares of the Company ("Shares") pursuant to Resolution numbered 5A above be and is hereby extended by the addition thereto an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to Resolution numbered 5B above, provided that such amount shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of the passing of this Resolution."

6. By way of special business, to consider, and if thought fit, to pass the following resolution, with or without modification, as a special resolution:

SPECIAL RESOLUTION

"**THAT** the Articles of Association of the Company be amended by:

(a) substituting the existing Article 86(3) with the following new Article 86(3):

"86(3) The Directors shall have the power from time to time and at any time to appoint any person as a Director either to fill a casual vacancy on the Board or as an addition to the existing Board but so that the number of Directors so appointed shall not exceed any maximum number determined from time to time by the Members in general meeting. Any Director so appointed shall hold office only until the next following general meeting of the Company (in the case of filling a casual vacancy) or until the next following annual general meeting of the Company (in the case of an addition to the Board), and shall then be eligible for re-election at that meeting."; and

(b) substituting the existing Article 87(1) with the following new Article 87(1):

"87(1) Notwithstanding any other provisions in the Articles, at each annual general meeting one-third of the Directors for the time being (or, if their number is not a multiple of three (3), the number nearest to but not less than one-third) shall retire from office by rotation."."

By order of the Board of
Chitaly Holdings Limited
Tse Kam Pang
Chairman

Hong Kong, 8th April 2005

Notes:

1. The register of members of the Company will be closed from 4th May 2005 to 6th May 2005, both days inclusive, during which period no transfer of shares will be registered. In order to qualify for the final dividend, members are reminded to ensure that all transfers of shares accompanied by the relevant share certificates and transfer forms must be lodged with the Company's Branch Registrars and Registration Office in Hong Kong, Tengis Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, for registration no later than 4:00 p.m. on 3rd May 2005.

2. A member entitled to attend and vote at the meeting may appoint one or more proxies to attend, and in the event of a poll, vote in his/her stead. A proxy need not be a member of the Company.

3. Where there are joint registered holders of any Share, any one such persons may vote at the meeting, either personally or by proxy, in respect of such Share as if he/she were solely entitled thereto; but if more than one of such joint holders are present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such Share shall alone be entitled to vote in respect thereof.

4. In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof must be delivered to the office of the Company's Branch Registrars and Registration Office in Hong Kong, Tengis Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof. The completion and delivery of the form of proxy will not preclude you from attending and voting at the meeting if you so wish.

5. Concerning Resolution 5A above, the directors wish to state that in respect of this general mandate, they have no immediate plans to issue any new securities of the Company. Approval is being sought from members as a general mandate in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited in order to allow flexibility and discretion to the directors in the event that it becomes desirable to issue any securities of the Company up to 20 per cent. of the existing issued share capital.

6. The general purpose of the authority to be conferred on the directors by Resolution 5B above is to increase flexibility and to provide discretion to the directors in the event that it becomes desirable to repurchase securities representing up to a maximum of 10 per cent. of the relevant class of securities of the Company in issue at the date of passing the resolution.

3. 如為任何股份之聯名登記持有人，則任何一位此等人士均可親身或委派代表在上述大會上就該等股份投票，猶如彼等為唯一有權投票者，倘超過一位此等聯名持有人親自或委派代表出席上述大會，則此等出席之人士中，只有在本公司股東名冊排名首位之聯名登記持有人方有權投票。

4. 按印列指示填妥及簽署之代表委任表格連同已簽署之授權書或其他授權文件(如有)或該授權書或授權文件經公證人簽署證明之副本，必須於大會或其續會指定舉行時間四十八小時前送達本公司於香港之股份過戶登記分處登捷時有限公司(地址為香港灣仔告士打道56號東亞銀行港灣中心地下)方為有效。填妥及交回代表委任表格後，股東仍可親身出席大會並於會上投票。

5. 有關上述決議案5A，董事會特此聲明現時並無計劃按該授權發行任何新股份，此決議案乃遵照香港聯合交易所有限公司證券上市規則及為確保董事會具有靈活性及決定權，在其認為需要時配發不超過於決議案通過當日本公司之現有已發行股本中20%之任何證券，故要求股東授予董事會一般性權力。

6. 上述決議案5B有關授予董事會權力之一般目的為增加靈活性及給予董事會決定權以於在其認為合適的情況下，於香港聯合交易所有限公司購回不超過決議案通過當日本公司之已發行之有關證券類別之10%。

6. 作為特別事項，考慮並酌情通過下列決議案(作出修訂或無須修訂)為特別決議案：

特別決議案

「**動議**本公司章程細則修訂如下:

(a) 以下列新細則第86(3)條取代現有細則第86(3)條:

「86(3) 董事有權不時或隨時委任任何人士為董事，以填補董事會空缺或增加董事會席位，惟就此獲委任之董事人數不得超過股東於股東大會上不時決定之上限。任何就此獲委任之董事之任期僅至本公司下屆股東大會止(如屬填補空缺)或本公司下屆股東週年大會止(如屬增加董事會席位)，惟合資格於該大會上重選連任。」；及

(b) 以下列新細則第87(1)條取代現有細則第87(1)條:

「87(1) 儘管本公司細則之任何其他條文有所規定，於每屆股東週年大會上，當時董事人數之三分一(或，倘人數並非三(3)之倍數，則為最接近之整數，惟不得少於人數之三分一)須輪值告退。」」

承董事會命
中意控股有限公司
主席
謝錦鵬

香港，二零零五年四月八日

附註：

1. 本公司將於二零零五年五月四日至二零零五年五月六日期間(首尾兩日包括在內)暫停辦理股份過戶登記手續，期間將不會登記股份過戶。為符合資格收取末期股息，所有股份過戶連同有關之股票及過戶表格必須於二零零五年五月三日下午四時前送交本公司於香港之股份過戶登記分處登捷時有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。

2. 凡有權出席大會並於會上投票之本公司股東，均有權委任一名或以上代表代其出席投票。受委代表毋須為本公司股東。

B. 「動議：

(a) 在本決議案第(b)段之規限下，一般及無條件批准本公司董事(「董事」)於有關期間(定義見下文)內行使本公司之一切權力，根據股份購回守則在香港聯合交易所有限公司(「聯交所」)或本公司股份可上市及為證券及期貨事務監察委員會及聯交所就此認可之任何其他證券交易所，購回本公司股本中之股份，而有關購回須根據一切適用法規進行；

(b) 根據本決議案(a)段，本公司於有關期間可購回之證券面值總額，不得超過本決議案通過當日本公司已發行之該等有關證券類別之面值總額10%，而本決議案(a)段之批准應以此為限；及

(c) 在本決議案(a)及(b)段之規限下，撤銷已授予董事本決議案(a)及(b)段所述類別之任何先前而現時仍然生效之決議案；及

(d) 就本決議案而言：

『有關期間』指由通過本決議案當日至下列較早日期止之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 本公司之組織章程細則或任何適用之法例規定本公司須舉行下屆股東週年大會之期限屆滿之日；及

(iii) 本公司股東在股東大會上以普通決議案撤回或修訂本決議案所授予之權力之日。」

C. 「動議：

待召開大會通告所載決議案5A及5B獲通過後，批准擴大根據上文決議案5A所授予本公司董事(「董事」)可行使本公司有關配發、發行或以其他方式處理股份(「股份」)之一般授權，並於該一般授權加入本公司根據上文決議案5B授權而購回本公司股本之面值總額，惟此數額不得超過本決議案通過當日本公司已發行股本面值總額之10%。」

(c) 董事會依據本決議案(a)段之批准而配發或有條件或無條件同意配發及發行(不論是否根據購股權或其他方式配發者)之股本面值總額，不包括

(i) 配售新股(按下文之定義)；

(ii) 行使本公司所發行認股權證上附有之認購權，或可兑換本公司股份之證券上附有之換股權；

(iii) 根據任何不時採納之購股權計劃或類似安排，以授予或發行股份或認購股份之權利予本公司及／或其任何附屬公司之僱員而須發行之股份；或

(iv) 根據本公司組織章程細則不時發行以股代息或類似安排而需配發股份以代替全部或部份股息；

須不得超過本公司於本決議案通過當日之已發行股本面值總額20%，而上述之批准亦受相應之限制；及

(d) 就本決議案而言：

『有關期間』指由通過本決議案當日至下列較早日期止之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 任何適用之法例或本公司之組織章程細則規定本公司須舉行下屆股東週年大會之期限屆滿之日；及

(iii) 本公司股東在股東大會上以普通決議案撤回或修訂本決議案所授予之權力之日；及

『配售新股』指董事會於指定期間內，向於指定記錄日期名列本公司股東名冊之股份持有人，按照彼等當時所持之股份比例配售股份之建議(惟董事會有權就零碎股份，或根據任何地區之法律之限制或責任，或任何認可監管機構或證券交易所之規定，而取消若干股東在此方面之權利或作出其他董事會認為必須或適當之安排)。」



CHITALY HOLDINGS LIMITED
中意控股有限公司

(於開曼群島註冊成立之有限公司)

茲通告中意控股有限公司(「本公司」)謹定於二零零五年五月十一日(星期三)上午十時正假座香港九龍尖沙咀麼地道64號九龍香格里拉酒店舉行股東週年大會，以處理下列事項：

1. 省覽及通過截至二零零四年十二月三十一日止年度之經審核財務報表、董事會報告及核數師報告；

2. 宣派截至二零零四年十二月三十一日止年度末期股息，從本公司之股份溢價賬中支付(如有)；

3. 重選董事及授權董事會釐定董事之酬金；

4. 續聘本公司核數師並授權董事會釐定其酬金；及

5. 作為特別事項，考慮並酌情通過下列決議案(作出修訂或無須修訂)為普通決議案：

普通決議案

A. 「**動議**：

(a) 在本決議案(c)段及香港聯合交易所有限公司證券上市規則之規限下，一般性及無條件批准本公司董事(「董事」)在有關期間(按下文之定義)內行使本公司一切權力，以配發、發行或以其他方式處理本公司額外股份(「股份」)或可兌換股份之證券、或購股權、認股權證或可認購股份之類似權利，及訂立或授予可能須行使該等權力之建議、協議或購股權；

(b) 本決議案(a)段之批准將授權董事會於有關期間內訂立或授予在有關期間結束後可能須行使該等權力之建議、協議或購股權；

收購守則

倘因本公司購回證券，以致一名股東於本公司之投票權比率有所增加，則根據收購守則，該等增加將被視為一項收購。因此，一名股東或一群一致行動之股東，視乎該等股東權益增加之水平而定，可取得或鞏固在本公司之控制權，則須根據收購守則第26條提出強制性收購建議。

於最後實際可行日期，謝錦鵬先生於本公司已發行股本中直接及／或間接擁有總共76,050,000股股份或約31.21%。基於此等權益及假設本公司於股東週年大會前不再發行或購回股份及倘董事根據購回授權建議全面行使權力購回本公司證券，則謝錦鵬先生於本公司已發行股本中之權益將增至約34.68%。就董事所知及所信，謝錦鵬先生將因其權益增加而有責任根據收購守則第26條提出強制性收購建議。董事目前無意購回相當於可觸發收購守則下提出強制性收購建議之責任之本公司證券數量。

倘購回授權被全面行使，由公眾持有之本公司相關證券類別數量將不會低於該類別證券於當時已發行總數之25%。

於最後實際可行日期前六個月，本公司並無於聯交所購回股份。

運資金及負債水平造成不利影響。倘行使購回本公司證券之授權可能對董事不時認為適合本公司之營運資金需要或負債水平造成重大不利影響之情況下，董事不擬行使購回授權。

股份市價

下表為於過去十二個月內，證券於聯交所所報之每月最高及最低成交價：

	股份	
	最高 *(港元)*	最低 *(港元)*
二零零四年		
四月	4.45	3.775
五月	4.25	2.85
六月	3.675	3.00
七月	4.325	3.50
八月	5.00	4.20
九月	4.90	4.50
十月	5.50	4.25
十一月	6.50	5.20
十二月	6.35	5.70
二零零五年		
一月	6.05	5.65
二月	7.00	5.70
三月	7.40	6.70
四月一日至八日	7.75	7.10

一般事項

董事及（在作出一切合理查詢後就彼等所知）其任何聯繫人士（定義見上市規則）目前無意向本公司或其附屬公司出售證券。董事已向聯交所作出承諾，在可適用之相同範圍內，彼等將根據上市規則及開曼群島之適用法例行使購回本公司證券之授權建議。

本公司並未獲任何本公司關連人士（定義見上市規則）通知，表示現時有意向本公司出售任何彼等名下之本公司之任何證券，亦無承諾不會於本公司獲授權購回其證券時出售任何名下之本公司證券。

本附錄乃遵照上市規則規定編製之說明函件，載列有關購回授權建議詳情以便各股東能詳盡瞭解及於股東週年大會上投票贊成或反對所提呈決議案。

股本

於最後實際可行日期，本公司之已發行股本為24,366,600港元，分為243,666,000股繳足股本股份。待建議授予購回證券之一般授權之普通決議案獲通過及基於本公司於股東週年大會日期前不再發行或購回股份，本公司將獲准於截至本公司下屆股東週年大會結束或根據本公司組織章程細則或任何適用之法例規定須予舉行本公司下屆股東週年大會之日期或該權力於股東大會被股東之決議案所撤銷或變更之日期中較早者期間，購回最多24,366,600股股份（現有已發行股本10%）。

購回之理由

董事會相信，股東向董事授出一般授權以便本公司於市場上購回股份，乃符合本公司及股東之整體最佳利益。視乎當時之市況及資金安排，該等購回本公司證券可能會導致每股股份之資產淨值或盈利或兩者均增加，及董事會僅會在其認為該等證券購回將符合本公司及股東之利益之情況下作出該等購回。

購回股份之資金

本公司用於購回證券之資金，必須源於本公司之備用現金或一般營運資金及於任何情況下依據公司組織章程大綱及細則及開曼群島適用法例及上市規則規定可合法用作有關用途之資金中撥支。該等資金包括（但不限於）可供分派之溢利。購回之資金僅可從本公司之溢利，或就此目的而發行新股份之所得款項撥付，或倘獲組織章程細則授權並受限於公司法之條文，從股本中撥付。任何購回股份時應付而超逾所購回股份面值之溢價，須由本公司之溢利或本公司之股份溢價賬中撥付，或倘獲組織章程細則授權並受限於公司法之條文，從股本中撥付。

董事現無意購回本公司任何證券及彼等僅於其認為符合本公司最佳利益之情況及於彼等認為可按對本公司有利之條件購回證券時才行使購回之權力。董事預料倘按現行市值全數行使購回本公司證券之一般授權，可能對本公司之營

前為Prima Consultants Limited之主席、本公司之獨立非執行董事，以及下列香港上市公司之董事：興利集團有限公司、建滔化工集團、堅實國際控股有限公司、第一德勝控股有限公司、泰盛實業集團有限公司、ITE (Holdings) Limited及合富輝煌集團控股有限公司。

服務年期

曹先生擔任本公司獨立非執行董事並無固定服務年期，惟須根據本公司組織章程細則輪值告退及重選連任。

關係

曹先生概無與本公司任何其他董事、高級管理人員、主要股東(定義見上市規則)或控股股東(定義見上市規則)或彼等各自之聯繫人士有任何關係。

股份權益

曹先生並無於股份中擁有證券及期貨條例(香港法例第571章)第XV部所界定之權益。

董事酬金

應付曹先生之董事袍金為每年240,000港元。

其他事項

並無其他事項需要股東注意。

重選董事之名單

可於股東週年大會參與重選之董事履歷詳情載述如下：

馬明輝先生，四十一歲，執行董事

經驗

馬明輝先生為本公司執行董事。馬先生負責本公司之一般行政事務。彼為衡浪平台軟件國際有限公司之副主席，該公司為一間於聯交所創業板上市之公司，並為北京市人民政府一間附屬公司。馬先生為特許會計師，並曾為一間投資銀行之董事總經理。馬先生並無與本公司簽訂任何服務合約。

服務年期

馬先生擔任本公司執行董事並無固定服務年期，惟須根據本公司組織章程細則輪值告退及重選連任。

關係

馬先生概無與本公司任何其他董事、高級管理人員、主要股東（定義見上市規則）或控股股東（定義見上市規則）或彼等各自之聯繫人士有任何關係。

股份權益

馬先生並無於股份中擁有證券及期貨條例(香港法例第571章)第XV部所界定之權益。

董事酬金

應付予馬先生之酬金為每年2,380,000港元。

其他事項

並無其他事項需要股東注意。

曹廣榮先生，七十一歲，獨立非執行董事

經驗

曹廣榮先生，前任香港政府政務司。於一九七七年，曹先生獲委任為駐日內瓦之特使，並於一九八一年掌管工業貿易署。於一九八三年，曹先生掌管政府新聞處，並於一九八八年獲委任為政務司，直至一九九二年二月退休。彼目

股東週年大會之代表委任表格隨附於本公司二零零四年年報內。無論 閣下擬否出席股東週年大會，務請盡快根據代表委任表格所列印之指示將代表委任表格填妥及交回本公司於香港之股份過戶登記分處登捷時有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下，惟無論如何須於股東週年大會指定舉行時間四十八小時前交回。 閣下填妥及交回代表委任表格後，仍可親身出席股東週年大會或任何續會，並於會上投票。

根據本公司現有細則，可於任何股東大會就一項決議案進行舉手投票，除非(於宣佈舉手投票結果時或之前或於任何以點票方式投票之其他要求被撤銷)(i)大會主席；或(ii)至少三名親身出席之股東或如股東為一間公司時暫代其出席大會及於會上投票之正式授權代表或代理人；或(iii)佔有權於會上投票之全體股東所有投票權之不少於十分一並親身出席大會之一名或多名股東或如股東為一間公司時正式授權之代表或代理人；或(iv)持有本公司股份(其已繳足股本總額相當於或不少於所有有權投票之股份之已繳足股本總額之十分一)有權於會上投票並親身出席大會之一名或多名股東或如股東為一間公司時正式授權之代表或代理人，要求以點票方式進行。

推薦意見

董事認為重選董事、授予發行及購回證券之一般授權，及根據發行證券之一般授權將可予購回證券之總面值包括在可予配發證券之總面值內，以及建議修訂組織章程細則均符合本公司及其股東之整體最佳利益。因此，董事建議全體股東投票贊成將於股東週年大會上提呈之有關決議案。

此 致

列位股東 台照

承董事會命
中意控股有限公司
主席
謝錦鵬
謹啟

二零零五年四月十五日

茲提述所建議之新一般授權，董事欲表明彼等暫無計劃根據有關授權發行或購回任何證券。

根據上市規則規定須寄發予股東以便各股東能詳盡瞭解及於股東週年大會上投票贊成或反對所建議有關發行及購回證券之一般授權之第5A、5B及5C項決議案之説明函件載於本通函附錄二。

修訂組織章程細則

聯交所近期修訂上市規則，以新的企業管治常規守則(「企業管治守則」)取代附錄14之最佳應用守則，並加入新附錄23要求上市發行人於年報中加入企業管治報告。受若干過渡安排所限，該等修訂已於二零零五年一月一日起生效。

經參考企業管治守則檢討本公司之企業管治常規後，董事建議於股東週年大會上修訂現有細則第86(3)條及第87(1)條，以確保遵守企業管治守則。根據守則條文第A.4.2條，每名董事(包括以指定年期獲委任之董事)須最少三年輪值告退。因此，細則第87(1)條將作出修訂，規定儘管本公司組織章程細則之任何其他條文有所規定，於每屆股東週年大會上，當時董事人數之三分一(或，倘人數並非三之倍數，則為最接近之整數，惟不得少於(並非不多於)人數之三分一)須輪值告退。由於上述建議之修訂，每名董事最少三年須輪值告退，以遵守守則條文第A.4.2條。

守則條文第A.4.2條亦規定所有獲委任以填補董事會臨時空缺之董事須於彼等獲委任後首個股東大會上由股東重選連任。因此，細則第86(3)條將作出修訂，規定任何獲委任以填補董事會臨時空缺之董事，其任期僅至下屆股東大會止，而並非至下屆股東週年大會止。

建議修訂之組織章程細則之全文載於本通函第11至15頁股東週年大會通告第6項決議案內。

股東週年大會

召開股東週年大會之通告載於本公司二零零四年年報，本公司二零零四年年報連同本通函一併寄發予股東。有關發行及購回證券之一般授權之普通決議案及有關建議修訂組織章程細則之特別決議案將於股東週年大會上提出。

重選董事

董事會現包括七名董事，謝錦鵬先生、林岱先生、林寧女士及馬明輝先生為執行董事，曹廣榮先生、丘忠航先生及Donald H. Straszheim博士為獨立非執行董事。

根據現有細則第87條，於每一次股東週年大會上應有三分一之董事（倘其數目並非三或三之倍數，則以最接近三之數為準）告退。每年告退之董事應為彼等於上次膺選之後任期最長之董事，惟該等人士倘於同日成為董事而須退任者則須以抽籤決定（彼等自行協議者除外）。退任董事可再重選連任。

根據現有細則第87條，曹廣榮先生及馬明輝先生須於股東週年大會上告退，並符合資格於股東大會上重選連任。

現有細則第88條訂明任何人士（退任董事除外），除獲董事會推薦參選外，可於任何大會中參選成為董事，惟本公司須於大會舉行至少7日前（但不多於14日）接獲表示有意提名該名人士參選成為董事及該名人士願意接受提名之書面通知。

因此，倘一名股東意欲於股東週年大會中提名一名人士參選成為董事，其表示有意提名該名人士參選成為董事之通知及該名人士已簽署願意接受提名之通知須於二零零五年五月三日或之前送交本公司於香港之股份過戶登記分處登捷時有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下，方為有效。

有關退任董事之簡歷詳情載於本通函附錄一。如本公司於本通函付印後方收到股東意欲於股東週年大會中提名一名人士參選成為董事之有效通知，本公司將發出一份公佈及／或補充通函以知會各股東有關該新增候選人之簡歷詳情。

發行及購回證券之一般授權

分別載於股東週年大會通告第5A及5B項決議案有關配發、發行及買賣本公司證券及購回本公司證券之新一般授權（其數目分別最多為本公司於該等決議案當日之已發行股本總面值之20%及10%）將於股東週年大會上提出。授權董事發行證券之一般授權擴大至包括根據載於股東週年大會通告第5C項購回授權所購回之該等證券（如有）之總面值之決議案將於股東週年大會上提出。



CHITALY HOLDINGS LIMITED

中意控股有限公司

(於開曼群島註冊成立之有限公司)

執行董事：
謝錦鵬先生*(主席)*
林岱先生
林寧女士
馬明輝先生

獨立非執行董事：
曹廣榮先生
Donald H. Straszheim博士
丘忠航先生

註冊辦事處：
Century Yard
Cricket Square
Hutchins Drive
P.O. Box 2681 GT
Grand Cayman
Cayman Islands
British West Indies

總辦事處及主要營業地點：
香港
九龍
尖沙咀東
麼地道62號
永安廣場
2樓204室

建議重選董事、
發行及購回證券之一般授權
及
修訂組織章程細則

緒言

本通函旨在向　閣下提供將於股東週年大會上提呈之決議案有關(i)重選董事；(ii)授予董事發行及購回本公司證券之一般授權，其數目最多分別為本公司於通過該等決議案當日之已發行股本總面值之20%及10%；及(iii)建議修訂組織章程細則的資料。

於本通函中，除文義另有所指外，下列詞語具有以下涵義：

「股東週年大會」	指	本公司將於二零零五年五月十一日(星期三)上午十時正假座香港九龍尖沙咀麼地道64號九龍香格里拉酒店舉行之股東週年大會
「股東週年大會通告」	指	載於本公司二零零四年年報以召開股東週年大會之通告，本公司二零零四年年報連同本通函一併寄發
「組織章程細則」	指	本公司組織章程細則
「董事會」	指	董事會
「本公司」	指	中意控股有限公司，於開曼群島註冊成立之有限公司，其證券於聯交所主板上市
「董事」	指	本公司董事
「現有細則」	指	經二零零四年五月五日舉行之本公司股東週年大會所修訂之本公司現有組織章程細則
「香港」	指	中華人民共和國香港特別行政區
「最後實際可行日期」	指	二零零五年四月八日，即本通函付印前確定本通函所載若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「股份」	指	本公司股本中每股面值0.10港元之股份
「股東」	指	股份持有人
「聯交所」	指	香港聯合交易所有限公司
「收購守則」	指	香港公司收購及合併守則

目錄

頁次

釋義 1

董事會函件

緒言 2

重選董事 3

發行及購回證券之一般授權 3

修訂組織章程細則 4

股東週年大會 4

推薦意見 5

附錄一－重選董事 6-7

附錄二－說明函件 8-10

股東週年大會通告 11-15

此乃要件　請即處理

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或倚賴該等內容而引致之任何損失承擔任何責任。

閣下如對本通函或對　閣下應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已出售或轉讓所有名下之中意控股有限公司(「本公司」)之股份，應立即將本通函及隨附之代表委任表格送交買主或承讓人，或經手買賣或轉讓之銀行、股票經紀或其他代理，以便轉交買主或承讓人。



CHITALY HOLDINGS LIMITED

中意控股有限公司

(於開曼群島註冊成立之有限公司)

(股份編號：1198)

建議重選董事、發行及購回證券之一般授權及修訂組織章程細則

召開本公司股東週年大會之通告載於本通函第11至15頁。股東週年大會之代表委任表格亦隨附於本通函內。無論　閣下擬否出席股東週年大會，務請盡快根據代表委任表格所列印之指示將代表委任表格填妥及交回本公司於香港之股份過戶登記分處登捷時有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下，惟無論如何須於股東週年大會指定舉行時間四十八小時前交回。　閣下填妥及交回代表委任表格後，仍可親身出席股東週年大會或任何續會，並於會上投票。

二零零五年四月十五日



CHITALY HOLDINGS LIMITED
中意控股有限公司

(於開曼群島註冊成立之有限公司)

(「本公司」)

(股份編號：1198)

於股東週年大會(或其任何續會)上使用之代表委任表格

本人／吾等[1] ______________________________

(地址 ______________________________)

為本公司股本中每股面值0.10港元股份[2] ______________________________ 股

之登記持有人，茲委任[3] ______________________________

或倘其未克出席，則委任大會主席為本人／吾等之代表，代表本人／吾等出席本公司於二零零五年五月十一日(星期三)上午十時正假座香港九龍尖沙咀麼地道64號九龍香格里拉酒店舉行之股東週年大會(或其任何續會)，並代表本人／吾等於股東週年大會上依照下列指示投票[4]：

決議案	贊成[4]	反對[4]
1. 省覽及通過截至二零零四年十二月三十一日止年度之經審核財務報表、董事會報告及核數師報告		
2. 宣派截至二零零四年十二月三十一日止年度末期股息，從本公司之股份溢價賬中支付(如有)		
3A. 重選馬明輝先生為董事		
3B. 重選曹廣榮先生為董事		
3C. 授權董事會釐定董事之酬金		
4. 續聘本公司核數師並授權董事會釐定其酬金		
5A. 通過載於股東週年大會通告之第5A項普通決議案		
5B. 通過載於股東週年大會通告之第5B項普通決議案		
5C. 通過載於股東週年大會通告之第5C項普通決議案		
6. 通過載於股東週年大會通告之第6項特別決議案		

日期：二零零五年 __________ 月 ________ 日　　　股東簽署[5] ______________________________

附註：

1. 請用正楷填上全名及地址。
2. 請填上本代表委任表格所代表以 閣下名義登記之股份數目，如未有填上數目，則本代表委任表格將被視為代表以 閣下名義登記之所有本公司股份。
3. 請在空欄內填上所欲委派代表之姓名及地址。如沒有填寫空欄，大會主席將代表 閣下。受委任代表毋須為本公司股東，但必須代表 閣下親身出席大會。本代表委任表格之任何改動，均須由簽署人簡簽示可。
4. 重要事項：如 閣下欲投票贊成任何決議案，請於註明「贊成」之適當空格內填上「✓」號；如 閣下欲投票反對任何決議案，請於註明「反對」之適當空格內填上「✓」號。如沒有此等明確之指示，則 閣下之代表有權酌情投票。 閣下之代表亦有權就召開大會之通告所提述之決議案之任何修訂，及於會上正式提出召開大會之通告所提述之決議案以外之任何其他決議案酌情投贊成或反對票或放棄投票。
5. 代表委任表格必須由委任人或其以書面正式授權之代理人簽署，或如該委任人屬公司身份，必須由公司蓋上法團印章及由公司正式授權之人員或代表簽署。
6. 如屬股份之聯名持有人，則排名較前者不論親身或以受委代表所投之票將被接納，而其他聯名持有人將不能投票，就此而言，排名先後以聯名持有人於股東登記冊上之排名次序為準。
7. 代表委任表格連同已簽署之授權書或其他授權文件(如有)或該授權書或授權文件經公證人簽署證明之副本，必須盡快或於大會或其續會(視情況而定)指定舉行時間四十八小時前送達登捷時有限公司(地址為香港灣仔告士打道56號東亞銀行港灣中心地下)方為有效。
8. 閣下填妥及交回此代表委任表格後，亦可親自出席及在大會投票。



CHITALY HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)
(the "Company")
(Stock Code: 1198)

Form of Proxy for use at the Annual General Meeting (or any adjournment thereof)

I/We (Note1) ____________________

of ____________________

being the registered holders(s) of ____________________ shares(Note 2) of HK$0.10 each

in the share capital of the Company (the "Shares") HEREBY APPOINT (Note 3) ____________________

____________________ of

____________________ or

failing him, the chairman of the meeting as my/our proxy/proxies to attend and, in the event of a poll, vote for me/us at the Annual General Meeting (or at any adjournment thereof) of the Company to be held at The Kowloon Shangri-la, 64 Mody Road, Tsimshatsui, Kowloon, Hong Kong on Wednesday, 11th May 2005 at 10:00 a.m. as indicated below (Note 4).

RESOLUTIONS	FOR(Note 4)	AGAINST(Note 4)
1. To receive and adopt the audited financial statements and the reports of the directors and auditors of the Company for the year ended 31st December 2004		
2. To declare a final dividend for the year ended 31st December 2004, to be paid out of the share premium account of the Company, if necessary		
3A. To re-elect Mr. Ma Gary Ming Fai as a director		
3B. To re-elect Mr. Tsao Kwang Yung, Peter as a director		
3C. To authorise the board of directors to fix their remuneration		
4. To re-appoint auditors and to authorise the board of directors to fix their remuneration		
5A. To pass the ordinary resolution No. 5A as set out in the Notice of Annual General Meeting		
5B. To pass the ordinary resolution No. 5B as set out in the Notice of Annual General Meeting		
5C. To pass the ordinary resolution No. 5C as set out in the Notice of Annual General Meeting		
6. To pass the special resolution No. 6 as set out in the Notice of Annual General Meeting		

Date this ________ day of ____________ 2005. Signed (Note 2) ____________________

Notes:

1. Full name(s) and address(es) to be inserted in BLOCK CAPITALS.
2. Please insert the number of Shares registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the Shares registered in your name(s).
3. Please insert the name and address of the proxy desired. IF NO NAME IS INSERTED. THE CHAIRMAN OF THE MEETING WILL ACT AS YOUR PROXY. The proxy need not be a member of the Company but must attend the meeting in person to represent you. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.
4. IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, PUT A TICK IN THE APPROPRIATE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, PUT A TICK IN THE APPROPRIATE BOX MARKED "AGAINST". Failure to do so will entitle your proxy to cast his votes at his discretion. Your proxy will also be entitled to vote at his discretion on any amendment to the resolutions referred to in the notice convening the meeting and on any resolutions which have been properly put to the meeting other than those referred to in the notice convening the meeting.
5. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be signed under the hand of an officer duly authorised on that behalf together with a company chop.
6. In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder(s), and for this purpose, seniority will be determined by the order in which the names stand in the register of members.
7. To be valid, this form of proxy, together with any power of attorney of other authority (if any under which is signed, or a notarially certified copy or such power of authority must be deposited at the principal office of the Company at Tengis Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for the holding of the meeting or the adjourned meeting (as the case may be).
8. Completion and delivery of the form of proxy will not preclude you from attending and voting at the meeting if you so wish.



CHITALY HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 1198)

CHANGE OF PRINCIPAL PLACE OF BUSINESS IN HONG KONG

The board of directors ("Board") of Chitaly Holdings Limited ("Company") announces that the Company's principal place of business in Hong Kong has been changed to Room 204, 2/F Wing On Plaza, 62 Mody Road, Tsim Sha Tsui East, Kowloon, Hong Kong with effect from 1 March 2005.

By Order of the Board
Chan Wing Kit
Company Secretary

Hong Kong, 13 April 2005

As at the date of this announcement, the Board comprise four executive directors, being Mr. TSE Kam Pang (Chairman), Mr. LAM Toi, Ms. LAM Ning, Joanna and Mr. MA Gary Ming Fai, and three independent non-executive directors, being Mr. DONALD H.Straszheim, Mr. TSAO Kwang Yung, Peter, and Mr. YAU Chung Hong.

Please also refer to the published version of this announcement in The Standard.

RECEIVED
2005 APR 21 A 7:50
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CHITALY HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 1198)

ANNUAL RESULTS
For the year ended 31st December 2004

RESULTS

The Board of Directors of Chitaly Holdings Limited (the "Company") is pleased to announce the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31st December 2004 together with the comparative figures for the year ended 31st December 2003 as follows:

	Notes	2004 HK$'000	2003 HK$'000
Turnover	3	**403,766**	300,719
Cost of sales		**(253,055)**	(193,110)
Gross profit		**150,711**	107,609
Other revenue	3	**34,708**	20,527
Selling and distribution costs		**(16,948)**	(14,560)
Administrative expenses		**(31,956)**	(24,024)
Other operating expenses		**(4,658)**	(554)
Profit from operating activities	4	**131,857**	88,998
Finance costs		**–**	–
Profit before tax		**131,857**	88,998
Tax	5	**(23,855)**	(11,754)
Net profit from ordinary activities attributable to shareholders		**108,002**	77,244
Dividends	6		
Interim		**29,240**	14,238
Proposed Final		**34,113**	27,908
		63,353	42,146
Earnings per share			
Basic	7	**45.06 cents**	32.95 cents
Diluted	7	**44.05 cents**	32.14 cents

1. **IMPACT OF RECENTLY ISSUED HONG KONG FINANCIAL REPORTING STANDARDS ("HKFRSs")**

   The Hong Kong Institute of Certified Public Accountants (the "HKICPA") has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards, herein collectively referred to as the new HKFRSs, which are generally effective for accounting periods beginning on or after 1st January 2005. The Group has not early adopted these new HKFRSs in the financial statements for the year ended 31st December 2004.

   The Group has already commenced an assessment of the impact of these new HKFRSs but is not yet in a position to state whether these new HKFRSs would have a significant impact on its results of operations and financial position.

2. **BASIS OF PREPARATION AND CONSOLIDATION**

   Basis of preparation

   These financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards (which also include Statements of Standard Accounting Practice ("SSAPs") and Interpretations) issued by the HKICPA, accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance. They have been prepared under the historical cost convention, except for the periodic remeasurement of equity investments.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended 31st December 2004. The results of the subsidiaries acquired or disposed of during the year are consolidated from or to their effective dates of acquisition or disposal, respectively. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

3. TURNOVER, OTHER REVENUE AND SEGMENT INFORMATION

Turnover represents the net invoiced value of goods sold during the year, after allowances for returns and trade discounts, and after eliminations of all significant intra-Group transactions.

An analysis of the Group's turnover and other revenue is as follows:

	2004 *HK$'000*	2003 *HK$'000*
Turnover	**403,766**	300,719
Bank interest income	**222**	2,114
Service Income	**32,783**	12,600
Gain on disposal of short term investments	**259**	4,071
Dividend income from short term investments	**251**	770
Others	**1,193**	972
Other revenue	**34,708**	20,527
Revenue	**438,474**	321,246

Segment information is required by SSAP 26 "Segment reporting" to be presented by way of two segment formats: (i) on a primary segment reporting basis, which the Group has determined to be by business segment; and (ii) on a secondary segment reporting basis, which the Group has determined to be by geographical segment.

Over 92% of the Group's revenue is derived from sale of home furniture. Accordingly, no further business segment information is provided.

In determining the Group's geographical segments, revenues are attributed to the segments based on the location of the customers, and assets are attributed to the segments based on the location of the assets. An analysis of the Group's turnover by location of customers is as follows:

Segment Revenue	2004 *HK$'000*	2003 *HK$'000*
Sales to the PRC	**399,543**	296,415
Sales to elsewhere in Asia	**3,890**	3,995
Sales to Australia	**88**	200
Sales to South Africa	**245**	-
Sales to North America	-	109
	403,766	300,719

4 PROFIT FROM OPERATING ACTIVITIES

	2004 *HK$'000*	2003 *HK$'000*
Costs of goods sold	**253,055**	193,110
Provision for doubtful debts	-	317
Depreciation of owned assets	**14,570**	5,899
Amortisation of licence rights of trademarks	**282**	424
Loss on disposal of fixed assets	**722**	70
Research and development costs	**652**	1,044
Operating lease rentals on buildings	**3,818**	1,590
Auditors' remuneration	**1,680**	1,100
Staff costs (excluding directors' remuneration)		
Wages and salaries	**43,089**	28,619
Pensions contributions	**801**	535
Less: Forfeited contributions	-	-
Net pension contribution	**801**	535
	43,890	29,154
Goodwill:		
Impairment arising during the year*	**4,657**	-
Exchange (gains)/losses, net	**115**	(402)
Interest Income	**(222)**	(2,114)
Service Income	**(32,783)**	(12,600)
Gain on disposal of short term investments	**(259)**	(4,071)
Dividend income from short term investments	**(251)**	(770)

* The impairment of goodwill for the year is included in "Other operating expenses" on the face of the consolidated profit and loss account.

The Group's profit from operating activities mainly represents sale of home furniture in the PRC.

5. **TAX**

	Group 2004 HK$'000	Group 2003 HK$'000
Group:		
Hong Kong profits tax	–	41
Macao profits tax	8,518	7,658
PRC corporate income tax	15,337	4,055
Total tax charge for the year	23,855	11,754

Hong Kong profits tax has not been provided for at the rate of 17.5% (2003: 17.5%) as the Group did not generate any assessable profits in Hong Kong during the year. Taxes on profits assessable elsewhere have been calculated at the rates of tax prevailing in the countries in which the Group operates, based on existing legislation, interpretations and practices in respect thereof.

Macao profits tax has been calculated at the statutory tax rate of 15.75% on the estimated assessable profits for the year.

PRC corporate income tax has been calculated at the statutory tax rate of 24% and 33% on the estimated assessable profits of certain subsidiaries arising from their operations in the PRC, respectively.

6. **DIVIDENDS**

	Group	
	2004	2003
	HK$'000	*HK$'000*
Interim dividend – HK12.0 cents (2003: HK6.0 cents) per ordinary share	29,240	14,238
Proposed final dividend – HK14.0 cents (2003: HK12.0 cents) per ordinary share	34,113	27,908
	63,353	42,146

At a board meeting held on 8th April 2005 the directors declared a final dividend of HK14.0 cents per ordinary share, subject to the approval of the shareholders at the forthcoming Annual General Meeting ("AGM"). This proposed dividend was not reflected as a dividend payable in these accounts, but will be reflected as an appropriation of retained earnings for the year ending 31st December 2005.

7. **EARNINGS PER SHARE**

The calculation of basic earnings per share is based on the net profit from ordinary activities attributable to shareholders for the year of HK$108,002,000 (2003: HK$77,244,000) and the weighted average of 239,693,000 (2003: 234,458,000) ordinary shares in issue during the year.

The weighted average number of ordinary shares of the Company used to calculate the basic earnings per share for the year ended 31st December 2004 included 232,566,000 ordinary shares brought forward at the beginning of that year, 11,100,000 ordinary shares issued in 2004.

The calculation of diluted earnings per share is based on the net profit from ordinary activities attributable to shareholders for the year of HK$108,002,000 (2003: HK$77,244,000). The weighted average number of ordinary shares used in the calculation is the 239,693,000 (2003: 234,458,000) ordinary shares in issue during the year, as used in the basic earnings per share calculation; and the weighted average of 5,485,246 (2003: 5,858,904) ordinary shares assumed to have been issued at no consideration on the deemed exercise of all share options with dilutive effect during the year.

MANAGEMENT DISSCUSION AND ANALYSIS

Operations Review

Network Extension

During the year, Chitaly continued to expand its presence in China. Leveraging the Group's extensive distribution network comprising over 810 outlets in 29 provinces and municipalities in China selling products of its famed "Royal", "Knight" and "Simplified" brand products, and effective marketing and brand building campaigns, Chitaly further strengthened its foothold and reputation in the medium to high-end home furniture markets in China. The number of specialty outlets increased by more than one-third over that of last year. As the Group has already established strong presence in major cities in China, most of the new stores are strategically located in 2nd-tier cities. The diversified network provides a solid platform for the Group to market its wide range of medium to high-end modern-style home furniture to the more affluent Chinese population.

Exquisite Design Capability

The Group marketed six series of home furniture, namely "Light Walnut", "Ebony", "Black Walnut", "Glossy", "Light Oak" and "Simplified" under the award-winning brand names, "Royal", "Knight" and "Simplified". Leveraging the Group's contemporary product design and development team with over 50 professionals, two new product series - "Light Oak" and "Simplified" were launched during the year 2004.

The modern designs and superior quality of the Group's products had won for it a number of prestigious acclaims including the "*Gold Award of the bedroom series*" in the 12th International Famous Furniture Fair (Dongguan), "*Top Brand in Customer Satisfaction in the PRC Market*" presented by *People's Daily* and the "*Top Ten Renowned Furniture Brands*" named by the *China Association for Quality Supervision and Management* in China. These awards demonstrated the Group's continuous efforts in developing products of the best designs and quality as well as its commitment to providing the best service to its customers. Among the three accreditations, the Gold Award was presented to the Group's new brand, "Simplified". The award not only recognised the dedication of the Group's product design and development team, but also strengthened Chitaly's confidence in developing new products under the "Simplified" brand.

Distinguished Brand Building Strategies

On top of establishing a comprehensive distribution network in China and maintaining excellent design and product quality, the Group also injected resources into building its brands. Chitaly appointed celebrity Ms Rosmund Kwan as the Group's spokesperson in 2003. The Group's furniture brands are promoted via the printed media, and on billboards and television featuring Ms. Kwan. In addition, Chitaly has actively participated in various international furniture exhibitions in China, including the 12th International Famous Furniture Fair (Dongguan), which were well-known international show for the furniture industry in China. These exhibitions can serve as an efficient platform for the Group to promote its brands to potential franchisees and customers. These marketing campaigns helped the Group to extend its brand recognition and market presence, and also strengthened its leading position in the medium to high-end home furniture market in China.

Investment in Production Facility

In view of the escalating demand for quality home furniture in China, the Group expanded its production facility, adding to it a new factory in Dongguan in mid 2004. Including the production plant in Guangzhou, the Group's production facilities had a total production floor area of 110,000 sq.m. and a maximum monthly production capacity of 14,000 sets of furniture. Furthermore, the Group further invested in expanding its logistics capabilities by adding a new three-storey facility, a new storage and a distribution terminal adjacent to its Guangzhou factory and in Tianjin. The investment in new facility has further cemented the Group's foundation for future growth in the quality home furniture industry.

Other Revenue

During the year, the Group's other revenues represented service fee resulted from the introduction of customers (the Group's franchisees) to the manufacturers of non-wooden furniture, including sofa, mattress, table, cushion, lamps and other decorations of the wooden furniture. By providing such services, the Group can highlight its position as a close business partner of its franchisees thereby fortify the relationship with them, and also ensure all the specialty outlets share the same uniform image. The services were well evidenced by the additional income, amounted to HK$33 million.

PROSPECTS

Looking ahead, the favourable market condition in the China home furniture market will remain as the Group's major growth driver. Chitaly will continue to strengthen its presence in the country, which will enable it to grasp arising business opportunities. The Group targets at having a total of 1,000 specialty outlets in China by the end of 2005.

To further boost the market penetration of its three prestigious brands, the Group will inject resources into marketing campaigns to publicise them to potential customers. Chitaly is also pleased to announce that Ms. Kwan has signed another three-year endorsement contract with the Group. The Group is confident of expanding its brand names into new potential markets.

As for core business development, to strengthen Chitaly's brand and corporate image, the Group has started retrieving its franchise rights and forging partnership with existing franchisees in certain major cities in China such as Shanghai and Shenzhen. The Group intended to build flagship stores to enhance its overall brand image, and the sophisticated style of the stores can serve as an important reference for franchisees in neighbouring cities. Being able to secure maximum brand exposure in major Chinese cities will also help the Group attract additional business from overseas.

Apart from the development in the Group's core market, Chitaly is delighted to announce that it has introduced its effective franchise system to Indonesia, Philippines and United Arab Emirates, and it has also signed a licensing agreement with a distributor in Spain. The Group believes that those new markets will serve as another growth driver for the Group's future development.

In the pursuit of a sustainable gross profit margin, we will continue to look for additional product lines to expand the scope of our core products. In addition to panel furniture, new product lines we plan to develop include fabrics, sofas, floor and wall coverings, accessories and others, to name but a few. However, we do not intend to start from scratch the development of new product lines. We may consider pursuing such development in collaboration with other companies or partners when the right opportunities arise. Also, the Group may consider acquiring other companies to tap these new product markets.

The above developments presented many growth opportunities for Chitaly. Leveraging the Group's market driven products, superior design capabilities, high brand reputation, quality and efficient products and an extensive distribution network, the Group is poised for future success.

USE OF PROCEEDS FROM THE INITIAL PUBLIC OFFERING

Upon the listing of the Company's shares on the Stock Exchange on 15th May 2002 and issue of shares on the same date, the proceeds, after netting of related expenses paid and payable, were approximately HK$32 million. As at 31st December 2004, HK$10 million, HK$12 million and HK$5 million was used for the construction of new factories, for the purchase of machinery and equipment and for marketing and promotional activities, respectively. The remaining proceeds are deposited in financial institutions and licensed banks in Hong Kong.

LIQUIDITY AND FINANCIAL RESOURCES

The Group maintained a strong financial position, with cash and bank balances of HK$85.8 million as at 31st December 2004 (2003: HK$77.4 million). Other than the proceeds from the initial public offering, the Group is principally financed by net cash inflow from operating activities. The Group believes that funds generated from its internal operations are adequate to meet the future requirements of operating its business.

As at 31st December 2004, except for an interest-bearing bank loan amounting to HK$13 million, the Group had no other bank borrowings and contingent liabilities. As at the same date, the gearing ratio was 0.84 (2003: 0.68).

As at 31st December 2004, approximately 55% of the Group's cash was dominated in Hong Kong Dollars, 45% of the Group's cash was dominated in Renminbi. The exposure to exchange fluctuation was minimal.

The liquidity of the Group as evidenced by the current ratio (current assets/current liabilities) was 1.39 times, which improved from the 1.35 times applicable at the end of 2003. As at 31st December 2004, the net current assets was HK$68,724,000 (2003: 37,070,000).

EMPLOYMENT AND REMUNERATION POLICY

The total number of employees of the Group as at 31st December 2004 was 2,700 (2003: 1,000). The Group's remuneration policies are in line with local market practices where the Group operates and are normally reviewed on an annual basis. In addition to salary payments, there are other staff benefits including provident fund, medical insurance and performance related bonus. Share options may also be granted to eligible employees and persons of the Group. At 31st December 2004, there were outstanding share options of approximately 6.9 million.

DIVIDENDS

The Board of Directors recommends a payment of a final dividend of HK14.0 cents per share for the year ended 31st December 2004. Together with the interim dividend of HK12.0 cents per share, the total dividend for the year ended 31st December 2004 is HK26.0 cents per share. Subject to the approval of the shareholders at the forthcoming AGM, the final dividend will be distributed on or about 12th May 2005 to shareholders whose names appear on the Register of Members of the Company as at the close of business on 6th May 2005.

CLOSURE OF THE REGISTER OF MEMBERS

The Register of Members of the Company will be closed from 4th May 2005 to 6th May 2005, both days inclusive, during which period no transfer of shares will be registered. In order to qualify for the final dividend, all transfers of shares accompanied by the relevant share certificates and transfer forms must be lodged with the Company's Branch Registrars and Registration Office in Hong Kong, Tengis Limited, G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong on 3rd May 2005.

COMPLIANCE WITH THE CODE OF BEST PRACTICE

In the opinion of the Board, the Group has complied with the Code of Best Practice (the "Code") as set out in the previous Appendix 14 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Stock Exchange") (the "Listing Rules") throughout the accounting period covered by the annual report of the Company, except that the independent non-executive directors of the Group are not appointed for specific term as required by paragraph 7 of the Code, but are subject to retirement by rotation and re-election at the AGM in accordance with the articles of association of the Company.

PROPOSED AMENDMENTS TO THE COMPANY'S ARTICLES OF ASSOCIATION

The recent changes to the Listing Rules on the Stock Exchange relating to corporate governance practices require that, among other things, all directors of listed companies should be subject to re-election at regular intervals. The Board of the Company proposes to put forward a special resolution to the shareholders for approval at the coming AGM to amend the existing Company's Articles of Association in order to ensure compliance with the code provisions of the new Code on Corporate Governance Practices. Particulars of the proposed amendments together with the notice of the AGM will be set out in a circular to be sent to shareholders together with the Annual Report.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

Neither the Company, nor any of its subsidiaries purchased, redeemed or sold any of the Company's listed securities during the year.

PUBLICATION OF DETAILED RESULTS ANNOUNCEMENT ON THE STOCK EXCHANGE WEBSITE

A detailed results announcement containing all the information required by paragraph 45(1) to 45(3) of Appendix 16 of the Listing Rules will be published on the Stock Exchange of the Hong Kong Limited's website in due course.

As at the date of this announcement, Mr. Tse Kam Pang, Mr. Lam Toi, Ms. Lam Ning, Joanna and Mr. Ma Ming Fai, Gary are the executive directors of the Company and Mr. Tsao Kwang Yung, Peter, Dr. Donald H. Straszheim and Mr. Yau Chung Hong are the independent non-executive directors of the Company.

By Order of the Board
Tse Kam Pang
Chairman

Hong Kong, 8th April 2005

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Chitaly Holdings Limited ("Company") will be held at The Kowloon Shangri-La, 64 Mody Road, Tsimshatsui, Kowloon, Hong Kong on Wednesday, 11th May 2005 at 10:00 a.m. for the following purposes:

1. To receive and adopt the audited financial statements and the reports of the directors and auditors of the Company for the year ended 31st December 2004;
2. To declare a final dividend for the year ended 31st December 2004, to be paid out of the share premium account of the Company, if necessary;
3. To re-elect directors and to authorise the board of directors to fix their remuneration;
4. To re-appoint auditors and to authorise the board of directors to fix their remuneration;
5. By way of special business, to consider, and if thought fit, to pass each of the following resolutions, with or without modification, as ordinary resolutions:

ORDINARY RESOLUTIONS

A. "**THAT**:

(a) subject to paragraph (c) of this Resolution and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the exercise by the directors of the Company ("Directors") during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares of the Company ("Shares") or securities convertible into Shares, or options, warrants or similar rights to subscribe for any Shares, and to make or grant offers, agreements and options which might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval given in paragraph (a) of this Resolution shall be in addition to any other authorisations given to the Directors and shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval given in paragraph (a) of this Resolution, otherwise than pursuant to:

(i) a Rights Issue (as hereinafter defined);

(ii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into Shares;

(iii) the exercise of any option scheme or similar arrangement for the time being adopted for the grant or issue to the officers and/or employees of the Company and/or any of its subsidiaries of Shares or rights to acquire Shares; or

(iv) any scrip dividend or similar arrangement providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares in accordance with the articles of association of the Company;

shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

'Relevant Period' means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law or the articles of association of the Company to be held; and

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting; and

"Rights Issue" means the allotment, issue or grant of Shares pursuant to an offer of Shares open for a period fixed by the Directors to holders of Shares or any class thereof on the register of members of the Company on a fixed record date in proportion to their then holdings of such Shares or class thereof (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or stock exchange in any territory outside Hong Kong)"

B. "**THAT**:

(a) subject to paragraph (b) of this Resolution, the exercise by the directors of the Company ("Directors") during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase its own securities on The Stock Exchange of Hong Kong Limited ("Stock Exchange") or on any other stock exchange on which the securities of the Company may be listed and recognised for this purpose by the Securities and Futures Commission of Hong Kong and the Stock Exchange under the Hong Kong Code on Share Repurchases and, subject to and in accordance with all applicable laws and regulations, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of the securities which may be repurchased by the Company pursuant to paragraph (a) of this Resolution during the Relevant Period shall not exceed 10 per cent. of the aggregate nominal amount of the relevant class of securities of the Company in issue at the date of the passing of this Resolution and the approval granted under paragraph (a) of this Resolution shall be limited accordingly; and

(c) subject to the passing of each of the paragraphs (a) and (b) of this Resolution, any prior approvals of the kind referred to in paragraphs (a) and (b) of this Resolution which had been granted to the Directors and which are still in effect be and are hereby revoked; and

(d) for the purpose of this Resolution:

'Relevant Period' means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable laws to be held; and

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting."

C. "**THAT** conditional upon the passing of Resolutions 5A and 5B as set out in the notice convening the Meeting, the general mandate granted to the directors of the Company ("Directors") to exercise the powers of the Company to allot, issue or otherwise deal with shares of the Company ("Shares") pursuant to Resolution numbered 5A above be and is hereby extended by the addition thereto an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to Resolution numbered 5B above, provided that such amount shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of the passing of this Resolution."

6. By way of special business, to consider, and if thought fit, to pass the following resolution, with or without modification, as a special resolution:

SPECIAL RESOLUTION

"**THAT** the Articles of Association of the Company be amended by:

(a) substituting the existing Article 86(3) with the following new Article 86(3):

"86(3) The Directors shall have the power from time to time and at any time to appoint any person as a Director either to fill a casual vacancy on the Board or as an addition to the existing Board but so that the number of Directors so appointed shall not exceed any maximum number determined from time to time by the Members in general meeting. Any Director so appointed shall hold office only until the next following general meeting of the Company (in the case of filling a casual vacancy) or until the next following annual general meeting of the Company (in the case of an addition to the Board), and shall then be eligible for re-election at that meeting."; and

(b) substituting the existing Article 87(1) with the following new Article 87(1):

"87(1) Notwithstanding any other provisions in the Articles, at each annual general meeting one-third of the Directors for the time being (or, if their number is not a multiple of three (3), the number nearest to but not less than one-third) shall retire from office by rotation.""

By order of the Board of
Chitaly Holdings Limited
Tse Kam Pang
Chairman

Hong Kong, 8th April 2005

Notes:

1. The register of members of the Company will be closed from 4th May 2005 to 6th May 2005, both days inclusive, during which period no transfer of shares will be registered. In order to qualify for the final dividend, members are reminded to ensure that all transfers of shares accompanied by the relevant share certificates and transfer forms must be lodged with the Company's Branch Registrars and Registration Office in Hong Kong, Tengis Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, for registration no later than 4:00 p.m. on 3rd May 2004.

2. A member entitled to attend and vote at the meeting may appoint one or more proxies to attend, and in the event of a poll, vote in his/her stead. A proxy need not be a member of the Company.

3. Where there are joint registered holders of any Share, any one such persons may vote at the meeting, either personally or by proxy, in respect of such Share as if he/she were solely entitled thereto; but if more than one of such joint holders are present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such Share shall alone be entitled to vote in respect thereof.

4. In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof must be delivered to the office of the Company's Branch Registrars and Registration Office in Hong Kong, Tengis Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof. The completion and delivery of the form of proxy will not preclude you from attending and voting at the meeting if you so wish.

5. Concerning Resolution 5A above, the directors wish to state that in respect of this general mandate, they have no immediate plans to issue any new securities of the Company. Approval is being sought from members as a general mandate in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited in order to allow flexibility and discretion to the directors in the event that it becomes desirable to issue any securities of the Company up to 20 per cent. of the existing issued share capital.

6. The general purpose of the authority to be conferred on the directors by Resolution 5B above is to increase flexibility and to provide discretion to the directors in the event that it becomes desirable to repurchase securities representing up to a maximum of 10 per cent. of the relevant class of securities of the Company in issue at the date of passing the resolution.

Please also refer to the published version of this announcement in The Standard.

CHITALY HOLD<01198> - Results Announcement

Chitaly Holdings Limited announced on 08/04/2005:
(stock code: 01198)
Year end date: 31/12/2004
Currency: HKD
Auditors' Report: Unqualified

	Note	(Audited) Current Period from 01/01/2004 to 31/12/2004 ('000)	(Audited) Last Corresponding Period from 01/01/2003 to 31/12/2003 ('000)
Turnover	:	403,766	300,719
Profit/(Loss) from Operations	:	131,857	88,998
Finance cost	:	N/A	N/A
Share of Profit/(Loss) of Associates	:	N/A	N/A
Share of Profit/(Loss) of Jointly Controlled Entities	:	N/A	N/A
Profit/(Loss) after Tax & MI	:	108,002	77,244
% Change over Last Period	:	+39.8 %	
EPS/(LPS)-Basic (in dollars)	:	0.4506	0.3295
-Diluted (in dollars)	:	0.4405	0.3214
Extraordinary (ETD) Gain/(Loss)	:	N/A	N/A
Profit/(Loss) after ETD Items	:	108,002	77,244
Final Dividend per Share	:	14.0 cents	12.0 cents
(Specify if with other options)	:	N/A	N/A
B/C Dates for Final Dividend	:	04/05/2005	to 06/05/2005 bdi.
Payable Date	:	12/05/2005	
B/C Dates for Annual General Meeting	:	04/05/2005	to 06/05/2005 bdi.
Other Distribution for Current Period	:	N/A	
B/C Dates for Other Distribution	:	N/A	

Remarks:

1. CORPORATE INFORMATION

The registered office of the Company is located at Century Yard, Cricket Square, Hutchins Drive, P.O. Box 2681 GT, Grand Cayman, Cayman Islands.The principal activity of the Company is investment holding. There were no significant changes in the nature of the subsidiaries' principal activities during the year.

2. SEGMENT INFORMATION

Segment information is required by SSAP 26 "Segment reporting" to be presented by way of two segment formats: (i) on a primary segment reporting basis, which the Group has determined to be by business segment; and (ii) on a secondary segment reporting basis, which the Group has determined to be by geographical segment. Sale of home furniture is the only major business segment of the Group. Accordingly no further business segment information is provided. In determining the Group's geographical segments, revenues are attributed to the segments based on the location of the customers, and assets are attributed to the segments based on the location of the assets. An analysis of the Group's turnover by location of customers is as follows:

	2004	2003
Segment revenue	HK$'000	HK$'000
Sales to the PRC	399,543	296,415
Sales to elsewhere in Asia	3,890	3,995
Sales to Australia	88	200
Sales to South Africa	245	-
Sales to North America	-	109
	403,766	300,719

	Segment assets		Capital expenditure	
	2004	2003	2004	2003
Other segment information	HK$'000	HK$'000	HK$'000	HK$'000
The PRC	339,962	178,276	27,904	64,837
Hong Kong	89,336	98,313	36,890	141
	429,298	276,589	64,794	64,978

3. TURNOVER AND REVENUE

Turnover represents the net invoiced value of goods sold during the year, after allowances for returns and trade discounts, and after eliminations of all significant intra-Group transactions.

An analysis of the Group's turnover and revenue is as follows:

	2004	2003
	HK$'000	HK$'000
Turnover	403,766	300,719
Bank interest income	222	2,114
Service income	32,783	12,600
Gain on disposal of short term investments	259	4,071
Dividend income from short term investments	251	770
Others	1,193	972
Other revenue	34,708	20,527
Revenue	438,474	321,246

4. EARNINGS PER SHARE

The calculation of basic earnings per share is based on the net profit from ordinary activities attributable to shareholders for the year of HK$ 108,002,000 (2003: HK$77,244,000) and the weighted average of 239,693,000 (2003: 234,458,000) ordinary shares in issue during the year. The weighted average number of ordinary shares of the Company used to calculate the basic earnings per share for the year ended 31st December

2004 included 232,566,000 ordinary shares brought forward at the beginning of that year, 11,100,000 ordinary shares issued in 2004. The calculation of diluted earnings per share is based on the net profit from ordinary activities attributable to shareholders for the year of HK$108,002,000 (2003: HK$77,244,000). The weighted average number of ordinary shares used in the calculation is the 239,693,000 (2003: 234,458,000) ordinary shares in issue during the year, as used in the basic earnings per share calculation; and the weighted average of 5,485,246 (2003: 5,858,904) ordinary shares assumed to have been issued at no consideration on the deemed exercise of all share options with dilutive effect during the year.

5. DIVIDENDS

	Group	
	2004 HK$'000	2003 HK$'000
Interim dividend - HK12.0 cents (2003: HK6.0 cents) per ordinary share	29,240	14,238
Proposed final dividend - HK14.0 cents (2003: HK12.0 cents) per ordinary share	34,113	27,908
	63,353	42,146

At a board meeting held on 8th April 2005 the directors declared a final dividend of HK14.0 cents per ordinary share. This proposed dividend was not reflected as a dividend payable in these accounts, but will be reflected as an appropriation of retained earnings for the year ending 31st December 2005.

6. TAX

	Group	
	2004	2003
Group:	HK$'000	HK$'000
Tax charge for the year	23,855	11,754

Hong Kong profits tax has not been provided for at the rate of 17.5% (2003: 17.5%) as the Group did not generate any assessable profits in Hong Kong during the year. Taxes on profits assessable elsewhere have been calculated at the rates of tax prevailing in the countries in which the Group operates, based on existing legislation, interpretations and practices in respect thereof. Macao income tax has been calculated at the statutory tax rate of 15.75% on the estimated assessable profits for the year. Provision for tax on the estimated assessable profits of certain subsidiaries arising from their operations in the PRC has been calculated at the rate of PRC.

CHITALY HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 1198)

RE-DESIGNATION AND APPOINTMENT OF DIRECTOR

The board of directors (the "Board") of Chitaly Holdings Limited (the "Company") is pleased to announce (i) the re-designation of Mr. Ma Gary Ming Fai, an independent non-executive director of the Company, as an executive director of the Company and (ii) the appointment of Mr. Yau Chung Hong as an independent non-executive director ("INED) of the Company both with effect from 21st January 2005.

RE-DESIGNATION OF DIRECTOR

The Board announces that Mr. Ma Gary Ming Fai has been re-designated as an executive director of the Company with effect from 21st January, 2005. Upon re-designation, Mr. Ma will not be a member of the Audit Committee. Mr. Ma, Gary Ming Fai, aged 41, has become an executive director of the Company. Mr. Ma will be responsible for the general administrative functions of the Company. Mr. Ma is also a Vice Chairman of Xteam Software International Limited, a listed subsidiary of the Beijing Municipal People's Government. Mr. Ma was a Chartered Accountant by training. He has worked as a managing director of an investment bank.

Mr. Ma has not entered into any service contract with the Company. His re-designation as an executive director of the Company is not for a fixed term but is subject to retirement by rotation and re-election in accordance with the articles of association of the Company. The director's fee payable to Mr. Ma will be fixed by the Board with reference to market conditions and his duties and responsibilities with the Company subject to shareholders' approval at annual general meeting. Immediately prior to his appointment, Mr. Ma has no interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong). Apart from being an executive director of the Company, Mr. Ma does not hold any position in any member of the Group and does not have any relationship with any other directors, senior management, substantial shareholders, or controlling shareholders of the Company or their respective associates.

Save as disclosed above, there are no other matters with respect to the above that need to be brought to the attention of the shareholders of the Company.

APPOINTMENT OF DIRECTOR

The Board announces that Mr. Yau Chung Hong has been appointed as an INED of the Company and a member of the Audit Committee with effect from 21st January, 2005.

Mr. Yau Chung Hong, aged 34 is an Executive Director of China Northern Enterprises Investment Fund Limited. Mr. Yau obtained a Bachelor degree in Accountancy from the Hong Kong Polytechnic University in 1993. He is an associated member of the Hong Kong Institute of Certified Public Accountants and a fellow member of the Association of Chartered Certified Accountants. Mr. Yau has about 12 years of experience in accounting and corporate finance. He possesses extensive experience and knowledge in accounting and financial management.

Mr. Yau has not entered into any service contract with the Company. His appointment as an INED of the Company is not for a fixed term but is subject to retirement by rotation and re-election in accordance with the articles of association of the Company. The director's fee payable to Mr. Yau will be fixed by the Board with reference to market conditions and his duties and responsibilities with the Company subject to shareholders' approval at annual general meeting. Immediately prior to his appointment, Mr. Yau has no interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong). Apart from being an INED of the Company, Mr. Yau does not hold any position in any member of the Group and does not have any relationship with any other directors, senior management, substantial shareholders, or controlling shareholders of the Company or their respective associates.

Save as disclosed above, there are no other matters with respect to the above that need to be brought to the attention of the shareholders of the Company.

By Order of the Board
Tse Kam Pang
Chairman

Hong Kong, 21st January, 2005

As at the date of this announcement, the directors of the Company are as follows:

Executive Directors:

Mr. Tse Kam Pang, Mr. Lam Toi, Mr. Ma Gary Ming Fai and Ms. Lam Ning, Joanna

Independent Non-Executive Directors:

Dr. Donald H. Straszheim, Mr. Tsao Kwang Yung, Peter and Mr. Yau Chung Hong

Please also refer to the published version of this announcement in The Standard dated 24 January 2005.